Registration No. 333- ________
                                                                   811- 8506

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 INITIAL FILING

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 8

                         GNA VARIABLE INVESTMENT ACCOUNT
                           (Exact name of Registrant)

                   GENERAL ELECTRIC CAPITAL ASSURANCE COMPANY
                               (Name of Depositor)

                             6604 West Broad Street
                               Richmond, VA 23230
                                 (804) 281-6000
          (Address and telephone number of Principal Executive Offices)
             -------------------------------------------------------

                         Scott A. Curtis, Vice President
                   General Electric Capital Assurance Company
                             6604 West Broad Street
                               Richmond, VA 23230
                                 (804) 281-6000
           (Name, address, and telephone number of agent for service)

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

     Title of Securities Being Registered: Interests in a Separate Account under flexible premium variable deferred annuity policies.

         Filing Fee:  None.

             -------------------------------------------------------

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting under Section 8(a), may determine.

                   General Electric Capital Assurance Company

               Group and Individual Deferred Variable Annuity and
                      Modified Guaranteed Annuity Contracts

    Issued by:                                  Variable Annuity Service Center:
    GNA Variable Investment Account of          300 Berwyn Park
    General Electric Capital Assurance Company  Berwyn, PA 19312-0031
    6604 West Broad Street                      (800) 455-0870
    Richmond, VA 23230
    (804) 281-6000

         This prospectus offers deferred variable and modified guarantee annuity Contracts for groups and individuals and for some qualified and nonqualified retirement plans. You may allocate your purchase payments to the GNA Variable Investment Account ("Separate Account") that invests in Portfolios of the following Fund:

                            GE Investment Funds, Inc.

          o        Income Fund          o  Premier Growth Equity Fund
          o        Value Equity Fund    o  International Equity Fund
          o        U.S. Equity Fund     o  Money Market Fund

You bear the risk of investing in the Separate Account.

         You may also allocate your purchase payments to our Fixed MGA Account. Fixed MGA Account Values accumulate under Fixed Guarantee Periods for a specified number of years ranging from one to ten. We guarantee a minimum rate of interest on amounts you allocate to the Fixed MGA Account. However, amounts you withdraw, transfer, or apply to an annuity from the Fixed MGA Account generally will be subject to a market value adjustment, the operation of which may increase or decrease such amounts.

         This prospectus details information that you should know before investing. You should also review the Fund prospectus and keep both prospectuses for future reference.

         The Contracts have risks including the possible loss of principal. The Contracts are not deposits or obligations of, or guaranteed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

         The Statement of Additional Information ("SAI"), dated the same date as this prospectus, contains additional information about the Contracts. We filed the SAI with the Securities and Exchange Commission and its terms are made a part of this prospectus. The table of contents for the SAI is on page __ of the prospectus. You may obtain a free copy of the SAI by writing or calling our Variable Annuity Service Center at the address and phone number listed above, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

         The Securities and Exchange Commission has not approved the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                January __, 1999

                                TABLE OF CONTENTS


                                                     Page                                                              Page

Definitions  .........................................        Notices and Elections .............................
                                                             Amendment of Contract and Certificates ............
Summary ..............................................       Free Look Right ...................................
Fee Table and Example ................................       Company Approval ..................................
Accumulation Unit Values .............................
General Information...................................     Charges and Deductions
  General Electric Capital Assurance Company..........       Withdrawal Charges ................................
  GECA Variable Investment Account ...................       Administration Charges ............................
  The Funds ..........................................       Mortality and Expense Risk Charge .................
                                                             Taxes .............................................

                                                           Federal Tax Matters .................................
Description of the Contracts .........................       Introduction ......................................
Accumulation Provisions ..............................       GECA's Tax Status .................................
  Purchase Payments ..................................       Tax Status of the Certificate .....................
  Variable Accumulation ..............................       Federal Tax Considerations ........................
  Fixed Accumulation .................................       Qualified Plans ...................................
  Transfers Among Investment Options .................
  Special Transfer Services...........................
  Withdrawals ........................................
  Special Withdrawal Services ........................     General Matters .....................................
  Telephone Transactions .............................       Performance Data ..................................
  Market Value Adjustment.............................       Financial Statements ..............................
  Death Benefit ......................................       Year 2000 .........................................
                                                             Restrictions Under the Texas Optional
                                                               Retirement Program ..............................
Annuity Provisions...................................       Distribution of Contracts .........................
  General ...........................................        Legal Proceedings .................................
  Annuity Date .......................................       Legal Matters .....................................
  Annuity Options.....................................       Experts ...........................................
  Amount of Fixed Annuity Payments....................       Registration Statements ...........................
  Amount of Variable Annuity Payments ................
  Transfers After Annuity Date .......................     Statement of Additional
  Death Benefit on or After Annuity Date                     Information--Table of Contents ....................

Other Contract Provisions ............................     Appendix A: State Premium Taxes .....................
  Proof of Age, Sex and Survival .....................
  Misstatement of Age or Sex..........................     Appendix B: Examples of Market Value
  Ownership ..........................................       Adjustments .......................................
  Beneficiary ........................................

This prospectus does not constitute an offering in any jurisdiction in which an offering may not be lawfully made.

                                   Definitions

         We have tried to make this prospectus as understandable for you as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. We define these terms below.

Accumulation Unit. An unit of measure that we use to calculate the Accumulation Value for each Variable Sub-account before the Annuity Date.

Accumulation Value. The number of Accumulation Units of a Variable Sub-account we credit to a Certificate multiplied by the Accumulation Unit value for that Sub-account.

Annuitant. The person on whose life we issue the Contract. The Participant is the Annuitant unless you designate another person.

Annuity Date. The date on which annuity payments begin.

Beneficiary. The person who receives payment from us on the death of the Participant if the Participant (or other appropriate individual) dies before the Annuity Date. After the Annuity Date, if the Annuitant dies before we will pay the guaranteed amounts, we will pay these guaranteed amounts to the Beneficiary.

Certificate Anniversary. Each anniversary of the Certificate Date. For an individual Contract, we refer to this as the Contract Anniversary.

Certificate Date. The date on which we credit a premium for a Participant as shown on the Certificate Schedule.

Certificate  Year. The year starting on the Certificate  Date or the Certificate
Anniversary  and  ending  on  the  day  just  prior  to  the  next   Certificate
Anniversary. For an individual Contract, we refer to this as the Contract Year.

Certificate Value. The sum of the Accumulation Values for all Variable Sub-accounts and Fixed MGA Account Value. For an individual Contract, we refer to this as the Contract Value.

Fixed MGA Account Value. The sum of the values in Fixed Guarantee Periods.

Fixed Guarantee Period. We establish a Fixed Guarantee Period when you invest a purchase payment or transfer an amount to the Fixed MGA Account. We credit each Fixed Guarantee Period with a specified interest rate for a specified Guarantee Period.

Fixed Annuity. An annuity payment option with payments that we predetermine and guarantee as to dollar amount.

Guarantee Period. The period of years for which we guarantee a rate of interest credited to a Fixed Guarantee Period.

Notice. A notice or request authorized by you, in a written, signed, and dated form satisfactory to us, received at our Variable Annuity Service Center.

Participant. The person, persons, or entity participating under the Contract to whom we issue a Certificate and who is entitled to the rights stated in the Certificate. For an individual Contract, we refer to the Participant as the Owner. "You" or "Your" refers to the Participant or Owner.

Separate  Account.  A separate  investment  account of General  Electric Capital
Assurance Company ("GECA," "we," "us," "our," or the "Company"), the GNA Variable Investment Account. The Separate Account is divided into Variable Sub-accounts, each of which invests in a Portfolio of a Fund.

Variable Sub-account(s). One or more of the Variable Sub-Accounts of the Separate Account.

Valuation Date. Any date on which the New York Stock Exchange is open for trading and the net asset value of a Portfolio is determined.

Valuation Period. Any period from one Valuation to the next, measured from the time on each such date that the net asset value of a Portfolio is determined.

                                     Summary

The Contract - The Contract provides for Fixed Annuity payments that begin at the Annuity Date.

Purchase Payments - Currently, the minimum initial purchase payment for a Certificate is $2,000. Subsequent purchase payments that you allocate to the Separate Account must be at least $500 ($100 for automatic payment plans). Subsequent purchase payments that you allocate to the Fixed MGA Account must be at least $2,000. You may make additional purchase payments anytime before the Annuity Date.

Ownership - A purchaser may be an individual, employer, trust, corporation, partnership, custodian, or any entity specified in an eligible employee benefit plan. Retirement plans qualified or non-qualified under the Internal Revenue Code (the "Code") may purchase the Contract.

Investment Options - You currently may allocate purchase payments to six Variable Sub-accounts and to 10 Fixed Guarantee Periods. You can change your purchase payment allocation. We currently do not limit transfers from or between the Variable Accounts, but reserve the right to do so. A transfer from or between Fixed Guarantee Periods may be made only once in a Certificate Year. (See "Transfers Among Investment Options"). The minimum transfer amount is $1,000 or the entire value of your interest in that Variable Sub-account or Fixed Guarantee Period if such interest is less than $1,500. Transfers from a Fixed Guarantee Period may be subject to a market value adjustment.

Charges - We apply the following charges to your Contract:

              o a deferred sales load equal to a maximum of 5% of each purchase payment made, on certain full and partial surrenders;

              o a Certificate Maintenance Charge of $40 which we waive if your Certificate Value at the time of assessment is $40,000 or more;

              o a mortality and expense fee and an administration charge equal to a combined annual rate of 1.40% of the Separate Account's daily net assets; and

              o a Market Value Adjustment to certain withdrawals or transfers from the Fixed MGA Account made before the end of a Guarantee Period.

         The Portfolios deduct from .50% to 1.20% annually from their average net assets to cover their management and operating expenses.

         Certain waivers or reductions may apply. (See "Withdrawals" and "Charges and Deductions").

Free-Look Right - After you receive the Certificate, you have the number of days shown on your Certificate Schedule (usually ten days) to return it to us. We will return your Certificate Value (or, in some states, your purchase payments).

Withdrawals - Before the earlier of the Annuity Date or the death of any person whose death caused the payment of a death benefit, you may withdraw all or part of your Certificate's Withdrawal Value. The Withdrawal Value is the Certificate Value less any withdrawal charge, plus or minus any market value adjustment, less any applicable taxes or certificate maintenance charge. Each withdrawal must be at least $1,000. For any partial withdrawal, the remaining Accumulation Value for each Variable Sub-Account and the remaining value of each Fixed Guarantee Period must be at least $500, and the remaining Certificate Value must be at least $2,000. Please be aware that federal tax laws penalize and may prohibit certain premature distributions from the Certificate.

         You may withdraw a purchase payment free of the withdrawal charge after five years. You also may make a withdrawal free of the withdrawal charge each Certificate Year. We limit this free withdrawal privilege to the first withdrawal made in a Certificate Year, and to 10% of Certificate Value at the time of the withdrawal.

         However, whenever you make a withdrawal from a Fixed Guarantee Period or apply an amount from a Fixed Guarantee Period to an annuity before the end of that Fixed Guarantee Period, we will apply a market value adjustment. This market value adjustment will depend on (i) the amount you withdraw, transfer, or apply to an annuity, (ii) the remaining time in the Guarantee Period of the Fixed Guarantee Period from which you take the amount, and (iii) the change in guaranteed interest rates offered by us that has occurred since we established the Fixed Guarantee Period. (See - "Accumulation Provisions - Market Value Adjustment").

Death Benefit - If the Participant or a non-spouse Participant (or Annuitant if the Participant is not a person) dies before the Annuity Date, the Beneficiary receives the greater of Certificate Value or the minimum death benefit. On the effective date of the Certificate, the minimum death benefit equals the initial purchase payment. Additional purchase payments immediately increase and partial surrenders (net of withdrawal charges) immediately decrease the minimum death benefit. However, on the fifth Certificate Anniversary and each Certificate Anniversary which is a five-year interval of the fifth Certificate Anniversary, we will increase the minimum death benefit to equal the Certificate Value if the Certificate Value on that Anniversary is greater than the minimum death benefit.

Fee Table and Example

We designed the following table and Example to assist you in understanding the various costs and expenses that you bear directly and indirectly. The table reflects expenses of the Separate Account and the underlying Portfolios. It does not reflect any market value adjustment. In addition to the items listed below, premium taxes may be applicable to certain Certificates. We more completely describe the items listed under "Participant Transaction Expenses" and "Separate Account Annual Expenses" in this Prospectus (see "CHARGES AND DEDUCTIONS"). The items listed under "Portfolio Annual Expenses" are described in detail in the accompanying Fund Prospectus.

Participant Transaction Expenses

Deferred sales load (as percentage of purchase payments)

      Number of Complete Years         Withdrawal Charge
   Since Purchase Payment Made           Percentage
                0                              5%
                1                              5%
                2                              4%
                3                              3%
                4                              2%
                5+                             0%

Annual Contract Fee                         $40(1)

(1) We waive the certificate maintenance charge if, at the time of assessment, the Certificate Value is $40,000 or more.

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and expense risk fees........................... 1.25%
Administration fee--asset based........................... 0.15%
    Total Separate Account Annual Expenses ............... 1.40%

Portfolio Annual Expenses
(as a percentage of Portfolio average net assets)


                                            Management Fees            Other Expenses
                                          (after fee waiver,        (after reimbursement,
Portfolio                                   as applicable)             as applicable)          Total Annual Expenses
---------                                   --------------             --------------          ---------------------
Income Fund                                      .42%                       .17%                       .59%
Premier Growth Equity Fund                       .03%                       .01%                       .04%
Value Equity Fund                                .37%                       .09%                       .46%
International Equity Fund                        .98%                       .36%                      1.34%
U.S. Equity Fund                                 .55%                       .25%                       .80%
Money Market Fund                                .20%                       .12%                       .32%
-----------------------

The  annual   expenses  listed  for  all  the  Portfolios  are  net  of  certain reimbursements and fee waivers by the Portfolios' investment advisers. GECA cannot guarantee that the reimbursements will continue.

Absent reimbursements and fee waivers, total annual expenses during 1997 for the Portfolios of GE Investments Funds, Inc. would have been .76% for the Income Fund, .04% for the Premier Growth Equity Fund, .46% for the Value Equity Fund, 1.43% for the International Equity Fund, .86% for the U.S. Equity Fund, and .48% for the Money Market Fund.

Example

For purposes of presenting the Example, we have made certain assumptions mandated by the Securities and Exchange Commission (the "Commission"). We assume that there are no exchanges or other transactions and that the "Other Expenses" line item under "Portfolio Annual Expenses" will remain the same. Such assumptions, which the Commission mandates in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts, do not take into account certain features of the Contract and prospective changes in the size of the Portfolio which may operate to change the expenses borne by Participants. Consequently, you should not consider the amounts listed in the Example a representation of past or future expenses, and your actual expenses may be greater or lesser than those shown.

In addition, for purposes of calculating the values in the Example, we have translated the $40 certificate maintenance charge listed under "Annual Contract Fee" to a 0.058% annual asset charge based on an average Certificate Value of $44,740 with the additional assumption that we waive the charge on 35% of all Certificates due to the waiver in place for Certificates with a Certificate Value of $40,000 or greater. We base this estimate on sales information from annuities issued under this prospectus.

You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets and the charges and expenses reflected in the Fee Table above, if you:

                                                                           Annuitized  or did not  surrender*  your
                                Surrendered*  your Certificate at the end  Certificate    at   the   end   of   the
                                of the applicable period:                  applicable
                                                                           period:
                                -----------------------------------------  ----------------------------------------
                                   1          3          5         10         1         3          5         10
          Portfolio               Year      Year       Year       Year       Year      Year      Year       Year
          ---------               ----      ----       ----       ----       ----      ----      ----       ----

Income Fund                      $65.63    $99.85     $127.92    $237.72    $20.78    $64.21    $110.23    $237.72
Premier Growth Equity
Fund                             $60.06    $82.91      $99.36    $178.83    $15.24    $47.35     $81.74    $178.83
Value Equity Fund                $64.33    $95.87     $121.24    $224.11    $19.48    $60.25    $103.57    $224.11
International Equity Fund        $73.18   $122.48     $165.58    $312.62    $28.29    $86.75    $147.81    $312.62
U.S. Equity Fund                 $72.38   $120.09     $161.63    $304.92    $27.49    $84.37    $143.87    $304.92
Money Market Fund                $62.91    $91.56     $114.00    $209.24    $18.07    $55.96     $96.34    $209.24

* Surrender includes annuitization over a period of less than 5 years.


Accumulation Unit Values

The Accumulation Unit Values and the number of Accumulation Units outstanding for each Variable Sub-account for the periods shown are as follows:



Sub-accounts:                                                        Sub-accounts:
Income                                 1997                          International Equity                   1997
o        December 12* Unit Value..   $10.00                          o        December 12* Unit Value..    $10.00
o        December 31 Unit Value...    $9.98                          o        December 31 Unit Value...    $10.20
o        December 31, Units.......  508,249                          o        Decmeber 31, Units.......   206,295

Premier Growth Equity                                                U.S. Equity
o        December 12* Unit Value..   $10.00                          o        December 12* Unit Value..    $10.00
o        December 31 Unit Value...   $10.33                          o        December 31 Unit Value...    $10.23
o        December 31, Units.......  943,827                          o        December 31, Units....... 1,156,869

Value Equity                                                         Money Market
o        December 12* Unit Value..   $10.00                          o        December 12* Unit Value..    $10.00
o        December 31 Unit Value...   $10.23                          o        December 31 Unit Value...    $10.02
o        December 31, Units.......  991,032                          o        December 31, Units.......   128,751

Each of the above-referenced Sub-accounts became available under the Contracts on December 12, 1997, under an order of substitution issued by the Commission. The number of units and unit values for the Sub-accounts available prior to December 12, 1997, the date of the substitution, were as follows:



GNA Growth                                    1997                 1996               1995
o        January 1 UnitValue.......  $15.237                 $13.154            $10.001*
o        December 31 Unit Value....  $19.382**               $15.237            $13.154
o        December 31, Units........  487,595.202632**        501,296.749795     221,675.041558
GNA Value
o        January 1 Unit Value......  $15.182                 $12.592            $10.001*
o        December 31 Unit Value....  $20.368**               $15.182            $12.592
o        December 31, Units........  487,120.754019**        479,779.462510     158,124.112269
GNA Government
o        January 1 Unit Value......  $11.661                 $11.441            $9.996*
o        December 31 Unit Value....  $12.454**               $11.661            $11.441
o        December 31, Units........  158,279.329415**        177,813.422659     120,988.166975
GNA Adjustable Rate
o        January 1 Unit Value......  $11.447                 $10.998            $10.001*
o        December 31 Unit Value....  $11.915**               $11.447            $10.998
o        December 31, Units........  39,783.063285**         43,229.833640      7,535.253952
GE International Equity
o        January 1 Unit Value......  $13.292                 $11.614            $10.001*
o        December 31 Unit Value....  $13.683**               $13.292            $11.614
o        December 31, Units........  151,818.927334**        149,104.691691     88,199.568780
GE U.S. Equity
o        January 1 Unit Value......  $16.050                 $13.369            $10.001*
o        December 31 Unit Value....  $20.457**               $16.050            $13.369
o        December 31, Units........  565,970.209618**        558,978.499416     128,448.286686
GE Fixed Income
o        January 1 Unit Value......  $11.693                 $11.526            $10.001*
o        December 31 Unit Value....  $12.514**               $11.693            $11.526
o        December 31, Units........  209,631.673106**        253,249.356565     81,369.894632
GE Money Market
o        January 1 Unit Value......  $10.786                 $10.429            $10.001*
o        December 31 Unit Value....  $11.155**               $10.786            $10.429
o        December 31, Units........  115,465.830459**        147,357.482064     237,634.647996

* As of commencement on January 3, 1995.
** As of December 12, 1997 the date of the substitution described above.

We qualify the above summary in its entirety by the detailed information appearing elsewhere in this Prospectus and Statement of Additional Information and the accompanying Prospectus and Statement of Additional Information for the Fund, to which you should refer. This Prospectus generally describes only the variable aspects of the Contract, except where we specifically mention fixed aspects.

General Information

General Electric Capital Assurance Company

GECA is a stock life insurance company organized under the laws of the State of Delaware in 1956. It is principally engaged in the offering of annuity, interest-sensitive life, accidental death and dismemberment, and long-term care insurance coverage. GECA is admitted to do business in 48 states and the District of Columbia. The principal offices are 6604 West Broad Street, Richmond, Virginia 23230.

GECA is a wholly-owned subsidiary of GNA Corporation, which is indirectly a wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management and consumer and commercial financing businesses. GE Capital's parent, General Electric Company, founded more than 100 years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large-size electric power generation equipment.

Effective January 1, 1999, GECA's wholly-owned subsidiary Great Northern Insured Annuity Corporation ("GNA") was merged with and into GECA with GECA as the surviving corporation. As a result of the merger, GECA assumed all of the rights and obligations of GNA, including those related to the Separate Account.

GNA Variable Investment Account

The Separate Account was established in 1981 under the laws of the State of Washington. The income, gains and losses, whether or not realized, from assets of the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. Nevertheless, all obligations arising under the Contracts are our general corporate obligations. Assets of the Separate Account may not be charged with liabilities arising out of any of our other business.

The Separate Account is registered with the Commission under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the Commission of the management or investment policies or practices of the Separate Account.

There are currently six Variable Sub-accounts within the Separate Account available under the Contracts: the Income Sub-account, the Premier Growth Equity Sub-account, the Value Equity Sub-account, the International Equity Sub-account, the U.S. Equity Sub-account, and the Money Market Sub-account. The Company reserves the right to add other Sub-accounts, make available other Separate Accounts established by GECA or an affiliated company, eliminate existing Sub-accounts, combine Sub-accounts with other Sub-accounts or other Separate Accounts or transfer assets in one Sub-account to another Sub-account or to another Separate Account established by the Company or an affiliated company. The Company will not eliminate existing Sub-accounts or combine Sub-accounts without the prior approval of the appropriate state or federal regulatory authorities. The Company reserves the right to deregister the Separate Account, operate the Separate Account as a management investment company or make any change required by the 1940 Act.

The Funds

We invest the assets of each Variable Sub-account of the Separate Account in shares of a corresponding Portfolio: the Income Fund, the Premier Growth Equity Fund, the Value Equity Fund, the International Equity Fund, the U.S. Equity Fund and the Money Market Fund of the GE Investments Fund, Inc. GE Investments Fund, Inc. is registered under the 1940 Act as an open-end management investment company. Each of the Portfolios is diversified for purposes of the 1940 Act.

The investment adviser of GE Investment Funds, Inc. is GE Investment Management Incorporated, a wholly-owned subsidiary of General Electric Company.

The following is a brief description of each Portfolio:

The Income Fund. The investment objective of the Income Fund is to provide maximum income consistent with prudent investment management and preservation of capital. It seeks to achieve this objective by investing primarily in income-bearing debt securities and other income-bearing instruments.

The Premier Growth Equity Fund. The investment objective of the Premier Growth Equity Fund is to provide long-term growth of capital as well as future (rather than current) income. It seeks to achieve this objective by investing primarily in growth-oriented equity securities.

The Value Equity Fund. The investment objective of the Value Equity Fund is to provide long-term growth of capital. It seeks to achieve this objective by investing primarily in common stock and other equity securities that are undervalued by the market at the time of purchase and offer above-average potential for capital growth.

The International Equity Fund. The investment objective of the International Equity Fund is to provide long-term growth of capital. It seeks to achieve this objective by investing primarily in foreign equity and equity-related securities.

The U.S. Equity Fund. The investment objective of the U.S. Equity Fund is to provide long-term growth of capital. It seeks to achieve this objective by investing primarily in equity securities of U.S. companies.

The Money Market Fund. The investment objective of the Money Market Fund is to provide the highest level of current income as is consistent with liquidity and safety of principal. It seeks to achieve this objective by investing in various types of good quality money market securities.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other retail mutual funds which can be purchased outside of a variable insurance product, and that may be managed by the same investment adviser or manager. The investment results of the
Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

If shares of a Portfolio are no longer available for investment or in our judgment investment in a Portfolio becomes inappropriate to the purposes of the Contract, we may eliminate the shares of the Portfolio and substitute shares of another portfolio or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without Notice to the Contract holder and prior approval of the Commission to the extent required by the 1940 Act.

We will vote shares of the Portfolios held in the Separate Account at meetings of shareholders of the Portfolio in accordance with voting instructions received from the persons having the voting interest under the Certificates. We will determine the number of Portfolio shares for which you may give voting instructions in the manner described below, not more than 90 days prior to the meeting of the Portfolio. We will distribute fund proxy material to each person having the voting interest under the Certificate together with appropriate forms for giving voting instructions. We will vote Portfolio shares held in the Separate Account that we attribute to Certificates and as to which we received no timely instructions, in proportion to the instructions received. We will vote Portfolio shares that are not attributable to Certificates in our discretion.

Prior to the Annuity Date, the person having the voting interest under a Certificate is the Participant. We determine the number of votes as to each Portfolio for which the Participant may give voting instructions by dividing the Certificate's Accumulation Value for the Variable Sub-account in which we hold such Portfolio shares by the net asset value per share of that Portfolio. After the Annuity Date, the person having the voting interest under a Certificate is the Annuitant. We determine the number of votes as to each Portfolio for which the Annuitant may give voting instructions by dividing the reserve for the Annuity Payment Option allocated to the Variable Sub-account in which such Portfolio shares are held by the net asset value per share of that Portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to an Annuity Payment Option under a Certificate will usually decrease after the commencement of annuity payments. We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws or regulations or interpretations of these laws or regulations.

The Prospectus for the Fund which accompanies this Prospectus contains a full description of the Portfolios, including the investment objectives, policies and restrictions of the Portfolios and should be read by a prospective purchaser before investing.

Description of the Contract

In most states the Contract described in this Prospectus is a group Contract. The group contract is an allocated contract pursuant to which specific accounts are maintained for each Participant. The group Contract may have been issued to a broker-dealer or other financial institution for a group consisting of clients of the broker-dealer or financial institution. The Contract may also have been issued to any other organized group acceptable to us, including a trust established for account holders of a broker-dealer or other financial institution. In certain states where the group Contract was not approved for sale, an individual Contract may have been available. We no longer offer the Contract for sale, and no longer accept new Participants under the outstanding group Contracts. Current Participants may continue to make purchase payments subject to the limitations described in this Prospectus.

The Contract may have been issued in connection with either Nonqualified Plans or certain Qualified Plans. Qualified Plans include individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), Tax-Sheltered annuities, and deferred compensation plans of state and local governments and tax-exempt organizations.

A person, or in the case of a group Contract an eligible member of a group to which a Contract has been issued, may have become a Participant by completing an application and forwarding payment of a purchase payment to us. The application is subject to our acceptance. We summarize the rights and benefits of a Participant under a Contract in a Certificate issued to the Participant. Provisions of the Contract are controlling. A Participant may exercise all rights and benefits under a group Contract without the consent of the Contract holder. Provisions of any plan in connection with which a Contract has been issued may restrict a person's eligibility to purchase or participate under the Contract, the minimum or maximum amount of the purchase payment, and the Participant's ability to exercise the rights and/or receive the benefits provided under the Contract. In the case of a group Contract, we reserve the right to terminate a Contract as to eligible members of the group not accepted as Participants at the time of termination.

Accumulation Provisions

Purchase Payments

You pay purchase payments to us at our Variable Annuity Service Center. The minimum initial purchase payment is $2000. You may make subsequent purchase payments at any time in amounts of at least $500, except that any portion of a purchase payment you allocate to a Fixed Guarantee Period must be at least $2000. We may arrange by separate agreement for purchase payments as small as $100 to be automatically withdrawn from your bank account on a periodic basis.

We allocate purchase payments among the Variable Sub-accounts and the Fixed Guarantee Periods of the Fixed MGA Account according to the percentages you designated in the application. You may change the allocation of subsequent purchase payments at any time upon written Notice to us or by telephone in accordance with our telephone transfer procedures. You currently may allocate Certificate Value to no more than six Variable Sub-accounts and ten Fixed Guarantee Periods at any one time. The minimum allocation to a Fixed Guarantee Period is $2000. Any allocation to a Fixed Guarantee Period which would result in a total Fixed MGA Account Value exceeding $500,000 requires our prior approval.

Variable Accumulation

Accumulation Units. We credit purchase payments and transfers to a Variable Sub-account to your Certificate in the form of Accumulation Units. We determine the number of Accumulation Units credited by dividing the net purchase payment or transfer allocated to that Variable Sub-account by the value of the Accumulation Unit for that Variable Sub-account for the Valuation Period during which we receive a purchase payment at our Variable Annuity Service Center if received before 4:00 p.m., New York time. If received at or after 4:00 p.m., New York time, we will use the Accumulation Value computed on the next Valuation date.

When we receive a completed application and initial purchase payment by mail at our Variable Annuity Service Center, we usually will issue a certificate within two business days. We will contact you if your application is incomplete and we need more information. We will return your initial purchase payment if we do not complete this process within five business days unless you otherwise agree. We will credit initial purchase payments received by wire transfer from broker-dealers in the Valuation Period during which we received them where such broker-dealers have made special arrangements with GECA for the collection and forwarding of applications.

Value of Accumulation Units. The value of Accumulation Units for each Variable Sub-account will vary from one Valuation Period to the next depending upon the investment results of the Variable Sub-account. We arbitrarily set the value of an Accumulation Unit for each Variable Sub-account at $10 for the first Valuation Period under the Certificates. We determine the value of an Accumulation Unit for any subsequent Valuation Period by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the net investment factor for such Variable Sub-account (described below) for the Valuation Period for which we are determining the value.

Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Variable Sub-account from one Valuation Period to the next. We determine the net investment factor for each Variable Sub-account for any Valuation Period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

   (1) the net asset value per share of a Portfolio share held in the Variable Sub-account determined at the end of the current Valuation Period, plus

   (2) the per share amount of any dividend or capital gain distributions made by the Portfolio on shares held in the Variable Sub-account if the "ex-dividend" date occurs during the current Valuation Period.

Where (b) is:

   the net asset value per share of a Portfolio share held in the Variable Sub-account determined as of the end of the immediately preceding Valuation Period.

Where (c) is:

   a factor representing the charges deducted from the Variable Sub-account for administration and mortality and expense risks. Such factor is equal on an annual basis to 1.40%: (0.15% for administration and 1.25% for mortality and expense risks).

The net investment factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same.

We reserve the right to adjust the foregoing formula to make provision for any change in tax law that requires us to pay tax on capital gains in the Separate Account or any charge that may be assessed against the Separate Account for assessments of federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to its receipt of purchase payments.

Fixed Accumulation

Fixed Guarantee Periods. There are currently ten fixed investment options under the Contract. Each Fixed Guarantee Period provides for the accumulation of value at a fixed rate of interest for a Guarantee Period ranging from one to ten years. You select the Guarantee Period for each purchase payment or portion thereof allocated to the Fixed MGA Account. You may not select more than ten Fixed Guarantee Periods for allocation at any one time. Generally, the longer the Guarantee Period, the higher the interest rate will be, but this will not always be the case.

We establish a new Fixed Guarantee Period on each date that a Participant allocates purchase payment or transfers value to the Fixed MGA Account. Once a Certificate Year, a Participant may transfer amounts from a Fixed Guarantee Period subject to certain restrictions described below and a market value adjustment, if applicable. In addition, a Participant may withdraw the value of a Fixed Guarantee Period, subject to certain restrictions described below and any applicable market value adjustment, withdrawal charge or certificate maintenance charge. Withdrawals may be subject to a 10% penalty tax under the Code.

The fixed portion of a Participant's Certificate Value, sometimes referred to as the Fixed MGA Account Value, is the sum of the values of each Fixed Guarantee Period under the Certificate. The value of each Fixed Guarantee Period equals the amount allocated or transferred to that Fixed Guarantee Period, plus credited interest, less any taxes previously deducted, less the amount of any certificate maintenance charge previously deducted, less any amounts previously transferred or withdrawn from the Fixed Guarantee Period (including any transfer or withdrawal charges arising from any previous transfer or withdrawal) and plus or minus any market value adjustment arising from any previous transfer or withdrawal.

We quote a guaranteed interest rate for each Fixed Guarantee Period. Unless we state otherwise, we will credit the guaranteed rate to the Fixed Guarantee Period daily using a 365-day year. (We will not credit interest for February 29.) Our determination of the guaranteed interest rates for the different Guarantee Periods will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which it may acquire with the purchase payments it receives under the Contracts. See "Investments Supporting the Fixed Guarantee Periods". We will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses, general economic trends and competitive factors. We will make the final determination of the guaranteed rates we declare. We cannot predict or guarantee the level of future guaranteed rates.

At the end of a Guarantee Period, you may select a new Fixed Guarantee Period for the reinvestment of account values or may transfer such values to a Variable Sub-account. We will not treat any such reinvestment or transfer as a transfer for purposes of the limits on the number of transfers that we allow. The minimum amount necessary to start a new Fixed Guarantee Period is $2000.

We will notify you of your right to make the selection at least forty-five days before the end of the Guarantee Period. We guarantee interest rates for reinvestments to be the same as the guaranteed interest rates then being offered for new Certificates, but there is no guaranteed minimum interest rate. If we do not receive notice before the end of the Guarantee Period, we will transfer the Fixed Guarantee Period Value to the Money Market Sub-account. You may leave Notice on file giving instructions for the reinvestment of all Fixed Guarantee Periods. If you give Notice to start a new Guarantee Period with less than $2000, we will reinvest the amount in the Money Market Sub-account.

Transfers Among Investment Options

Before the Annuity Date you may transfer amounts among the available investment options subject to the following. The minimum amount which you can transfer from a Variable Sub-account or Fixed Guarantee Period is $1000 or the entire value of the Participant's interest in that Variable Sub-account or Fixed Guarantee Period if such interest is less than $1500. If after the transfer the amount remaining in the Variable Sub-account or Fixed Guarantee Period is less than $500, we will transfer the entire amount instead of the requested amount. Any transfer from a Fixed Guarantee Period prior to the end of its Guarantee Period may be subject to a market value adjustment. (See "Market Value Adjustment" below.)

If you make more than six transfers in a Certificate Year from or between Variable Sub-accounts, each additional transfer may be subject to a $25 charge to cover the administrative costs associated with the transfer. You may make a transfer from or between Fixed Guarantee Periods only once in a Certificate Year. If we should permit more than one such transfer, we reserve the right to assess the $25 charge for that transfer. We will deduct the transfer charge from the amount transferred if you transfer the entire amount of your interest in the Variable Sub-account or Fixed Guarantee Period. Otherwise we will deduct the charge from the Variable Sub-account or Fixed Guarantee Period from which you make the transfer. If you make a transfer from more than one Variable Sub-account or Fixed Guarantee Period, we will allocate the transfer charge among such Variable Sub-accounts or Fixed Guarantee Periods in the same proportion as the allocation of the total amount to be transferred, except that any transfer from Fixed Guarantee Periods of the same duration shall be considered together for transfer purposes, and we will transfer amounts on a first-in, first-out basis.

Any transfer to a Fixed Guarantee Period initiates a new Fixed Guarantee Period. We will not allow a transfer that would result in there being more than ten Fixed Guarantee Periods or six Variable Sub-accounts. Any transfer that would result in a total of more than $500,000 in all Fixed Guarantee Periods requires our prior approval. We reserve the right to at any time and without prior Notice to terminate, suspend or modify the transfer privilege. We may also delay transfers from any Variable Sub-account in the circumstances described below for the postponement of payment of withdrawals.

Special Transfer Services

Dollar Cost Averaging

We administer a Dollar Cost Averaging ("DCA") program which enables you to pre-authorize a periodic exercise of certain of the transfer rights described above. When you enter into a DCA agreement you instruct us to transfer monthly or quarterly a predetermined dollar amount from any one Variable Sub-account to any other Variable Sub-accounts (not to exceed five) until the amount in the Variable Sub-account is exhausted or until you cancel the program. The DCA program is generally suitable for Participants making a substantial purchase payment to the Contract and who desire to control the risk of investing at the top of a market cycle. The DCA program allows such investments to be made in equal installments over time in an effort to reduce such risk. The minimum amount that a Participant may transfer is $1000 per transfer. To initiate the program, the Certificate Value based on the Variable Sub-account from which the transfers are to be made must be sufficient to provide for transfer payments for at least one year. We will not count transfers under the program against the six free transfers allowed each Certificate Year. Please contact our Variable Annuity Service Center for more information about the DCA program.

Automatic Asset Allocation

We provide an Automatic Asset Allocation service under which you may specify the portion of your total Sub-account Values to be allocated among various
Sub-accounts. Each quarter-year period we will send a statement to you indicating the specified allocations, the current allocation of Sub-account Values and any reallocation of the current values to conform them to the specified allocations. If you make no objection to us within the prescribed time, we will reallocate current Sub-account Values so that they will conform to the allocations previously specified by the Participant. The DCA program and Systematic Withdrawal Plan will not be available to Participants in the Automatic Asset Allocation service.

Withdrawals

Before the earlier of the Annuity Date or the death of any person whose death causes payment of the death benefit, you may withdraw all or a portion of the Withdrawal Value of your Certificate upon Notice to our Variable Annuity Service Center. The Certificate's Withdrawal Value is the Certificate Value less any withdrawal charge, plus or minus the market value adjustment for amounts withdrawn from Fixed Guarantee Periods, less any applicable taxes and less the certificate maintenance charge if you make a full withdrawal on a date other than December 31. Withdrawals may have tax consequences, including the possibility of being subject to a penalty tax. For certain Qualified Certificates, exercise of the withdrawal right may require the consent of your spouse under the Code and regulations promulgated by the Treasury Department. Under Tax-Sheltered Annuities, withdrawals attributable to contributions made pursuant to a salary reduction agreement may be made only after the Participant reaches age 59 1/2 or in other limited circumstances. (See "FEDERAL TAX MATTERS.") For full withdrawals, surrender of the Certificate may be required.

In the case of a total withdrawal, we will pay the Withdrawal Value as of the date of receipt of the request at our Variable Annuity Service Center, and we will cancel the Certificate. In the case of a partial withdrawal, we will pay the amount requested and withdraw an amount equal to the amount requested plus the withdrawal charge, plus any applicable taxes, plus or minus any market value adjustment. (See "CHARGES AND DEDUCTIONS.")

When making a partial withdrawal, you should specify the Variable Sub-accounts or Fixed Guarantee Periods from which we will make the withdrawal. The amount you request from a Variable Sub-account or Fixed Guarantee Period may not exceed the value thereof minus any applicable withdrawal charge, minus any applicable taxes, plus or minus any market value adjustment. If you do not specify the Variable Sub-account or Fixed Guarantee Period from which we take the partial withdrawal, we will make the partial withdrawal from each Variable Sub-account and Fixed Guarantee Period in the same proportion that the Accumulation Value for each Variable Sub-account and the value of each Fixed Guarantee Period bear to the Certificate Value, except that Fixed Guarantee Periods of the same duration shall be considered together for withdrawal purposes, and we shall take the amounts withdrawn on a first-in, first-out basis.

There is no limit on the frequency of partial withdrawals; however, the minimum amount of any withdrawal is $1000. For any partial withdrawal, the remaining Accumulation Value for each Variable Sub-account and the remaining value of each Fixed Guarantee Period must be at least $500, and the remaining Certificate Value must be at least $2000. If after the withdrawal (including the deduction of any withdrawal charge and the application of any market value adjustment) the remaining Accumulation Value for any Variable Sub-account or the remaining value of any Fixed Guarantee Period from which we make the transfer is less than $500, we will treat the partial withdrawal as a withdrawal of the entire amount of the Participant's interest in the investment option. If a partial withdrawal
(including the deduction of any withdrawal charge and the application of any market value adjustment) would reduce the Certificate Value to less than $2000, we will treat the partial withdrawal as a request for a total withdrawal of the Withdrawal Value.

We will pay the amount of any withdrawal from a Variable Sub-account promptly and in any event within seven days of receipt of the request in proper form at our Variable Annuity Service Center, except that we reserve the right to suspend or postpone payment of the amount for any period when: (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) trading on the New York Stock Exchange is restricted, (3) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets, or (4) the Commission, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (2) and (3) exist.

The amount of any withdrawal from a Fixed Guarantee Period is subject to our right to suspend or postpone payment of the amount for up to six months from the date it receives Notice at its Variable Annuity Service Center. If we defer under this right, we will pay interest as required by the law of your state of residence at that time.

Special Withdrawal Services

Systematic Withdrawal Plan

We administer a Systematic Withdrawal Plan ("SWP") which enables a Participant to pre-authorize a periodic exercise of the withdrawal rights described above. Participants entering into an SWP agreement may instruct us to withdraw a level dollar amount from specified investment options on a monthly or quarterly basis, provided the Certificate Value satisfies certain minimums and the dollar amount of each withdrawal is at least $100. We generally limit the total of SWP withdrawals in a Certificate Year to not more than 10% of the Certificate Value at the beginning of each Certificate Year. If a Participant makes an unscheduled withdrawal while enrolled in an SWP, such withdrawal will not be eligible for the free withdrawal privilege. If a Participant terminates the SWP, the Participant may not reinstate it until the next Certificate Anniversary under a new application. An SWP is not available if one is participating in the DCA program, the Automatic Asset Allocation service or if purchase payments are being automatically deducted from a bank account on a periodic basis. SWP withdrawals will be free of withdrawal charges, but if made from a Fixed Guarantee Period, will be subject to a market value adjustment. SWP withdrawals may also be subject to the 10% federal tax penalty on early withdrawals and to income tax. (See "FEDERAL TAX MATTERS.") Participants interested in an SWP may elect to participate in this program on their application or by separate application. Participants may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Variable Annuity Service Center.

Telephone Transactions

You may request transfers and withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To request a transfer or withdrawal by telephone, you must sign our telephone authorization form. We will employ reasonable procedures to confirm that your telephone instructions are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following. Upon telephoning a request, we will ask you to provide your account number, and if not available, your social security number. For your and our protection, we will tape record all conversations with you. We will follow all telephone transactions by a confirmation statement of the transaction.

Market Value Adjustment

Whenever you make a withdrawal from a Fixed Guarantee Period, or take an amount from a Fixed Guarantee Period to apply it to effect an annuity, prior to the end of the Guarantee Period, we will apply a market value adjustment. We will base the market value adjustment on the amount withdrawn. (See "Death Benefit" below.)

Because of the market value adjustment provision of the Contract, you bear the investment risk that the guaranteed interest rates we offer at the time you make a withdrawal or start receiving annuity payments may be higher than the guaranteed interest rate of the Fixed Guarantee Period from which you take the amount withdrawn or annuitized. If this happens, the amount available for you to receive or to have applied to an annuity may be substantially reduced.

The market value adjustment we make will depend on the remaining time in the Guarantee Period of the Fixed Guarantee Period from which you take the amount. It also will depend on the change in the guaranteed interest rates offered by us that has occurred since establishment of the Fixed Guarantee Period. The market value adjustment may be either positive or negative, depending on the relationship of (1) the current guaranteed interest rate for a period equal to the time remaining in the Fixed Guarantee Period, which rate is interpolated (on a straight line basis) from the rates currently offered by us for Fixed Guarantee Periods with Guarantee Periods closest to such period, to (2) the guaranteed interest rate for the Fixed Guarantee Period. If the current guaranteed interest rate of (1) above is lower than the guaranteed rate of (2), there will be a positive market value adjustment; if (1) is higher than (2), there will be a negative market value adjustment. However, a negative market value adjustment will not exceed an amount that would reduce the credited interest on a Fixed Guarantee Period below an effective rate of 3% per year determined from the date we established the relevant Fixed Guarantee Period to the date of the transfer or payment (the "Negative Market Value Adjustment Floor"). If the adjustment is positive, the additional amount will be provided by us. If negative, the amount deducted will be retained by us for our own benefit.

We base the amount of the market value adjustment on the relationship of the guaranteed interest rates currently offered by us to the guaranteed interest rate credited to the affected Fixed Guarantee Period. If the remaining period of time in the Fixed Guarantee Period is a whole number of years, we use the guaranteed interest rate currently offered by us for a Fixed Guarantee Period equal to the number of remaining years. If the remaining period of time in the Fixed Guarantee Period is not a whole number of years, we derive an interest rate from the guaranteed interest rates currently offered for the Fixed Guarantee Periods nearest the remaining period of time. This derivation is by straight-line interpolation, except where the remaining period of time is less than one year in which case we use the current guaranteed rate for a Guarantee Period of one year. If, for example, the remaining period is 5.20 years, the interpolated guaranteed interest rate we will use is equal to the sum of four-fifths of the five year rate and one-fifth of the six year rate. If the five year rate were 5.25% and the six year rate were 5.50%, the interpolated rate would be 5.30%, 5.25% times .80 plus 5.50% times .20.

The amount of the market value adjustment is determined from the following formula:


                            A   X      [      (1+B)  n/365   ]
                                              -----        -1
                                       [      (1+C)          ]

Where:

                  o "A" is the total amount withdrawn from the Fixed Guarantee Period,

                  o "B" is the guaranteed interest rate (expressed as a decimal) for the Fixed Guarantee Period,

                  o "C" is the guaranteed interest rate that we now are offering for a Guarantee Period of a duration of years equal to "n"/365 or that is interpolated for "n"/365 based on the guaranteed interest rates we now are offering for Guarantee Periods nearest "n"/365, and

                  o "n" is the remaining number of days in the Guarantee Period of the Fixed Guarantee Period from which the amount withdrawn or annuitized is taken.

For example, assume that you make a full withdrawal of the Variable Value of $10,000 from a Fixed Guarantee Period with 1,898 days (5.20 years) remaining in an initial Guarantee Period of ten years and a guaranteed interest rate of 5%. Assume also that the guaranteed interest rates currently offered for Guarantee Periods of 5 and 6 years are 5.25% and 5.50%, respectively. "C" is equal to 5.30%, the sum of 5.25% times .80 and 5.50% times .20. The market value adjustment is:


                    $10,000     X  [ (1.050)  5.20     ]=  $ -147.26
                                      -----         -1
                                   [ (1.053)           ]


Since this figure is a negative number and the withdrawal is a full withdrawal, we subtract it from the amount withdrawn, resulting in a net payment (assuming no withdrawal charge) of $9,852.74 ($10,000--$147.26). If "C" had been 4.70%, instead of 5.30%, the market value adjustment would have been +$149.90, which would have been added to the amount withdrawn, resulting in a net payment of $10,149.90.

In the first example, assume the initial account value in the Fixed Guarantee Period was $7,912.23 ($7,912.23 with interest credited at 5.0% for 4.8 years equals $10,000) and that no withdrawals or transfers have been previously taken. The Negative Market Value Adjustment Floor requires that the net payment (assuming no withdrawal charge) at least equal the initial account value in the Fixed Guarantee Period with interest credited at a rate of 3.0% per year
($7,912.23 with interest credited at 3% per year for 4.8 years equals $9,118.23). The amount of the Negative Market Value Adjustment Floor is the difference between this minimum required net payment and the amount withdrawn ($9,118.23 - $10,000 = -$881.77). In this example, the Negative Market Value Adjustment Floor does not affect the amount of the market value adjustment.

The greater the difference in interest rates, the greater the effect of the market value adjustment. If in the above example "C" had been 6%, 7% and 8%, the market value adjustment would have been -$480.94, -$934.56 and -$1,362.64, respectively. However, at the 7% and 8% levels the Negative Market Value Adjustment Floor would apply and the amount of the market value adjustment would be limited to -$881.77. The market value adjustment is also affected by the remaining period in the Fixed Guarantee Period from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above (C = 5.30%) "n"/365 were 3.2 or 1.2, the market value adjustment would be -$90.88 or -$34.18, respectively. Tables showing the impact of the market value adjustment and withdrawal charge on hypothetical full withdrawals are set forth in Appendix B.

Death Benefit

If the Participant or a non-spouse Joint Participant dies prior to the Annuity Date, we will pay to the Beneficiary the greater of the Certificate Value or the minimum death benefit as of the Valuation Period in which we receive both due proof of death and a payment election. The minimum death benefit on the effective date of the Certificate is equal to the initial purchase payment. For each subsequent purchase payment we increase the minimum death benefit by the amount of the payment, and for each withdrawal we decrease the minimum death benefit by the amount (net of withdrawal charges) of the withdrawal. On each "Reset Date," if the then Certificate Value is greater than the minimum death benefit, the minimum death benefit is reset to equal the then Certificate Value. Reset Dates are the fifth Certificate Anniversary and each Certificate
Anniversary   which  is  a  five-year   interval  from  the  fifth   Certificate
Anniversary.

If the Participant is not an individual, we will pay the death benefit to the Beneficiary if the Annuitant (or the first to die if joint Annuitants) dies prior to the Annuity Date. If the Participant is an individual but is not the Annuitant, the Participant must select a new Annuitant, and if the Participant does not select a new Annuitant within 30 days of the death of the Annuitant, the Participant will become the Annuitant. No death benefit is payable on the death of a spouse Joint Participant.

We will make payment in a lump sum unless the Beneficiary chooses an Annuity Payment Option. The Beneficiary must choose an Annuity Payment Option election within 60 days of the date of death. For tax consequences of a lump sum payment, see "FEDERAL TAX MATTERS--Federal Tax Considerations." The Beneficiary must receive the death benefit within five years of the date of death. If the Beneficiary chooses an Annuity Payment Option, annuity payments must begin within one year of the date of death, or such later date as the law may allow, and the option must limit payments to a period not exceeding the Beneficiary's lifetime or life expectancy. If the Beneficiary is the surviving spouse of the deceased Participant or of the deceased Annuitant if the Participant is not a person, such Beneficiary may choose to continue the Certificate in force, in which event we will not pay a death benefit. A spouse Joint Participant and the surviving spouse where the Annuitant and joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the Beneficiary regardless of any Beneficiary designation.

We will pay death benefits within seven days of receipt of due proof of death and payment election at our Variable Annuity Service Center, subject to postponement under the same circumstances that payment of withdrawals may be postponed. (See "Withdrawals" above.)

If we have not received the Beneficiary's election, we may pay the death benefit in a single sum six (6) months after the date we receive due proof of death. Before your death, you may make elections regarding payment options for the Beneficiary which will be binding upon the Beneficiary.

If the Annuitant dies after the Annuity Date, we will pay any guaranteed amounts remaining unpaid to the Beneficiary under the same method of distribution in force at the date of death. If no Beneficiary survives the Annuitant, we will pay the Participant. For additional provisions affecting payment of the death benefit, see "Beneficiary" under "Other Contract Provisions".

Annuity Provisions

General

Annuity payments will commence on the Annuity Date. We will pay the Annuitant unless you ask that the payment be made to another payee and we agree. The Participant is the Annuitant unless another person designated as Annuitant is living. A Participant who is not a person must name a living person as Annuitant.

Any applicable premium taxes, if not previously paid, will be paid at the Annuity Date. Premium taxes imposed by states and local jurisdictions currently range from 0% to 3.5% depending on the tax treatment of the Certificate.

Annuity Date. You may select the Annuity Date and an Annuity Payment Option. If you do not do so, the Annuity Date will be the first or fifteenth day of the calendar month immediately following the later of (i) the Certificate Anniversary immediately after the Annuitant's 85th birthday or (ii) ten years after the effective date of the Certificate, and the Annuity Payment Option will be a life annuity with a 10-year guarantee. (For Qualified Contracts, the Annuity Date selected must be no later than April 1 of the first calendar year following the later of (i) the calendar year in which the Annuitant attains age 70 1/2 or (ii) the calendar year in which the Annuitant retires.)

You may change the Annuity Date or the Annuity Payment Option on written Notice received at our Variable Annuity Service Center at least 30 days prior to the current Annuity Date.

Annuity Options

Annuity benefits currently are available under the Contract only on a fixed basis. You may select any one of the following Annuity Payment Options. We may make other Annuity Payment Options, including variable Annuity Payment Options, available from time to time. Treasury regulations may preclude the availability of certain Annuity Payment Options in connection with certain Qualified Contracts.

Payments for a Fixed Period: We will make payments for the period chosen. The period must be at least 10 years.

*Life Annuity: We will make payments during the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant's death.

Life Annuity With Payments for a Certain Period: We will make payments for the guaranteed period chosen (5, 10, 15 or 20 years) and as long thereafter as the Annuitant lives.

*Joint and Survivor Life Annuity: We will make payments during the lifetimes of the Annuitant and a designated second person. Payments will continue as long as either is living.

*THESE OPTIONS ARE LIFE ANNUITIES UNDER WHICH IT IS POSSIBLE FOR YOU TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

Amount of Fixed Annuity Payments

Determining Amount of Fixed Annuity Payments. We determine the amount of Fixed Annuity payments by applying the Adjusted Certificate Value to the Fixed Annuity payment tables contained in the Contract. The Adjusted Certificate Value is the Certificate Value immediately preceding the Annuity Date, plus or minus the market value adjustment applicable to Fixed Guarantee Periods which are not at the end of their Guarantee Periods, less any applicable taxes and less any pro-rata share of the certificate maintenance charge if the Annuity Date is not December 31. The amount of each Fixed Annuity payment will remain constant.

Minimum Annuity Payments. Annuity payments will be made monthly unless you choose less frequent payments. But if any payment would be less than $100 we may change the frequency so payments are at least $100 each. If the Certificate Value to be applied at the Annuity Date is less than $2,500, we may elect to pay that amount in a lump sum. For tax consequences of a lump sum payment, see "Annuity Payments" under "Federal Tax Considerations".

Annuity Tables. Our Fixed Annuity payment tables show the minimum guaranteed amount of each monthly payment for each $1,000 according to the age and sex of the Annuitant at the Annuity Date. We base the tables on the 1983 Table "a" for Individual Annuity Valuation with interest at 3%, except for Certificates issued in certain states or in connection with certain employer-sponsored plans where we may not use sex-based tables. If we offer better payment rates for similar annuities at the Annuity Date, we will substitute such rates for the rates in the Fixed Annuity payment table.

Amount of Variable Annuity Payments

If we should agree to make annuity payments available on a variable basis, the following shall apply:

Determination of Amount of the First Variable Annuity Payment. We determine the first variable annuity payment by applying that portion of the Adjusted Certificate Value used to purchase a variable annuity to the variable annuity payment tables contained in the Contract. We based the tables on the 1983-a Individual Annuity Valuation and reflect an assumed interest rate of 4% per year.

Annuity Units and the Determination of Subsequent Variable Annuity Payments. We will base variable annuity payments after the first on the investment performance of the Variable Sub-accounts selected. We determine the amount of such subsequent payments by dividing the amount of the first annuity payment from each Variable Sub-account by the then current annuity unit value for such Variable Sub-account to establish the number of annuity units which we will thereafter use to determine payments. This number of annuity units for each Variable Sub-account is then multiplied by the annuity unit value for that Sub-account, and we then total the resulting amounts for each Variable Sub-account to arrive at the amount of the payment we make. The number of annuity units remains constant during the annuity payment period, but the dollar amount of the payments will vary.

We determine the value of an annuity unit for each Variable Sub-account for any Valuation Period by multiplying the annuity unit value for the immediately preceding Valuation Period by the net investment factor for that Variable Sub-account for the Valuation Period for which we are calculating the annuity unit value and by a factor to neutralize the assumed interest rate.

A 4% assumed interest rate is built into the annuity tables used to determine the first variable annuity payment. A higher assumption would mean a larger first annuity payment, but more slowly rising subsequent payments when actual investment performance exceeds the assumed rate, and more rapidly falling subsequent payments when actual investment performance is less than the assumed rate. A lower assumption would have the opposite effect. If the actual net investment performance is 4% annually, annuity payments will be level.

Transfers After Annuity Date. After the Annuity Date, the Annuitant, or such other person that has been designated as payee, may transfer all or part of the investment upon which variable annuity payments are based from one Variable Sub-account to another. All such transfers will be subject to the restrictions described above for transfers during the period prior to the Annuity Date. A transfer between Variable Sub-accounts will not affect the dollar amount of a variable annuity payment made on the date of the transfer. We do not allow transfers to or from amounts supporting Fixed Annuity Payment Options.

Death Benefit on or After Annuity Date

If annuity payments have been selected based on an Annuity Payment Option providing for payments for a guaranteed period, and the Annuitant dies on or after the Annuity Date, we will make the remaining guaranteed payments to the Beneficiary. We will make such payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

Other Contract Provisions

Proof of Age, Sex and Survival. We may require satisfactory proof of the age, sex or survival of any person on whose continued life any payment under a Certificate depends.

Misstatement of Age or Sex. If the age or sex of an Annuitant or joint Annuitant is misstated, we will adjust annuity payments to reflect the correct age and sex. We will deduct any overpayments we have made as the result of the misstatement from the next payments due, and we will charge interest on the overpayment at the rate of 6% per year. We will pay in full with the next payment due any underpayment resulting from the misstatement together with interest on the underpayment at the rate of 6% per year.

Ownership. You may exercise all rights described in your Certificate unless otherwise provided or as may be restricted by the provisions of any plan in connection with which we issued the Contract or Certificate. You may name a Joint Participant. A Participant and spouse Joint Participant may exercise rights on behalf of the other, except for changes of Participant or Joint Participant. A Participant and non-spouse Joint Participant must exercise rights jointly. A Participant may change the Participant by Notice to the Company. We may impose limits on the age of a new Participant. Such change will take effect as of the date the Participant signed the Notice, except that we will not be liable for any payments made or actions taken prior to our receipt of the Notice. Special restrictions apply to Qualified Contracts and Certificates.

In the case of Nonqualified Contracts and Certificates, you may make a collateral assignment of your rights to a creditor as security for a debt by Notice. The rights of an assignee have priority over the rights of a Beneficiary. We assume no liability for any payments made or actions taken before our receipt of the Notice, nor will we be responsible for the validity or sufficiency of any assignment. There may be significant tax consequences associated with an assignment, and you should consult a competent tax advisor before making any assignment.

In the case of Qualified Contracts and Certificates, you generally may not assign, pledge or transfer your rights, and joint participation in a Certificate is not permitted.

Beneficiary. The Beneficiary is the person or persons named in the Certificate application to whom we make payment upon the death of the Participant (or other appropriate individual) or Annuitant. A spouse Joint Participant and the surviving spouse where the Annuitant and joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the Beneficiary regardless of any Beneficiary designation. Unless a Beneficiary has been irrevocably designated, you may change the Beneficiary by Notice prior to the time a death benefit is payable. You may name a Beneficiary irrevocably, in which case a change in Beneficiary can be made only with the Beneficiary's consent.

The estate or heirs of a Beneficiary who dies prior to the death which causes the payment of a death benefit have no rights to any portion of the death benefit. If no Beneficiary survives a sole Participant, we will pay to the Participant's estate. If any Beneficiary dies within 15 days after the death which causes the payment of the death benefit and before we make payment, we will make payment as if that Beneficiary had died before the death which causes the payment of the death benefit.

You may designate both primary beneficiaries and contingent beneficiaries. If there is more than one primary Beneficiary entitled to a death benefit, we will pay them in equal shares unless otherwise designated. A contingent Beneficiary is entitled to payment only if there are no surviving primary beneficiaries. If there is more than one contingent Beneficiary entitled to a death benefit, we will pay each of them in equal shares unless otherwise designated. If a surviving spouse Joint Participant, as primary Beneficiary, dies prior to receiving the entire death benefit, we will pay any then surviving contingent Beneficiary instead of to the spouse Joint Participant's estate, unless the spouse Joint Participant has designated otherwise.

Certain restrictions in the application of the foregoing provisions may apply in the case of Qualified Contracts or Certificates.

Notices and Elections. Unless we otherwise agree, all Notices, changes and choices available under a Certificate must be in writing, dated, signed by the proper party, received at our Variable Annuity Service Center and acceptable to it in our sole discretion to be effective. When recorded by us, Notices, changes and choices relating to beneficiaries will take effect as of the date signed unless we have already acted in reliance on the prior status.

Amendment of Contract and Certificates. At any time we may amend the Contract and the Certificates as required to conform to any applicable law, regulation or ruling issued by a government agency.

Free Look Right. You may cancel your Certificate within the time period set forth on the Certificate Schedule following your receipt of the Certificate by delivering or mailing it to us at our Variable Annuity Service Center or to the agent through whom you purchased it. We will refund the Certificate Value computed at the end of the Valuation Period during which we received the Certificate, and the Certificate will be void as if it had never been in force. In states where required, we will refund the purchase payment rather than the Certificate Value. We reserve the right to allocate all purchase payments allocated to a Variable Sub-account to the Money Market Sub-account until the expiration of 7 days from the end of the free look period. If we so allocate payments, we will refund the greater of purchase payments or the Certificate Value. No transfers or partial withdrawals may be made during the free look period. We reserve the right to reject an application from any person who, in connection with a prior application, previously exercised his or her free look right.

Company Approval. We reserve the right to accept or reject any Contract or Certificate application at our sole discretion.

Charges and Deductions

We assess charges and deductions under the Certificates against purchase payments, Certificate Values or annuity payments. There are no deductions from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Portfolios that are described in the accompanying Prospectuses of the Fund.

Withdrawal Charges

If you make a withdrawal from the Certificate before the Annuity Date, we may assess a withdrawal charge (contingent deferred sales charge) against amounts withdrawn attributable to purchase payments that have been in the Certificate less than five complete years. There is no withdrawal charge with respect to earnings accumulated under the Certificate, certain free withdrawal amounts described below or purchase payments that you made five years or more before the withdrawal date. In no event may the total withdrawal charges exceed 5% of total purchase payments. We discuss the amount of the withdrawal charge and when we assess it below.

We calculate the amount of the withdrawal charge by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the following table.

  Number of Complete Years Since    Withdrawal Charge
      Purchase Payment Made             Percentage
                0                           5%
                1                           5%
                2                           4%
                3                           3%
                4                           2%
                5+                          0%

The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

We allocate each withdrawal from a Certificate, first, to the "free withdrawal amount," second, to remaining purchase payments which you have not withdrawn previously on a first-in first-out basis, and, third, to any remaining Certificate Value.

On the first withdrawal in any Certificate Year, the Participant may withdraw free of any withdrawal charge an amount equal to 10% of the Certificate Value at the time of the withdrawal. The free withdrawal amount is non-cumulative and does not apply to subsequent withdrawals in a Certificate Year. Any part of the free withdrawal taken from a Fixed Guarantee Period will still be subject to a market value adjustment.

We deduct the withdrawal charge from the Certificate Value remaining after we pay you the amount you request, except in the case of a complete withdrawal when we deduct it from the amount otherwise payable. In the case of a partial withdrawal, the amount you request from any Variable Sub-account or Fixed Guarantee Period may not exceed the value of that account minus any applicable withdrawal charge, minus any applicable taxes, and in the case of withdrawals from a Fixed Guarantee Period, plus or minus the amount of the market value adjustment. We will subtract the withdrawal charge from the Variable Sub-accounts and Fixed Guarantee Periods from which you made the withdrawal in the same proportion that the amount withdrawn from each Variable Sub-account or Fixed Guarantee Period bears to the total amount withdrawn, except that Fixed Guarantee Periods of the same duration shall be considered together for withdrawal purposes, and we shall take amounts withdrawn out on a first-in, first-out basis.

There is no withdrawal charge on distributions made as a result of the death of the Participant or Annuitant. We do not impose withdrawal charges on or after the Annuity Date.

We will use the amount collected from the withdrawal  charge to reimburse us for
the  compensation   paid  to  cover  selling   concessions  to   broker-dealers,
preparation of sales literature and other expenses related to sales activity.

We compute the withdrawal charge without regard to the application of any market value adjustment to the amount withdrawn, so that in the event of a negative market value adjustment, we will determine the charge on the basis of the full amount withdrawn, including the amount payable to us as a result of the market value adjustment. Conversely, in the event of a positive market value adjustment, we will not assess the charge against any increased amount attributable to the positive market value adjustment. For examples of calculation of the withdrawal charge, see Appendix B.

From time to time we may agree in writing to reduce the amount of the withdrawal charge, the period during which it applies, or both, when we sell Certificates to individuals, entities or groups of individuals in a manner that reduces our sales expenses. We will consider such factors as (a) the size and type of group,
(b) the amount of purchase payments we expect to receive, and/or (c) other transactions where sales expenses are reduced. In no event will we permit the reduction or elimination of the withdrawal charge where such reduction or elimination will be unfairly discriminatory to any person.

Administration Charges

Certificate Maintenance Charge. Each year we will deduct a certificate maintenance charge of $40 as partial compensation for the cost of providing all administrative services attributable to the Contracts and Certificates and the operations of the Separate Account and the Company in connection with the Contracts and Certificates. We will waive the charge if at the time of the assessment the Certificate Value is $40,000 or greater.

Before the Annuity Date, we deduct the certificate maintenance charge on December 31 of each year, except for the first Certificate Year when we deduct a pro-rata portion of the charge on December 31. We withdraw the charge from your interest in each Variable Sub-account and Fixed Guarantee Period in the same proportion that the Accumulation Value for each Variable Sub-account and the value of each Fixed Guarantee Period bears to the Certificate Value. If you make a full withdrawal of the Certificate's Withdrawal Value on a day other than December 31, we will deduct the $40 certificate maintenance charge from the amount paid. If the Annuity Date is not December 31, we will deduct a pro-rata portion of the charge on the Annuity Date.

We may reduce or eliminate the amount of the certificate maintenance charge when sales of the Certificates are made to individuals, entities or groups of individuals in such a manner that results in savings of administration expenses. We will determine the entitlement to such a reduction or elimination of this charge by considering the size and type of group and other circumstances which could result in reduced administrative expenses. In no event will reduction or elimination of the certificate maintenance charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

Administration Charge. We deduct a daily charge at an annual rate of 0.15% of the average daily value of each Variable Sub-account from each Variable Sub-account to reimburse us for administrative expenses. We do not deduct this asset-based administrative charge from the Fixed MGA Account Value. We will reflect the charge in the Certificate Value as a proportionate reduction in the Accumulation Value for each Variable Sub-account. Because this administrative charge is a percentage of assets rather than a flat amount, larger Certificate Values will in effect pay a higher proportion of this charge than smaller Certificate Values.

Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees as to outstanding Certificates.

Mortality and Expense Risk Charge

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimated. We assume this mortality risk by virtue of annuity rates incorporated into the Contract which we cannot change as to outstanding Certificates. This assures each Annuitant that his longevity will not have an adverse effect on the amount of annuity payments. Also, we guarantee that if the Annuitant dies before the maturity date, we will pay a death benefit. (See "DEATH BENEFIT BEFORE ANNUITY DATE") The expense risk we assume is the risk that the administration charges or withdrawal charge may be insufficient to cover actual expenses.

To compensate us for assuming these risks, we deduct from each Variable Sub-account a daily charge at an annual rate of 1.25% of the average daily value of the Variable Sub-account. We do not assess the mortality and expense risk charge against the Fixed MGA Account Value. We reflect the charge in the Certificate Value as a proportionate reduction in the Accumulation Value for each Variable Sub-account. We cannot increase the rate of the mortality and expense risk charge. If the charge is insufficient to cover the actual cost of the mortality and expense risks undertaken, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses.

Taxes

We will deduct any taxes, fees or assessments paid to a governmental entity relating to a Certificate from purchase payments or the Certificate Value. We will determine when taxes have resulted from the investment experience of the Separate Account, our receipt of purchase payments or the commencement of annuity payments. We may pay premium taxes when due and deduct that amount from the Certificate Value at a later date. The amount we deduct will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the Contract or Certificate and are subject to change by the legislature or other authority. (See "APPENDIX A: State Premium Taxes.")

Federal Tax Matters

Introduction

The Contracts are designed for use in connection with retirement plans that do not qualify for special federal income tax treatment under the Internal Revenue Code (the "Code") and also with plans that qualify for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), Tax-Sheltered annuities, and deferred compensation plans of state and local governments and tax-exempt organizations. The ultimate effect of federal income taxes on Certificate Value, on annuity payments and on the economic benefit to the Participant, Annuitant or Beneficiary depends on GECA's tax status, on the type of retirement plan for which the Contract or Certificate is purchased and on the tax and employment status of the individual concerned. The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. This discussion is based on GECA's understanding of current federal income tax laws as currently interpreted. No representation is made regarding the likelihood of continuation of those laws or of the current interpretations by the Internal Revenue Service. GECA MAKES NO GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR CERTIFICATE OR ANY TRANSACTION INVOLVING THE CONTRACTS OR CERTIFICATES.

GECA's Tax Status

GECA is taxed as a life insurance company under the Internal Revenue Code. It owns all assets supporting its obligations under the Contracts, and any income earned on those assets is considered GECA's income. Since the operations of the Separate Account are a part of, and are taxed with, the operations of GECA, the Separate Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. Under existing federal income tax laws, investment income and capital gains of the Separate Account are not taxed to the extent they are applied to increase reserves under a Contract or Certificate. Since, under the Contracts, investment income and realized capital gains of the Separate Account are automatically applied to increase reserves, GECA does not anticipate that it will incur any federal income tax liability attributable to the Separate Account, and therefore it does not intend to make provision for any such taxes. If GECA is taxed on investment income or capital gains of the Separate Account, then it may impose a charge against the Separate Account in order to make provision for such taxes.

Tax Status of the Certificates

In General. Under existing provisions of the Code, except as described below, any increase in the Certificate Value is generally not taxable to the Participant or Annuitant until received, either in the form of annuity payments, as contemplated by the Contract, or in some other form of distribution. However, this rule applies only if (1) the Participant is an individual, (2) the investments of the Separate Account are "adequately diversified" in accordance with applicable Treasury Department regulations, and (3) GECA, rather than the Participant, is considered the owner of the assets of the Separate Account for federal tax purposes.

Non-Natural Owner. As a general rule, income accruing on deferred annuity contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person (i.e., an individual), must be reported currently by the owner. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of an annuity contract under a nonqualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for non-natural contract owners will apply with respect to (1) contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain Qualified Contracts, (3) contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Diversification Requirements. For a contract other than a pension plan contract to be treated as an annuity for federal income tax purposes, the investments of the Separate Account that are allocable to the contract must be "adequately diversified" in accordance with Treasury Regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Separate Account are "adequately diversified." If the Separate Account failed to comply with these diversification standards, a contract (other than a pension plan contract) would not be treated as an annuity contract for federal income tax purposes and the contract owner would be taxable currently on the excess of the contract value over the premiums paid for the contract.

Although we do not control the investments of the Portfolios, we expect that the Portfolios will comply with such regulations so that the Separate Account will be considered "adequately diversified."

Ownership Treatment. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the contract owners' gross income. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, in 1986 the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a separate account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Contracts and Certificates are generally similar to, but different in certain respects from, those described by the Service in Revenue Rulings in which it was determined that contract owners were not owners of separate account assets. For example, Participants have the choice of more investment options to which to allocate purchase payments than were available in such rulings. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We do not expect that variable annuity contract owners would be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts, but reserve the right to modify the Contract and Certificates as necessary to attempt to prevent the Participants from being considered owners of the assets of the Separate Account.

Death Benefits. Furthermore, in order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Contract to provide that (a) if any owner dies on or after the annuity commencement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the Annuity Date the entire interest in the Contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of the beneficiary, provided that such distributions begin within one year of that owner's death. The owner's "designated beneficiary" is the person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's "designated beneficiary" is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The Nonqualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Contracts and Certificates issued in connection with Qualified Plans.

  THE FOLLOWING DISCUSSION ASSUMES THAT THE CERTIFICATES WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES, THAT GECA WILL BE TREATED AS THE OWNER OF SEPARATE ACCOUNT ASSETS, AND THAT PARTICIPANTS ARE NATURAL
                                     PERSONS

Federal Tax Considerations

Withdrawals. In the case of a partial withdrawal or surrender under a Qualified Certificate under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the Participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of any individual under a Certificate which was not excluded from the individual's gross income. For Qualified Certificates, a Participant's "investment in the contract" can be zero. Special tax rules may be available for certain distributions under Qualified Certificates.

With respect to Nonqualified Certificates, partial withdrawals are generally treated as taxable income to the extent that the Certificate Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Although there is no definitive guidance on this subject, it appears that the Certificate Value immediately before a partial withdrawal must be increased by any positive market value adjustments that result from such a withdrawal.

In the case of a full withdrawal under a Nonqualified Certificate, under Section 72(e) amounts received are generally treated as taxable income to the extent the net amount received exceeds the "investment in the contract" at that time.

Annuity Payments. Although tax consequences may vary depending on the Annuity Payment Option elected under the Certificate, under Non-qualified Certificates
Section 72(b) generally provides that gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amounts as the investments in the contract bears to the expected return at the Annuity Date. With Tax-Sheltered Annuities, gross income does not include the amount in any monthly annuity payment which does not exceed the amount obtained by dividing the "investment in the contract" (as of the Annuity
Date) by (i) the number of anticipated payments under the Certificate, as determined under Section 72(d) of the Code, or (ii) the number of monthly annuity payments in the case of a Certificate where the expected return under the Certificate does not depend in whole or in part on the life expectance of one or more individuals. Where annuity payments are made under a Qualified Certificate, the portion of each payment that is excluded from gross income will generally be equal to the total amount of any investment in the Certificate as of the Annuity Date, divided by the number of anticipated payments, which are determined by reference to the age of the Annuitant. In this respect (prior to recovery of the investment in the contract), there is generally no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments or, under Qualified Certificates, the total number of anticipated payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

Penalty Tax on Certain Withdrawals. In the case of a distribution under a Nonqualified Certificate, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Participant attains age 59 1/2; (2) made as a result of death or disability of the Participant; or (3) received in substantially equal periodic payments over the life or life expectancy of the Participant (or joint life or life expectancy of the Participant and a designated Beneficiary). In certain circumstances, other exceptions may apply. Other tax penalties may apply to certain distributions under a Qualified Certificate.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Certificate because of the death of a Participant or an Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal of the Certificate, as described above, or (2) if distributed under an Annuity Payment Option, they are taxed in the same manner as annuity payments, as described above.

Transfers, Assignments, or Exchanges of a Certificate. A transfer of ownership of a Certificate; the designation of an Annuitant, payee, or other beneficiary who is not also the Participant; the selection of certain Annuity Dates; or the exchange of a Certificate may result in certain tax consequences to Participants that are not discussed herein. The assignment, pledge, or agreement to assign or pledge any portion of the Certificate Value (and in the case of a Qualified Certificate any portion of an interest in the Qualified Plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income. A Participant contemplating any transfer, assignment, or exchange of his or her interest under a Certificate should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Multiple Contracts. All nonqualified annuity contracts entered into after October 21, 1988 that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amounts includable in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and a separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Withholding. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. As of January 1, 1993, we are generally required to withhold on distributions under certain Qualified Contracts or Certificates.

Possible Tax Legislation. There is no way of knowing if legislation will be enacted by Congress at some future time that will impact the taxation of tax-deferred annuities, or the extent to which any change would be retroactive in effect (i.e., effective prior to the date of enactment).

Other Tax Consequences. As noted above, the foregoing discussion of the federal income tax consequences under the Certificates is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law, or our interpretation by the Internal Revenue Service, may change. Federal estate and state and local income, estate, inheritance, and other tax consequences of ownership or receipt of distribution under a Contract or Certificate depend on the individual circumstances of each Participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

Qualified Plans

The Contract or Certificates may be issued in connection with plans qualifying for special tax treatment under the Code. The tax rules applicable to Participants in such plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts and Certificates with such plans. Participants, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are brief descriptions of the various types of plans in connection with which we will issue a Contract or Certificate. When issued in connection with such a plan, a Contract or Certificate will be amended as necessary to conform to the requirements of the Code.

Individual Retirement Annuities and Individual Retirement Accounts. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as "IRA"). IRAs are subject to limits on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of plans qualifying for special tax treatment may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contracts and Certificates for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract or Certificates thereunder for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Premiums excluded from gross income will be subject to FICA taxes. Purchasers using the Contracts or
Certificates as Tax-Sheltered Annuities should seek competent advice as to eligibility, limitations on permissible amounts of premiums and tax consequences on distribution. Withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made after the Participant attains age 59 1/2, upon the Participant's separation of service, upon the Participant's death or disability, or for an amount not greater than the total of such contributions in the case of hardship. Effective January 1, 1993, distributions under Tax-Sheltered Annuities are generally subject to mandatory income tax withholding. (At the present time, GECA will issue a Tax-Sheltered Annuity only when the funds are directly transferred from an existing Tax-Sheltered Annuity.)

Restrictions under the Texas Optional Retirement Program. Under applicable state law, Participants in the Texas Optional Retirement Program ("ORP") may withdraw their interest in an annuity contact issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education,
(2) retirement, or (3) death. A Participant in the ORP (or the Participant's estate if the Participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before distributions can be made.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the Participant or to both may result if a Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. Employers intending to use the Contract or Certificates in connection with such plans should seek competent advice.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts or Certificates are used in connection with an eligible plan in existence prior to August 20, 1996, employees are considered general creditors of the employer and the employer as owner of the Certificates has the sole right to the proceeds under the Contract until December 31, 1998, or such earlier date as may be established by plan amendment. Amounts deferred under a plan created on or after August 20, 1996, however, must be held in trust, custodial account or annuity contract for the exclusive benefit of plan participants and their beneficiaries. Generally, with respect to purchase payments made after February 28, 1986, a Contract or Certificate purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts or Certificates in connection with such plans should seek competent advice.


General Matters

Performance Data

From time to time the Separate Account may publish advertisements containing performance data relating to its Variable Sub-accounts. Performance data will consist of total return quotations, which will always include quotations for recent one year and, when applicable, five and ten year periods and, where less than five or ten years, for the period subsequent to the date each Variable
Sub-account first became available for investment. The quotations for such periods will be the average annual rates of return required for an initial purchase payment of $1,000 to equal the actual Certificate Value attributable to such purchase payment on the last day of the period, after reflection of all charges. We base the performance figures used by the Separate Account on the actual historical performance of its Variable Sub-accounts for specified periods, and the figures are not intended to indicate future performance. More detailed information on the computations is set forth in the Statement of Additional Information.

Financial Statements

We included the statutory financial statements of GECA and the Separate Account in the Statement of Additional Information.

Year 2000 Compliance

Like all financial services providers, we utilize computer systems that may be affected by Year 2000 date data processing issues and we also rely on service providers, including banks, custodians, administrators, and investment managers that also may be affected. We are engaged in a process to evaluate and develop plans to have our computer systems and critical applications ready to process Year 2000 date data. We also are confirming that our service providers are so engaged. The resources that are being devoted to this effort are substantial. Further, it is anticipated that our parent company, GE Financial Assurance Holdings, Inc., will spend approximately $45 million on this conversion for its subsidiaries. Remedial actions include inventorying our computer systems, applications and interfaces, assessing the impact of Year 2000 date data on them, developing a range of solutions specific to particular situations and
implementing   appropriate  solutions.   Some  systems,   applications  and
interfaces will be replaced or upgraded to new software or new releases or existing software which are Year 2000 ready. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us and the Separate Account. However, as of the date of this Prospectus, it is not anticipated that you will experience negative effects on your investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation.

Our target dates for completion of these activities depend upon the particular situation. Our goal is to be substantially Year 2000 ready for critical applications on or about mid-1999, but there can be no assurance that we will be successful, or that interaction with other service providers will not impair our services at that time.

If we are not successful in our Year 2000 transition, implementation or interaction with other service providers is impaired, it is possible that we could encounter difficulty and/or delays in calculating unit values, delivering account statements and providing other information, communication and servicing to you. In light of our current efforts to address this issue, we do not consider the likelihood of such occurrences to be very high.

Restrictions Under the Texas Optional Retirement Program

Section 36.105 of the Texas Education Code permits Participants in the ORP to withdraw their interest in a variable annuity contract issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, or (3) death. Accordingly, a Participant in the ORP, or the Participant's estate if the Participant has died, must obtain a certificate of termination from the employer or a certificate of death before the Certificate can be terminated. The foregoing restrictions on withdrawal do not apply in the event a Participant in the ORP transfers the Certificate Value to another contract or another qualified custodian during the period of participation in the ORP.

Distribution of Contracts

We entered into an agreement with GNA Distributors, Inc. pursuant to which GNA Distributors, Inc. acted as the principal underwriter of the Contracts and used its best efforts to promote the sale of the Contracts and Certificates thereunder. GNA Distributors, Inc. is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). GNA Distributors, Inc. arranged for distribution of the Contracts and Certificates primarily by other broker-dealers registered under the 1934 Act and members of the NASD, including Capital Brokerage Corporation (formerly known as GNA Securities, Inc.). Sales of the Contracts and Certificates were made by registered representatives of such broker-dealers (or individuals not otherwise required to be registered) who were also licensed insurance agents, either individually or through various licensed insurance agencies. GECA or GNA Distributors, Inc. will pay a commission up to a maximum of six and one-fourth percent (6.25%) of each premium payment. In some instances there may also be paid a commission based on reinvested premium and/or Certificate Value on a certain date. GNA Distributors, Inc. and Capital Brokerage Corporation are wholly owned subsidiaries of GNA Corporation.

Legal Proceedings

There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which we have any knowledge.

Legal Matters

The organization of GECA and its authority to issue the Contracts and the validity of the form of the Contracts have been passed upon by Ward Bobitz, Vice President and Assistant Secretary of GECA.

Experts

The statutory financial statements of General Electric Capital Assurance Company as of and for the years ended December 31, 1997 and 1996, have been included herein in reliance upon the report of KPMG LLP (formerly known as KPMG Peat Marwick LLP) (KPMG), independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG dated April 24, 1998, contains explanatory paragraphs that state the following:

o KPMG did not audit the 1996 statutory financial statements of First Colony Life Insurance Company (FCL), an 80% owned subsidiary of the Company. The Company's investment in FCL as of December 31, 1996 was $518.1 million, the amount of the contribution of the investment in FCL by the Company's parent on December 31, 1996. The 1996 statutory financial statements of FCL were audited by other auditors whose report was furnished to KPMG, and KPMG's opinion, insofar as it relates to the amounts included for FCL, is based solely on the report of the other auditors; and

o As described more fully in note 1 to the statutory financial statements, the Company prepared the financial statements using accounting practices prescribed or permitted by the State of Delaware Department of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are also described in note 1 to the statutory financial statements.

The financial statements of the GNA Variable Investment Account as of December 31, 1997, and for each of the years or lesser periods in the three year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Registration Statements

A registration statement has been filed with the Commission, under the Securities Act of 1933 as amended, for the Contracts being offered here. This Prospectus does not contain all the information in the registration statements, its amendments and exhibits. Please refer to the registration statement for further information about the Separate Account, the Company, and the Contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the Commission and available on the Commission's website at http://www.sec.gov.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

                                Page
Performance Data..............
Services......................
     Servicing Agent..........
     Principal Underwriter....
Financial Statements..........

Appendix A

State Premium Taxes

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.

                                          TAX RATE
                         QUALIFIED          NONQUALIFIED
STATE                   Contracts            Contracts
-----                   -----------          ---------
ALABAMA...........         1.00%                1.00%
CALIFORNIA........          .50%                2.35%
DISTRICT OF
  COLUMBIA........         2.25%                2.25%
KANSAS............          .00                 2.00%
KENTUCKY..........         2.00%                2.00%
MAINE.............          .00                 2.00%
MISSISSIPPI.......          .00                 2.00%
NEVADA............          .00                 3.50%
NORTH
  CAROLINA........          .00                 1.90%
PUERTO RICO.......         1.00%                1.00%
SOUTH DAKOTA......          .00                 1.25%
WEST VIRGINIA.....         1.00%                1.00%
WYOMING...........          .00                 1.00%

Appendix B

Examples of Market Value Adjustments

We designed the table below to show the impact of the market value adjustment and withdrawal charge on a single premium of $10,000. It assumes you allocated the purchase payment to a Sub-account with a 10-year Guarantee Period with a guaranteed rate of interest of 5%.

We base the market value adjustments on interpolated current interest rates (defined in the Contract as "C") of 3%, 5% and 7%. The Net Sub-account Values shown in the table are the maximum amounts available as cash withdrawals. We base the withdrawal charges shown on the withdrawal charge table set forth under "Charges and Deductions--Withdrawal Charges" in the Prospectus. The withdrawal charges shown also assume that you made no partial withdrawals, and thus the 10% free partial withdrawal is available. Values shown in the table have been rounded to the nearest dollar, and therefore the figures under the Net Sub-account Value columns may not equal the sum of corresponding figures under the Sub-account Value, Market Value Adjustment and Withdrawal Charge columns.

We use the five percent guaranteed interest rate assumed in the table for purposes of illustration only. You should not consider it a representation of the interest rate we will guarantee for 10-year Guarantee Periods. Further, you should not consider the three, five and seven percent interest rates on which we based the figures in the table a prediction since current rates we use may vary over the ten year period we assumed in the table.

Variable Annuity Fixed MGA Account

Market Value Adjustments, Withdrawal Charges and Net Sub-account Values for a 10-year Sub-account With a Guaranteed Interest Rate of 5% Based on Interpolated Current Interest Rates of:


Guaranteed Rate                               New Rate
         5.00%                                  3%

   End 0f       Sub-       Market                     Minimum         Net
Certificate   Account       Value     Withdrawal   3% Guaranteed     Sub-
    Year       Value     Adjustment     Charge        Account       Account
                                                       Value         Value
     1         10,500       1,984         448         10,300        12,037
     2         11,025       1,834         445         10,609        12,414
     3         11,576       1,668         354         10,927        12,891
     4         12,155       1,487         264         11,255        13,378
     5         12,763       1,288         174         11,593        13,877
     6         13,401       1,072          0          11,941        14,473
     7         14,071        836           0          12,299        14,907
     8         14,775        579           0          12,668        15,354
     9         15,513        301           0          13,048        15,815
     10        16,289         0            0          13,439        16,289



    Guaranteed Rate                           New Rate
         5.00%                                   5%

   End 0f       Sub-       Market                     Minimum         Net
Certificate   Account       Value     Withdrawal   3% Guaranteed     Sub-
    Year       Value     Adjustment     Charge        Account       Account
                                                       Value         Value
     1         10,500         0           448         10,300        10,300
     2         11,025         0           445         10,609        10,609
     3         11,576         0           354         10,927        11,223
     4         12,155         0           264         11,255        11,892
     5         12,763         0           174         11,593        12,588
     6         13,401         0            0          11,941        13,401
     7         14,071         0            0          12,299        14,071
     8         14,775         0            0          12,668        14,775
     9         15,513         0            0          13,048        15,513
     10        16,289         0            0          13,439        16,289

    Guaranteed Rate                           New Rate
         5.00%                                   7%

   End 0f       Sub-       Market                     Minimum         Net
Certificate   Account       Value     Withdrawal   3% Guaranteed     Sub-
    Year       Value     Adjustment     Charge        Account       Account
                                                       Value         Value
     1         10,500      -1,640         448         10,300        10,300
     2         11,025      -1,545         445         10,609        10,609
     3         11,576      -1,432         354         10,927        10,927
     4         12,155      -1,301         264         11,255        11,255
     5         12,763      -1,149         174         11,593        11,593
     6         13,401       -974           0          11,941        12,427
     7         14,071       -774           0          12,299        13,297
     8         14,775       -547           0          12,668        14,227
     9         15,513       -290           0          13,048        15,223
     10        16,289         0            0          13,439        16,289

The formulas used in determining the amounts shown in the above table are as follows:
                                           (1+Guaranteed Interest Rate)n/365-1
(1) Market Value Adjustment Factor (MVAF) = --------------------------
                                                  1+Current Rate

(2) Maximum Free Withdrawal Amount (MFW) = 10% of current Sub-account Value. MFW is subject to MVA but not to withdrawal charge.

(3) Market Value Adjustment (MVA)= [(Sub-Account Value) X MVAF].

(4) Withdrawal Charge (WC) = [(Premium-MFW) X Withdrawal Charge Percent].

(5) Minimum Guarantee at 3% (MG3) of purchase payment = Purchase
    Payment X (1.03)^(n/365).

(6) Net Sub-Account Value = Maximum of [(Sub-Account Value + MVA-WC) or MG3].

                                     PART B



                           Information Required in a
                      Statement of Additional Information

                       Statement of Additional Information



                         GNA Variable Investment Account

                                       of

                   General Electric Capital Assurance Company

                       Group Deferred Variable Annuity and
                      Modified Guaranteed Annuity Contract

     This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing General Electric Capital Assurance Company ("GECA") at its Variable Annuity Service Center, 300 Berwyn Park, Berwyn, PA 19312-0031 or by telephoning 1-800-455-0870, or by accessing the Securities and Exchange Commission's website at htpp://www.sec.gov.

     The date of this Statement of Additional Information is January __, 1999.


                   General Electric Capital Assurance Company
                             6604 West Broad Street
                            Richmond, Virginia 23230
                                 (804) 281-6000

                       Statement of Additional Information

                                Table of Contents

                                   Page
Performance Data...............

Services.......................
     Servicing Agent...........
     Principal Underwriter.....

Financial Statements...........

                                Performance Data

     Each of the Variable Sub-accounts may in its advertising and sales materials quote total return figures. The Variable Sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and, where less than five or ten years, the period since the Variable Sub-account first became available for investment. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. Standardized total return begins from when a portfolio first became available in an investment subdivision.

     The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. In calculating standardized return figures, all recurring charges are reflected, the asset charges are reflected in changes in unit values and the $40 certificate maintenance charge is translated to a 0.058% annual asset charge based on an assumed average Certificate Value of $44,740, with the additional assumption that the charge is waived on 35% of all Certificates due to the waiver in place for Certificates with a Certificate Value of $40,000 or greater. These assumptions are based on sales information from annuities issued under the Prospectus. Standardized total return figures will be quoted assuming redemption at the end of the period. Such figures may be accompanied by non-standardized total return figures that are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period. We believe such non-standardized figures are useful to Participants who wish to assess the performance of an ongoing Certificate of the size that is meaningful to the individual owner. Of course, any performance data quoted for the any of the Variable Sub-accounts of the Separate Account represents only historical performance and is not intended to predict future results.

The following are the average annual total returns for the periods indicated:

                                                                       Non-
                                               Standardized        Standardized
                                                12/12/97**          12/12/97**
             Variable Sub-account               to 12/31/97         to 12/31/97
             --------------------               -----------         -----------
   Income Fund                                    -4.71%              -0.21%
   Premier Growth Equity Fund                     -1.22%               3.36%
   Value Equity Fund                              -2.28%               2.21%
   International Equity Fund                      -2.52%               1.97%
   U.S. Equity Fund                               -2.23%               2.25%
   Money Market Fund                              -4.38%               0.12%
    **Date first available through the Separate Account.

         Additionally, the Separate Account also advertises its Money Market Sub-account's "Yield" and "Effective Yield". Both figures are based on historical earnings and are not intended to indicate future performance. The "Yield" of the Sub-account refers to income generated by an hypothetical investment in the Money Market Sub-account over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as an annual percentage of return on the investment. The "Effective Yield" is calculated similarly but, when annualized, the income earned by an investment in the Sub-account is assumed to be reinvested. The "Effective Yield" will be slightly higher than the "Yield" because of the compounding effect of the assumed reinvestment. Neither yield quotation assumes redemption at the end of the period. If the charges related to redemptions were included in the yield figures, the "Yield" and "Effective Yield" would be reduced. Each figure assumes imposition of the pro rata portion of the $40 certificate maintenance charge.

The current seven day "Yield" and "Effective Yield" as of December 31, 1997, were as follows:



                                               12/31/97                       12/31/97
         Variable Sub-account                   "Yield"                   "Effective Yield"
         --------------------                   -------                   -----------------
   Money Market Fund                             3.97%                          4.05%


                                    Services

Servicing Agent

     Delaware Valley Financial Services ("DVFS") provides to us a computerized data processing recordkeeping system for variable annuity administration. DVFS provides various daily, semimonthly, monthly, semiannual and annual reports including: daily updates on accumulation unit values, Participant transactions and agent production and commissions; semimonthly commission statements; monthly summaries of agent production and daily transaction reports; semiannual statements for Participants and annual Participant tax reports. DVFS receives compensation for its services based primarily on percentages of purchase payments received and monthly account balances.

Principal Underwriter

     GNA Distributors, Inc., a wholly-owned subsidiary of GNA Corporation, served as principal underwriter of the Contracts and Certificates. The Contracts and Certificates are no longer offered, but were offered on a continuous basis.

                              Financial Statements

         The financial statements of GECA which we included in this Statement of Additional Information should be considered only as bearing on the ability of GECA to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. We also include the financial statements for the GNA Variable Investment Account in this Statement of Additional Information.

                          Index to Financial Statements
                         GNA Variable Investment Account
                                    Contents

Financial Statements:                                                     Page
    GNA Variable Investment Account
          Independent Auditors' Report...................................
          Statements of Assets and Liabilities as of December 31, 1997... Statements of Operations for the Period from December 12, 1997 to
             1997, the Period from January 1, 1997 to December 11, 1997, and the Years Ended December 31, 1996 and 1995 .............
          Statements  of  Changes  in Net  Assets  for the  Period  From
             December 12, 1997 to December 31, 1997, the Period from January 1, 1997 to December 11, 1997, and the Years
             Ended December 31,  1996 and 1995 ....................
          Notes to Financial Statements..................................

                   General Electric Capital Assurance Company
                         Index to Financial Statements

                                    Contents

                                                                          Page
Statutory-Basis Financial Statements:
    General Electric Capital Assurance Company
         Independent Auditors' Report.....................................
         Statutory Statement of Admitted Assets, Liabilities, and Capital
            and Surplus as of December 31, 1997 and 1996..................
         Statutory Statements of Summary of Operations for the Years Ended
            December 31, 1997 and 1996....................................
         Statutory Statements of Changes in Capital and Surplus  for the
            Years Ended December 31, 1997 and 1996........................
         Statutory Statements of Cash Flows for the Years Ended December
            31, 1997 and 1996.............................................
         Notes to Statutory Financial Statements..........................

         Statutory Statement of Admitted  Assets, Liabilities, and Capital
            and Surplus as of September 30, 1998 (unaudited) and
            December 31, 1997.............................................
         Statutory Statements of Summary of Operations for the Nine Months
            Ended September 30, 1998 and 1997 (unaudited).................
         Statutory Statements of Changes in Capital and Surplus for the
            Nine Months Ended September 30, 1998 and 1997 (unaudited).....
         Statutory  Statements  of Cash Flows for the Nine Months Ended
            September 30, 1998 and 1997 (unaudited).......................
         Notes to Statutory Financial Statements..........................

                         [KPMG Peat Marwick Letterhead]

Independent Auditors' Report


Contractholders
GNA Variable Investment Account
    and Board of Directors
Great Northern Insured Annuity Corporation:



We have audited the accompanying statements of assets and liabilities of GNA Variable Investment Account (the Account) (comprising the GE Investments Funds, Inc.-Income, Premier Growth Equity, Value Equity, International Equity, U.S. Equity, and Money Market Funds) as of December 31, 1997 and the related statements of operations and changes in net assets for the aforementioned funds and the GNA Variable Series Trust Portfolios-GNA Adjustable Rate, GNA Government, GNA Growth and GNA Value Portfolios; GE Variable Investment Trust Portfolios-GE U.S. Equity, GE International Equity, GE Fixed Income and GE Money Market Portfolios; and Paragon Portfolios-Paragon Power Intermediate Term Bond, Paragon Power Value Growth, Paragon Power Value Equity Income and Paragon Power Gulf South Growth Portfolios of the GNA Variable Investment Account for each of the three years or lesser periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997 by correspondence with the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting the GNA Variable Investment Account as of December 31, 1997, and the results of their operations and changes in their net assets for each of the three years or lesser periods then ended in conformity with generally accepted accounting principles.



                                               /s/ KPMG Peat Marwick LLP

Richmond, Virginia
February 13, 1998

GNA Variable Investment Account
Statements of Assets and Liabilities

December 31, 1997



- -------------------------------------------------------------------------------------------------------------
                                                                               GE Investments Funds, Inc.
                                                                      ---------------------------------------
                                                                                                 Premier
                                                                                                  Growth
                                                                                Income            Equity
Assets                                                                            Fund              Fund
- -------------------------------------------------------------------------------------------------------------

Investments in GE Investments Funds, Inc., at fair value:
        Income Fund (1,693,088 shares,
            cost $20,520,124)                                         $     20,503,296                 -
        Premier Growth Equity Fund (315,569 shares,
            cost $15,725,853)                                                        -        16,245,467
        Value Equity Fund (1,121,044 shares,
            cost $14,368,793)                                                        -                 -
        International Equity Fund (814,087 shares,
            cost $8,525,266)                                                         -                 -
        U. S. Equity Fund (858,360 shares,
            cost $23,377,774)                                                        -                 -
        Money Market Fund (4,232,461 shares,
            cost $4,232,461)                                                         -                 -
- -------------------------------------------------------------------------------------------------------------

Total assets                                                          $     20,503,296        16,245,467
=============================================================================================================

Net assets:
     Attributable to Great Northern Insured Annuity
        Corporation                                                         15,428,699         6,493,920
     For deferred variable annuity contractholders                           5,074,597         9,751,547
- -------------------------------------------------------------------------------------------------------------

                                                                      $     20,503,296        16,245,467
=============================================================================================================

Outstanding units held by contractholders                                      508,249           943,827

Net asset value per unit                                              $           9.98             10.33
=============================================================================================================




- --------------------------------------------------------------------------------------------------------------------------------

                                                                              GE Investments Funds, Inc.
                                                             -------------------------------------------------------------------

                                                                   Value     International               U.S.             Money
                                                                  Equity            Equity             Equity            Market
Assets                                                              Fund              Fund               Fund              Fund
- --------------------------------------------------------------------------------------------------------------------------------

Investments in GE Investments Funds, Inc., at fair value:
        Income Fund (1,693,088 shares,
            cost $20,520,124)                                          -                 -                  -                 -
        Premier Growth Equity Fund (315,569 shares,
            cost $15,725,853)                                          -                 -                  -                 -
        Value Equity Fund (1,121,044 shares,
            cost $14,368,793)                                 14,696,891                 -                  -                 -
        International Equity Fund (814,087 shares,
            cost $8,525,266)                                           -         8,699,630                  -                 -
        U. S. Equity Fund (858,360 shares,
            cost $23,377,774)                                          -                 -         23,931,078                 -
        Money Market Fund (4,232,461 shares,
            cost $4,232,461)                                           -                 -                  -         4,232,461
- --------------------------------------------------------------------------------------------------------------------------------

Total assets                                                  14,696,891         8,699,630         23,931,078         4,232,461
================================================================================================================================

Net assets:
     Attributable to Great Northern Insured Annuity
        Corporation                                            4,561,851         6,594,823         12,094,824         2,942,657
     For deferred variable annuity contractholders            10,135,040         2,104,807         11,836,254         1,289,804
- --------------------------------------------------------------------------------------------------------------------------------

                                                              14,696,891         8,699,630         23,931,078         4,232,461
================================================================================================================================

Outstanding units held by contractholders                        991,032           206,295          1,156,869           128,751

Net asset value per unit                                           10.23             10.20              10.23             10.02
================================================================================================================================


See accompanying notes to financial statements.

GNA Variable Investment Account

Statements of Operations

December 31, 1997

- --------------------------------------------------------------------------------------------------------------------------------


                                                                                              GE Investments Funds, Inc.
                                                                       ---------------------------------------------------------
                                                                                                         Premier
                                                                                                         Growth
                                                                               Income                    Equity
                                                                                Fund                      Fund
                                                                       ---------------------------------------------------------
                                                                         Period from December 12, 1997 to December 31, 1997
- --------------------------------------------------------------------------------------------------------------------------------
Investment income:
       Income - Dividends                                           $            53,264                     9,920
       Expenses:
              Mortality and expense risk charges (note 3)                         3,285                     6,135
              Administrative charges                                                394                       736
- -------------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                                                     49,585                     3,049
- -------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on investments:
              Net realized gain (loss)                                              (62)                   13,532
              Unrealized appreciation
                    (depreciation) on investments                               (16,828)                  519,614
- -------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
        on investments                                                          (16,890)                  533,146
- -------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                              $            32,695                   536,195
=========================================================================================================================



- -------------------------------------------------------------------------------------------------------------------------


                                                                                GE Investments Funds, Inc.
                                                            -------------------------------------------------------

                                                                Value       International        U. S.        Money
                                                               Equity           Equity          Equity        Market
                                                                Fund             Fund            Fund         Fund
                                                            -------------------------------------------------------
                                                                Period from December 12, 1997 to December 31, 1997
- -------------------------------------------------------------------------------------------------------------------
Investment income:
       Income - Dividends                                            -                 -        11,628        6,805
       Expenses:
              Mortality and expense risk charges (note 3)        6,415             1,349         7,503          835
              Administrative charges                               770               162           900          100
- --------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                                    (7,185)           (1,511)        3,225        5,870
- --------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on investments:
           Net realized gain (loss)                              8,652             4,562         4,856            -
           Unrealized appreciation
                 (depreciation) on investments                 328,098           174,364       553,304            -
- --------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
        on investments                                         336,750           178,926       558,160            -
- --------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                         329,565           177,415       561,385        5,870
====================================================================================================================

GNA Variable Investment Account


- --------------------------------------------------------------------------------------------- ------------------------------------

                                                                        GNA Variable Series Trust Portfolios
                                                    ----------------------------------------- ------------------------------------
                                                                    GNA Adjustable                                  GNA
                                                                         Rate                                    Government
                                                                       Portfolio                                 Portfolio
                                                    ----------------------------------------- ------------------------------------
                                                     Period from                              Period from
                                                      January 1,                               January 1,
                                                         1997 to                                1997 to
                                                    December 11,   Year ended  Year ended   December 11, Year ended  Year ended
                                                            1997      1996         1995         1997          1996        1995
- ----------------------------------------------------------------------------------------------------------------------------------
Investment income:
       Income - Dividends                                388,100      436,519      272,765        488,825     651,585      362,009
       Expenses:
              Mortality and expense risk charges
                    (note 3)                               5,383        4,486          380         23,496      26,287        4,829
              Administrative charges                         646          549           45          2,820       3,157          580
- ----------------------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                             382,071      431,484      272,340        462,509     622,141      356,600
- ----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
              Net realized gain (loss)                   130,953       (1,827)         305        273,899     (24,629)       9,193
              Unrealized appreciation
                    (depreciation) on investments       (188,288)    (103,401)     291,689       (100,222)   (374,717)     474,939
- ----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
       on investments                                    (57,335)    (105,228)     291,994        173,677    (399,346)     484,132
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                   324,736      326,256      564,334        636,186     222,795      840,732
==================================================================================================================================




- ----------------------------------------------------------------------------------------------------------------------------------

                                                                        GNA Variable Series Trust Portfolios
                                                  ---------------------------------------------------------------------------------

                                                                           GNA Growth                                  GNA Value
                                                                           Portfolio                                   Portfolio
                                                  -------------- ------------------------------  ----------------------------------
                                                 Period from                                    Period from
                                                  January 1,                                     January 1,
                                                   1997 to                                        1997 to
                                                  December 11,     Year ended Year ended     December 11,    Year ended   Year ended
                                                       1997            1996       1995             1997            1996     1995
- ---------------------------------------------------------------- -----------------------------------------------------------------
Investment income:
       Income - Dividends                                   -         122,337     20,308           76,044         721,670   49,624
       Expenses:
              Mortality and expense risk charges
                    (note 3)                          102,106          77,425      8,460          105,445          68,945    3,515
              Administrative charges                   12,286           9,260      1,016           12,654           8,080      422
- ----------------------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                         (114,392)         35,652     10,832          (42,055)        644,645   45,687
- ----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
              Net realized gain (loss)              6,005,331         116,128     36,380        5,204,833         105,042    2,754
              Unrealized appreciation
                    (depreciation) on investments  (2,470,123)      1,432,026  1,038,097       (1,474,306)        911,945  562,361
- ----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
       on investments                               3,535,208       1,548,154  1,074,477        3,730,527       1,016,987  565,115
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations              3,420,816       1,583,806  1,085,309        3,688,472       1,661,632  610,802
===================================================================================================================================


GNA Variable Investment Account


- -------------------------------------------------------------------------------------------------------------------------------

                                                              GE Variable Investment Trust Portfolios
                                                -------------------------------------------------------------------------------
                                                               GE U.S.                                GE International
                                                               Equity                                      Equity
                                                              Portfolio                                  Portfolio
                                                --------------------------------------- ---------------------------------------
                                                 Period from                               Period from
                                                  January 1,                                January 1,
                                                     1997 to                                 1997 to
                                                December 11,   Year ended  Year ended    December 11,  Year ended   Year ended
                                                        1997      1996        1995            1997          1996         1995
- --------------------------------------------------------------------------------------------------------------------------------
Investment income:
       Income - Dividends                                  -  1,832,682     85,342               -        732,236      16,990
       Expenses:
              Mortality and expense risk charges
                     (note 3)                    $   127,409     82,274      4,397          25,225         20,256       5,557
              Administrative charges                  15,289      9,873        528           3,051          2,482         667
- ------------------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                        (142,698) 1,740,535     80,417         (28,276)       709,498      10,766
- ------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
              Net realized gain (loss)             6,278,595     99,571      1,376         654,601         44,447      37,517
              Unrealized appreciation
                    (depreciation) on
                      investments                   (998,789)   971,255     27,534        (345,887)       286,920      58,967
- ------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
        on investments                             5,279,806  1,070,826     28,910         308,714        331,367      96,484
- ------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations          $  5,137,108  2,811,361    109,327         280,438      1,040,865     107,250
==============================================================================================================================




- -------------------------------------------------------------------------------------------------------------------------------

                                                                            GE Variable Investment Trust Portfolios
                                                -------------------------------------------------------------------------------
                                                               GE Fixed                              GE Money
                                                                Income                                Market
                                                               Portfolio                             Portfolio
                                                ----------------------------------------- -------------------------------------
                                                  Period from                              Period from
                                                  January 1,                                January 1,
                                                   1997 to                                   1997 to
                                                 December 11,  Year ended   Year ended  December 11,  Year ended    Year ended
                                                     1997         1996         1995           1997         1996         1995
- -------------------------------------------------------------------------------------------------------------------------------
Investment income:
       Income - Dividends                         323,899        403,850     62,009        210,867       241,146      67,713
       Expenses:
              Mortality and expense risk charges
                     (note 3)                      32,166         29,108      3,740          7,958        30,219      14,467
              Administrative charges                3,860          3,534        449          2,151         3,700       1,736
- ------------------------------------------------------------------------------------------------------------------------------

Net investment income (loss)                      287,873        371,208     57,820        200,758       207,227      51,510
- ------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
              Net realized gain (loss)           (100,939)       (28,384)       152              -             -           -
              Unrealized appreciation
                    (depreciation) on investment  218,413       (207,379)   (11,034)             -             -           -
- ------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
        on investments                            117,474       (235,763)   (10,882)             -             -           -
- ------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations            405,347        135,445     46,938        200,758       207,227       51,510
==============================================================================================================================

GNA Variable Investment Account



- ----------------------------------------------------------------------------------------------------------------

                                                                     Paragon Portfolios
                                                  --------------------------------------------------------------
                                                             Paragon Power               Paragon Power
                                                         Intermediate Term                Value Growth
                                                            Bond Portfolio                  Portfolio
                                                  --------------------------  ---------------------------------
                                                    Year ended    Year ended        Year ended      Year ended
                                                       1996            1995            1996               1995
- ----------------------------------------------------------------------------------------------------------------
Investment income:
     Income - Dividends                              23,621         100,731           3,324             48,783
     Expenses:
         Mortality and expense risk charges
             (note 3)                                 1,542           6,539           1,286              9,499
         Administrative charges                         191             785             189              1,140
- ----------------------------------------------------------------------------------------------------------------

Net investment income (expense)                      21,888          93,407           1,849             38,144
- ----------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
         Net realized gain (loss)                    74,098          18,069         337,822             73,987
         Unrealized appreciation
             (depreciation) on investments         (144,769)        144,769        (331,796)           331,796
- ----------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
     on investments                                 (70,671)        162,838           6,026            405,783
- ----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
     from operations                                (48,783)        256,245           7,875            443,927
================================================================================================================





- ---------------------------------------------------------------------------------------------------------------

                                                                       Paragon Portfolios
                                              -----------------------------------------------------------------
                                                              Paragon Power                     Paragon Power
                                                              Value Equity                       Gulf South
                                                             Income Portfolio                  Growth Portfolio
                                               ------------------------------ ---------------------------------
                                                       Year ended    Year ended        Year ended    Year ended
                                                        1996            1995              1996            1995
- ---------------------------------------------------------------------------------------------------------------
Investment income:
     Income - Dividends                               10,506          86,631                 -           3,897
     Expenses:
         Mortality and expense risk charges
             (note 3)                                  1,123           5,927               986           9,481
         Administrative charges                          136             711               168           1,138
- ---------------------------------------------------------------------------------------------------------------

Net investment income (expense)                        9,247          79,993            (1,154)         (6,722)
- ---------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
         Net realized gain (loss)                    414,570          58,419           327,512          40,543
         Unrealized appreciation
             (depreciation) on investments          (353,580)        353,580          (386,094)        386,094
- ---------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
     on investments                                   60,990         411,999           (58,582)        426,637
- ---------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
     from operations                                  70,237         491,992           (59,736)        419,915
===============================================================================================================

See accompanying notes to financial statements.

GNA Variable Investment Account

Statements of Changes in Net Assets



- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                           GE Investments Fund, Inc.
                                                            ----------------------------------------------------------------------
                                                                                                   Interna-
                                                                             Premier      Value      tional       U. S.     Money
                                                                  Income      Growth     Equity      Equity      Equity    Market
                                                                    Fund        Fund       Fund        Fund        Fund      Fund
                                                             ---------------------------------------------------------------------
                                                                       Period from December 12, 1997 to December 31, 1997
- ----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets
From operations:
     Net investment income (loss)                           $     49,585       3,049     (7,185)     (1,511)      3,225     5,870
     Net realized gain (loss)                                        (62)     13,532      8,652       4,562       4,856         -
     Unrealized appreciation (depreciation) on investments       (16,828)    519,614    328,098     174,364     553,304         -
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                            32,695     536,195    329,565     177,415     561,385     5,870
- ----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net effect of transactions by Great Northern
         Insured Annuity Company                              15,388,105   6,271,166  4,457,440   6,458,980  11,801,519 2,939,080
     Net contract purchase payments                                2,780       4,382      5,063       2,870       4,000       517
     Transfers to the general account of Great
         Northern Insured Annuity Corporation:
         Surrender Benefits                                       (5,457)     (6,778)    (6,683)     (2,671)    (12,952)   (1,563)
     Interfund transfers                                       5,085,173   9,440,502  9,911,506   2,063,036  11,577,126 1,288,557
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions              20,470,601  15,709,272 14,367,326   8,522,215  23,369,693 4,226,591
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                        20,503,296  16,245,467 14,696,891   8,699,630  23,931,078 4,232,461

Net assets at beginning of period                                      -           -          -           -           -         -
- ----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                 $ 20,503,296  16,245,467 14,696,891   8,699,630  23,931,078 4,232,461
==================================================================================================================================


GNA Variable Investment Account


- --------------------------------------------------------------------------------------------------------------------------------

                                                                          GNA Variable Series Trust Portfolios
                                                      --------------------------------------------------------------------------
                                                               GNA Adjustable                            GNA
                                                                   Rate                                Government
                                                                 Portfolio                             Portfolio
                                                      -----------------------------------  -------------------------------------

                                                       Period from                         Period from
                                                     January 1, 1997      Year ended      January 1, 1997      Year ended
                                                     to December 11,      December 31,     to December 11,    December 31,
                                                          1997        1996         1995         1997        1996        1995
- --------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
        Net investment income (loss)                  $  382,071    431,484      272,340      462,509     622,141       356,600
        Net realized gain (loss)                         130,953     (1,827)         305      273,899     (24,629)        9,193
        Unrealized appreciation
         (depreciation) on investments                  (188,288)  (103,401)     291,689     (100,222)   (374,717)      474,939
- --------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                   324,736    326,256      564,334      636,186     222,795       840,732
- --------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
        Net effect of transactions by
             Great Northern Insured
              Annuity Corporation                     (6,158,342)     5,460    4,975,000   (6,488,903)     34,853     4,975,000
        Net contract purchase payments                    10,245    164,878      101,739        8,146     214,486       457,518
        Transfers (to) from the general account of
        Great  Northern  Insured Annuity Corporation
                     Surrenders                          (23,205)   (28,649)         (77)    (112,501)   (100,387)      (38,039)
                     Transfers from (to) the
                            Fixed Guarantee Period
                            Account (note 1)                   -          -      (85,757)         317       4,472          (300)
        Interfund transfers                             (500,222)   258,575       65,029   (2,106,593)    537,106       915,112
- --------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital
 transactions                                         (6,671,524)   400,264    5,055,934   (8,699,534)    690,530     6,309,291
- --------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                     (6,346,788)   726,520    5,620,268   (8,063,348)    913,325     7,150,023

Net assets at beginning of period                      6,346,788  5,620,268            -    8,063,348   7,150,023             -
- --------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                           $        -  6,346,788    5,620,268            -   8,063,348     7,150,023
================================================================================================================================




- ---------------------------------------------------------------------------------------------------------------------------------

                                                                             GNA Variable Series Trust Portfolios
                                                     ----------------------------------------------------------------------------
                                                                        GNA                                   GNA
                                                                       Growth                                Value
                                                                      Portfolio                            Portfolio
                                                     --------------------------------------- ------------------------------------


                                                     Period from                                Period from
                                                     January 1, 1997        Year ended         January 1, 1997     Year ended
                                                     to December 11,        December 31,       to December 11,     December 31,
                                                            1997          1996        1995         1997        1996         1995
- ---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
        Net investment income (loss)                    (114,392)       35,652      10,832      (42,055)     644,645       45,687
        Net realized gain (loss)                       6,005,331       116,128      36,380    5,204,833      105,042        2,754
        Unrealized appreciation (depreciation)
         on investments                               (2,470,123)    1,432,026   1,038,097   (1,474,306)     911,945      562,361
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                 3,420,816     1,583,806   1,085,309    3,688,472    1,661,632      610,802
- ----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
        Net effect of transactions by
          Great Northern Insured
              Annuity Corporation                     (6,153,825)       96,161   2,975,000   (4,342,012)      80,960    1,975,000
        Net contract purchase payments                   184,598     1,341,984   1,358,417      196,401    1,051,573      470,427
        Transfers (to) from the general  account of
        Great  Northern  Insured Annuity Corporation:
                     Surrenders                         (541,696)     (274,949)    (31,090)    (506,461)    (197,975)     (24,112)
                     Transfers from (to) the
                            Fixed Guarantee Period
                            Account (note 1)               5,292        92,804      24,546       61,352       44,494            -
        Interfund transfers                           (9,318,325)    2,670,231   1,480,921   (9,555,206)   3,299,972    1,484,681
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital
 transactions                                        (15,823,956)    3,926,231   5,807,794  (14,145,926)   4,279,024    3,905,996
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                    (12,403,140)    5,510,037   6,893,103  (10,457,454)   5,940,656    4,516,798

Net assets at beginning of period                     12,403,140     6,893,103           -   10,457,454    4,516,798            -
- ----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                    -    12,403,140   6,893,103            -   10,457,454    4,516,798
==================================================================================================================================

GNA Variable Investment Account


- ----------------------------------------------------------------------------------------------------------------------------------

                                                                            GE Variable Investment Trust Portfolios
                                                           ------------------------------------------------------------------------
                                                                       GE U.S.                              GE International
                                                                        Equity                                  Equity
                                                                      Portfolio                                Portfolio
                                                           ------------------------------------ -----------------------------------
                                                              Period from                          Period from
                                                             January 1, 1997     Year ended       January 1, 1997   Year Ended
                                                             to December 11,     December 31,     to December 11,   December 31,
                                                                  1997        1996        1995         1997      1996        1995
- ----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
        Net investment income (loss)                    $    (142,698)   1,740,535      80,417      (28,276)   709,498      10,766
        Net realized gain (loss)                            6,278,595       99,571       1,376      654,601     44,447      37,517
        Unrealized appreciation (depreciation) on
         investments                                         (998,789)     971,255      27,534     (345,887)   286,920      58,967
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                      5,137,108    2,811,361     109,327      280,438  1,040,865     107,250
- ----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
        Net effect of transactions by Great
          Northern Insured Annuity Corporation            (11,661,721)      97,072   7,300,000   (6,429,736)    28,962   5,300,000
        Net contract purchase payments                        326,796    1,961,924     545,680       68,681    236,002     618,381
        Transfers (to)  from the  general  account  of
           Great  Northern  Insured Annuity Corporation:
                     Surrenders                              (723,956)    (329,497)     (5,192)    (112,780)  (160,144)    (42,025)
                     Transfers from (to) the Fixed
                       Guarantee Period Account (note 1)       19,082      108,232           -          318          -        (300)
        Interfund transfers                               (11,090,320)   4,300,083   1,094,021   (1,984,547)   691,403     357,232
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital
 transactions                                             (23,130,119)   6,137,814   8,934,509   (8,458,064)   796,223   6,233,288
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                         (17,993,011)   8,949,175   9,043,836   (8,177,626) 1,837,088   6,340,538

Net assets at beginning of period                          17,993,011    9,043,836           -    8,177,626  6,340,538           -
- ----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                             $           -   17,993,011   9,043,836            -  8,177,626   6,340,538
===================================================================================================================================




- ----------------------------------------------------------------------------------------------------------------------------------

                                                                               GE Variable Investment Trust Portfolios
                                                         --------------------------------------------------------------------------
                                                                      GE Fixed                              GE Money
                                                                       Income                                Market
                                                                      Portfolio                             Portfolio
                                                           ------------------------------------  ----------------------------------
                                                             Period from                         Period from
                                                           January 1, 1997    Year ended        January 1, 1997    Year ended
                                                           to December 11,  December 31,       to December 11,    December 31,
                                                              1997         1996         1995        1997        1996        1995
- ----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
        Net investment income (loss)                         287,873      371,208       57,820      200,758    207,227      51,510
        Net realized gain (loss)                            (100,939)     (28,384)         152            -          -           -
        Unrealized appreciation (depreciation) on
         investments                                         218,413     (207,379)     (11,034)           -          -           -
- ----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                       405,347      135,445       46,938      200,758    207,227      51,510
- ----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
        Net effect of transactions by Great
         Northern Insured Annuity Corporation             (2,619,291)      36,831    2,300,000   (2,907,614)    50,122    2,600,000
        Net contract purchase payments                        11,635      276,849       47,652      108,361  7,890,566   10,367,509
        Transfers (to)  from the  general  account  of
           Great  Northern  Insured Annuity Corporation:
                     Surrenders                             (327,061)    (240,069)         (60)    (471,661)  (411,149)    (79,132)
                     Transfers from (to) the
                       Fixed Guarantee
                       Period Account (note 1)                     -       50,012       24,846      672,162    181,003    (106,763)
        Interfund transfers                               (2,838,511)   1,861,031      828,406   (1,972,176)(8,642,581) (7,738,142)
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital
 transactions                                             (5,773,228)   1,984,654    3,200,844   (4,570,928)  (932,039)  5,043,472
- ----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                         (5,367,881)   2,120,099    3,247,782   (4,370,170)  (724,812)  5,094,982

Net assets at beginning of period                          5,367,881    3,247,782            -    4,370,170  5,094,982           -
- ----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                        -    5,367,881    3,247,782            -  4,370,170   5,094,982
===================================================================================================================================

GNA Variable Investment Account


- ---------------------------------------------------------------------------------------------------------------------

                                                                                     Paragon Portfolios
                                                                    --------------------------------------------------
                                                                           Paragon Power            Paragon Power
                                                                         Intermediate Term          Value Growth
                                                                          Bond Portfolio             Portfolio
                                                                     ------------------------- -----------------------
                                                                      Year ended December 31,   Year ended December 31,
                                                                          1996        1995         1996         1995
- ----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (loss)                                 $      21,888      93,407       1,849       38,144
     Net realized gain (loss)                                            74,098      18,069     337,822       73,987
     Unrealized appreciation (depreciation) on investments             (144,769)    144,769    (331,796)     331,796
- ----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                       (48,783)    256,245       7,875      443,927
- ----------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net effect of transactions by Great Northern Insured
         Annuity Corporation                                         (1,140,084)  1,000,000  (1,301,752)   1,000,000
     Net contract purchase payments                                      10,561     506,155      53,436      656,066
     Transfers (to) from the general account of Great Northern
      Insured Annuity Corporation:
             Surrenders                                                  (9,249)    (13,324)    (22,065)     (41,075)
             Transfers from (to) the Fixed Guarantee Period
                 Account (note 1)                                             -           -           -         (400)
     Interfund transfers                                             (1,255,350)    693,829  (1,329,275)     533,263
- ----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions          (2,394,122)  2,186,660  (2,599,656)   2,147,854
- ----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                    (2,442,905)  2,442,905  (2,591,781)   2,591,781

Net assets at beginning of period                                     2,442,905           -   2,591,781            -
- ----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                       $           -   2,442,905           -    2,591,781
======================================================================================================================



- -------------------------------------------------------------------------------------------------------------------

                                                                                  Paragon Portfolios
                                                                 --------------------------------------------------
                                                                      Paragon Power              Paragon Power
                                                                      Value Equity                Gulf South
                                                                    Income Portfolio               Portfolio
                                                                  ----------------------- -------------------------
                                                                  Year ended December 31,  Year ended December 31,
                                                                    1996        1995          1996         1995
- -------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (loss)                                      9,247      79,993      (1,154)      (6,722)
     Net realized gain (loss)                                        414,570      58,419     327,512       40,543
     Unrealized appreciation (depreciation) on investments          (353,580)    353,580    (386,094)     386,094
- -----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                     70,237     491,992     (59,736)     419,915
- -----------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net effect of transactions by Great Northern Insured
         Annuity Corporation                                      (1,436,738)  1,000,000  (1,259,857)   1,000,000
     Net contract purchase payments                                   45,278     930,586      23,920      952,839
     Transfers (to) from the general account of Great Northern
      Insured Annuity Corporation:
             Surrenders                                              (10,486)     (5,063)    (23,260)     (34,080)
             Transfers from (to) the Fixed Guarantee Period
                 Account (note 1)                                          -           -           -            -
     Interfund transfers                                          (1,149,209)     63,403  (1,241,986)     222,245
- -----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions       (2,551,155)  1,988,926  (2,501,183)   2,141,004
- -----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                 (2,480,918)  2,480,918  (2,560,919)   2,560,919

Net assets at beginning of period                                  2,480,918           -   2,560,919            -
- -----------------------------------------------------------------------------------------------------------------

Net assets at end of period                                                -   2,480,918           -    2,560,919
=================================================================================================================


See accompanying notes to financial statements.

GNA Variable Investment Account

Notes to Financial Statements

December 31, 1997, 1996 and 1995

- -------------------------------------------------------------------------

   (1)   Description of Entity

         GNA Variable Investment Account (the Account) is a separate investment account established in 1981 by Great Northern Insured Annuity Corporation (GNA) under laws of the State of Washington. The Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. Beginning in 1995, the Account funds certain benefits for group deferred variable annuity policies issued by GNA. GNA is an indirect wholly-owned subsidiary of GNA Corporation, General Electric Capital Corporation and General Electric Company (GE Company). The GNA Variable Series Trust Portfolios, GE Variable Investment Trust Portfolios and Paragon Portfolios commenced operations January 3, 1995.

         Effective April 1, 1996, the Securities and Exchange Commission approved the closure of the Paragon Portfolio. Assets were transferred to the GE Money Market Portfolio, and the statement of operations includes activity until April 1, 1996 and subsequently, GNA closed the Paragon Portfolios.

         On December 11, 1997, the Account added the GE Investments Funds, Inc.-Income, Premier Growth Equity, Value Equity, International Equity, U.S. Equity and Money Market Funds. Effective December 11, 1997, the Securities and Exchange Commission approved the substitution of certain investment subdivisions.
         Assets were transferred as follows:

           Before the Substitution                               After the Substitution
           Shares of Adjustable Rate Portfolio  -                Shares of Income Fund -
           GNA Variable Series Trust                             GE Investments Funds, Inc.

           Shares of Government Portfolio -                      Shares of Income Fund -
           GNA Variable Series Trust                             GE Investments Funds, Inc.

           Shares of Fixed Income  Portfolio -                   Shares of Income Fund -
           GE Variable Investment Trust                          GE Investments Funds, Inc.

           Shares of Growth Portfolio -                          Shares of Premier Growth Equity Fund -
           GNA Variable Series Trust                             GE Investments Funds, Inc.

           Shares of Value Portfolio -                           Shares of Value Equity Fund -
           GNA Variable Series Trust                             GE Investments Funds, Inc.

GNA Variable Investment Account

Notes to Financial Statements



- ------------------------------------------------------------------------------

   (1)   Continued

           Before the Substitution                               After the Substitution
           Shares of International Equity Portfolio -            Shares of International Equity Fund -
           GE Variable Investment Trust                          GE Investments Funds, Inc.

           Shares of U.S. Equity Portfolio -                     Shares of U.S. Equity Fund -
           GE Variable Investment Trust                          GE Investments Funds, Inc.

           Shares of Money Market Portfolio  -                   Shares of Money Market Fund -
           GE Variable Investment Trust                          GE Investments Funds, Inc.

         The foregoing substitutions were carried out with the approval of any necessary department of insurance. Effective December 12, 1997, GNA closed the Variable Series Trust and GE Variable Investment Trust Portfolios.

         Participants may transfer amounts among the Account's portfolios and the Fixed Guarantee Period Account that is part of the general account of GNA. The net assets related to deferred variable annuity policies are the property of GNA and cannot be used to settle liabilities arising out of any other business of GNA.


   (2)   Summary of Significant Accounting Policies

         Investments

         Investments in shares of the portfolios are recorded at their net asset value. The net asset value is based upon the underlying assets of the Mutual Funds as determined by quoted market prices. Purchases and sales of investments are recorded on the trade date. Realized gains and losses on investments are determined on a first-in, first-out (FIFO) basis. Dividend income is recorded on the ex-dividend date.

   (2) Continued

         The aggregate cost of investments acquired and the aggregate proceeds of investments sold, for the years ended December 31, 1997, 1996 and 1995, were:

                                                                                           1997
- ----------------------------------------------------------------------------------------------------------
                                                                                  Cost of        Proceeds
                                                                                   shares     from shares
                                                                                 acquired            sold
- ----------------------------------------------------------------------------------------------------------
GE Investments Funds, Inc.:
     Income                                                               $    20,601,794 $        81,608
     Premier Growth Equity                                                     16,125,593         413,272
     Value Equity                                                              14,741,094         380,953
     International Equity                                                       8,762,091         241,387
     U.S. Equity                                                               23,585,408         212,490
     Money Market                                                               4,234,024           1,563
GNA Variable Series Trust Portfolios:
     GNA Adjustable Rate                                                          498,347       6,787,000
     GNA Government                                                               731,177       8,964,542
     GNA Growth                                                                 1,043,291      16,981,639
     GNA Value                                                                  1,424,753      15,612,734
GE Variable Investment Trust Portfolios:
     GE U.S. Equity                                                             1,386,664      24,659,481
     GE International Equity                                                      549,529       9,035,869
     GE Fixed Income                                                              453,831       5,935,033
     GE Money Market                                                            1,717,889       6,086,208
- ----------------------------------------------------------------------------------------------------------



                                                                                          1996
- -----------------------------------------------------------------------------------------------------------
                                                                                  Cost of         Proceeds
                                                                                   shares      from shares
                                                                                 acquired             sold
- -----------------------------------------------------------------------------------------------------------
GNA Variable Series Trust Portfolios:
     GNA Adjustable Rate                                                  $     1,000,968          169,874
     GNA Government                                                             2,111,676          800,272
     GNA Growth                                                                 4,839,974          878,091
     GNA Value                                                                  5,564,306          643,392
GE Variable Investment Trust Portfolios:
     GE U.S. Equity                                                             8,535,990          657,642
     GE International Equity                                                    1,912,875          407,154
     GE Fixed Income                                                            2,794,916          443,207
     GE Money Market                                                           11,371,209       12,097,915
Paragon Portfolio:
     Paragon Power Intermediate Term Bond                                          43,434        2,415,669
     Paragon Power Value Growth                                                    80,350        2,678,158
     Paragon Power Value Equity Income                                             92,424        2,634,332
     Paragon Power Gulf South Growth                                               59,196        2,561,534
- -----------------------------------------------------------------------------------------------------------




   (2) Continued

                                                                                           1995
- -----------------------------------------------------------------------------------------------------------
                                                                                  Cost of         Proceeds
                                                                                   shares      from shares
                                                                                 acquired             sold
- -----------------------------------------------------------------------------------------------------------
GNA Variable Series Trust Portfolios:
     GNA Adjustable Rate                                                  $     5,415,820           87,692
     GNA Government                                                             6,965,704          302,207
     GNA Growth                                                                 6,451,300          632,674
     GNA Value                                                                  3,980,271           28,588
GE Variable Investment Trust Portfolios:
     GE U.S. Equity                                                             9,025,695           10,769
     GE International Equity                                                    6,537,176          293,124
     GE Fixed Income                                                            3,263,075            4,411
     GE Money Market                                                           15,387,726       10,292,701
Paragon Portfolio:
     Paragon Power Intermediate Term Bond                                       2,606,526          326,459
     Paragon Power Value Growth                                                 2,714,338          528,340
     Paragon Power Value Equity Income                                          2,575,896          506,977
     Paragon Power Gulf South Growth                                            2,389,531          255,248
- -----------------------------------------------------------------------------------------------------------



         Unit Activity

         The increase (decrease) in outstanding units from capital transactions for the years ended December 31, 1997, 1996 and 1995 are as follows:

         Year ended December 31, 1997:

                                                         GE Investments Funds, Inc.
                                 ------------------------------------------------------------------------------
                                                 Premier                International                    Money
                                    Income        Growth        Value       Equity           U.S.        Market
                                      Fund        Equity       Equity        Fund           Equity        Fund
- ---------------------------------------------------------------------------------------------------------------
Units outstanding,
     beginning of year                   -             -            -            -              -            -
Units purchased                        278           440          508          287            402           52
Units redeemed                        (546)         (659)        (660)        (263)        (1,276)        (156)
Units exchanged                    508,517       944,046      991,184      206,271      1,157,743      128,855
- ---------------------------------------------------------------------------------------------------------------

Units outstanding, end of year     508,249       943,827      991,032      206,295      1,156,869      128,751
- ---------------------------------------------------------------------------------------------------------------


   (2) Continued

                                                                GNA Variable Series Trust Portfolios
                                                     -----------------------------------------------------
                                                            GNA           GNA
                                                     Adjustable       Govern-           GNA           GNA
                                                           Rate          ment        Growth         Value
                                                      Portfolio     Portfolio     Portfolio     Portfolio
- ----------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                     43,230       177,813       501,297       479,779
Units purchased                                             871           763        10,439        10,707
Units redeemed                                           (1,978)       (9,454)      (31,630)      (28,076)
Units exchanged                                         (42,123)     (169,122)     (480,106)     (462,410)
- ----------------------------------------------------------------------------------------------------------

Units outstanding, end of year                                -             -             -             -
- ----------------------------------------------------------------------------------------------------------



                                                              GE Variable Investment Trust Portfolios
                                            --------------------------------------------------------------------
                                                                             GE              GE              GE
                                                          GE      International           Fixed           Money
                                                 U.S. Equity             Equity          Income          Market
                                                   Portfolio          Portfolio       Portfolio       Portfolio
- ----------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                 558,978            149,105         253,249         147,357
Units purchased                                       17,293              4,870           1,453           9,686
Units redeemed                                       (37,907)            (8,165)        (27,725)        (40,900)
Units exchanged                                     (538,364)          (145,810)       (226,977)       (116,143)
- ----------------------------------------------------------------------------------------------------------------

Units outstanding, end of year                             -                  -               -               -
- ----------------------------------------------------------------------------------------------------------------






        Year ended December 31, 1996:

                                                                          GNA Variable Series Trust Portfolios
                                            ----------------------------------------------------------------------------------
                                                      GNA                    GNA
                                               Adjustable                Govern-                   GNA                    GNA
                                                     Rate                   ment                Growth                  Value
                                                Portfolio              Portfolio             Portfolio              Portfolio
- ------------------------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                7,535                120,988               221,675                158,124
Units purchased                                    14,910                 21,863                96,364                 80,125
Units redeemed                                     (2,561)                (8,838)              (18,964)               (14,415)
Units exchanged                                    23,346                 43,800               202,222                255,945
- ------------------------------------------------------------------------------------------------------------------------------

Units outstanding, end of year                     43,230                177,813               501,297                479,779
- ------------------------------------------------------------------------------------------------------------------------------





   (2) Continued

                                                                GE Variable Investment Trust Portfolios
                                              -------------------------------------------------------------------------------
                                                                             GE                    GE                     GE
                                                    GE            International                 Fixed                  Money
                                           U.S. Equity                   Equity                Income                 Market
                                             Portfolio                Portfolio             Portfolio              Portfolio
- -----------------------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year           128,448                   88,200                81,370                237,634
Units purchased                                138,084                   16,992                24,403                739,026
Units redeemed                                 (22,369)                 (12,262)              (21,083)               (38,623)
Units exchanged                                314,815                   56,175               168,559               (790,680)
- -----------------------------------------------------------------------------------------------------------------------------

Units outstanding, end of year                 558,978                  149,105               253,249                147,357
- -----------------------------------------------------------------------------------------------------------------------------



                                                                              Paragon Portfolios
                                                           ------------------------------------------------------

                                                           Intermediate
                                                                  Term         Value         Value          Gulf
                                                                  Bond        Growth        Equity         South
- -----------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                           109,775       110,204        86,867       107,010
Units purchased                                                      1           168             5            20
Units redeemed                                                    (803)       (1,786)         (741)       (1,953)
Units exchanged                                               (108,973)     (108,586)      (86,131)     (105,077)
- -----------------------------------------------------------------------------------------------------------------

Units outstanding, end of year                                       -             -             -             -
- -----------------------------------------------------------------------------------------------------------------


           Year ended December 31, 1995:

                                                               GNA Variable Series Trust Portfolios
                                                  -----------------------------------------------------------
                                                           GNA             GNA
                                                    Adjustable         Govern-           GNA             GNA
                                                          Rate            ment        Growth           Value
                                                     Portfolio       Portfolio     Portfolio       Portfolio
- -------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                         -               -             -               -
Units purchased                                         15,579         146,873       269,323         160,204
Units redeemed                                          (8,044)        (25,885)      (47,648)         (2,080)
- -------------------------------------------------------------------------------------------------------------

Units outstanding, end of year                           7,535         120,988       221,675         158,124
- -------------------------------------------------------------------------------------------------------------


   (2) Continued

                                                               GE Variable Investment Trust Portfolios
                                        ---------------------------------------------------------------------------------
                                                                         GE                    GE                     GE
                                                GE            International                 Fixed                  Money
                                        U.S. Equity                  Equity                Income                 Market
                                         Portfolio                Portfolio             Portfolio              Portfolio
- -------------------------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year       128,448                   88,200                81,370                237,634
Units purchased                            138,084                   16,992                24,403                739,026
Units redeemed                             (22,369)                 (12,262)              (21,083)               (38,623)
Units exchanged                            314,815                   56,175               168,559               (790,680)
- -------------------------------------------------------------------------------------------------------------------------

Units outstanding, end of year             558,978                  149,105               253,249                147,357
- -------------------------------------------------------------------------------------------------------------------------


                                                                         Paragon Portfolios
                                                     ------------------------------------------------------
                                                         Paragon                     Paragon       Paragon
                                                    Intermediate       Paragon         Value          Gulf
                                                            Term         Value        Equity         South
                                                            Bond        Growth        Income        Growth
                                                       Portfolio     Portfolio     Portfolio     Portfolio
- -----------------------------------------------------------------------------------------------------------
Units outstanding, beginning of year                           -             -             -             -
Units purchased                                          137,613       153,392       125,446       127,480
Units redeemed                                           (27,838)      (43,188)      (38,579)      (20,470)
- -----------------------------------------------------------------------------------------------------------

Units outstanding, beginning of year                     109,775       110,204        86,867       107,010
- -----------------------------------------------------------------------------------------------------------




         Distributions

         The net investment income (loss) and realized capital gains of the Account are retained and reinvested within the Account.

         Federal Income Taxes

         The operations of the Account are a part of, and are taxed with, the operations of GNA. Therefore, the Account is not separately taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Under existing federal income tax laws, investment income and capital gains of the Account are not taxed. Accordingly, the Account paid no federal income taxes and no federal income tax provision was required. GNA is taxed as a life insurance company under the Internal Revenue Code.

   (2) Continued

         Use of Estimates

         Financial  statements  prepared in conformity  with generally  accepted
         accounting   principles   require  management  to  make  estimates  and
         assumptions that affect amounts and disclosures reported therein. Actual results could differ from those estimates.


   (3) Related Party Transactions and Contract Charges

         Net contract purchase payments transferred from GNA to the Account represent gross purchase payments recorded by GNA on its group deferred variable annuity products, less deductions for premium taxes in certain states. A withdrawal charge (contingent deferred sales charge) may be assessed against certain amounts withdrawn within five years of any purchase payment. Subject to certain limitations, this charge equals 5% (or less) of the purchase payment surrendered, depending on the time between purchase payment and surrender.

         Each year GNA will deduct a certificate maintenance charge of $40 plus an administration charge at an annual rate of .15% of average daily net assets as partial compensation for certain administrative services. GNA will waive the certificate maintenance charge if at the time of the assessment the account value is $40,000 or greater. In addition, GNA charges the Account at an annual rate of 1.25% of average daily net assets for the mortality and expense risk that GNA assumes. Administrative expenses as well as mortality and risk charges are deducted daily and reflect the effective annual rates.

         Units are not assigned to purchases made by GNA and no contract charges are assessed against GNA's net assets.

         GE Investment Management Incorporated (Investment Advisor), a wholly-owned subsidiary of GE Company, currently serves as investment advisor to GE Investments Funds, Inc. The individual portfolios agree to pay the Investment Advisor a fee based upon each portfolio's daily net assets, calculated at an effective annual rate of .10% and 1.00% depending on the nature of the portfolio. Prior to December 12, 1997, GNA Capital Management, Inc., a wholly-owned subsidiary of GNA Corporation, served as investment advisor to the GNA VST portfolios and GE Investment Management Incorporated served as investment advisor of the GE VIT portfolios. The VST portfolios paid GNA Capital Management, Inc. a fee based upon each portfolio's daily net assets, calculated at an effective annual rate of .40% to .80% depending on the type of portfolio and the portfolio's combined average daily net assets. The VIT portfolios paid GE Investment Management Incorporated a fee based upon each portfolio's daily net assets, calculated at an effective annual rate of .30% to .85% depending on the nature of the portfolio.

-------------------------------------------------------------------------------

                                            [KPMG Peat Marwick LLP Letterhead]

Independent Auditors' Report


The Board of Directors
General Electric Capital Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital and surplus of General Electric Capital Assurance Company as of December 31, 1997 and 1996, and the related statutory statements of summary of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 statutory financial statements of First Colony Life Insurance Company (FCL), an 80% owned subsidiary of the Company. The Company's investment in FCL at December 31, 1996 was $518.1 million, the amount of the contribution of the investment in FCL by the Company's parent on December 31, 1996. The 1996 statutory financial statements of FCL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for FCL, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

As described more fully in note 1 to the accompanying financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Delaware Department of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles also are described in note 1.

In our opinion, based on our audits and the report of the other auditors, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of General Electric Capital Assurance Company as of December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of General Electric Capital Assurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in note 1.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying Schedule of Selected Data is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG Peat Marwick LLP


April 24, 1998

General Electric Capital Assurance Company

Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus

December 31, 1997 and 1996
(Dollar amounts in millions, except per share amounts)



Admitted Assets                                                                                     1997          1996
-----------------------------------------------------------------------------------------------------------------------

Investments:
     Bonds                                                                                     $ 6,463.7     $ 6,195.9
     Preferred stocks                                                                                5.9          16.5
     Common stocks                                                                               1,931.8       1,588.7
     Mortgage loans                                                                                457.5         355.9
     Short-term investments                                                                            -           0.1
     Policy loans                                                                                  604.0         539.9
     Limited partnership interests                                                                 188.8             -
     Receivable for securities                                                                      19.1             -
     European call options                                                                          35.0           3.3
-----------------------------------------------------------------------------------------------------------------------

Total investments                                                                                9,705.8       8,700.3

Cash                                                                                                 6.7             -
Investment income due and accrued                                                                  166.0         156.3
Guaranty association assessments                                                                     8.7          10.0
Accident and health premiums due and unpaid                                                         38.7          27.4
Receivable from subsidiaries and affiliates                                                          7.1           1.6
Other assets                                                                                         7.9           4.8
-----------------------------------------------------------------------------------------------------------------------

Total admitted assets                                                                          $ 9,940.9     $ 8,900.4
-----------------------------------------------------------------------------------------------------------------------

Liabilities and Capital and Surplus
-----------------------------------------------------------------------------------------------------------------------

Liabilities:
     Aggregate reserves - life, annuity and accident and health                                $ 6,914.5     $ 6,276.9
     Supplementary contracts without life contingencies                                            103.5         110.2
     Policy and contract claims                                                                     48.6          39.4
     Interest maintenance reserve                                                                  116.4         113.0
     General expenses due and accrued                                                               58.6          36.3
     Taxes, licenses and fees due and accrued                                                       12.4          16.4
     Federal income taxes due or accrued                                                            84.7          50.6
     Remittances and items not allocated                                                           108.4          83.8
     Payable to subsidiaries and affiliates                                                         38.7          10.2
     Asset valuation reserve                                                                        79.6          65.2
     Premiums and annuity considerations received in advance                                         8.8           7.6
     Commissions payable                                                                            13.5          11.9
     Funds held under reinsurance treaties with unauthorized reinsurers                                -           7.2
     Borrowed money                                                                                 23.2          42.1
     Other liabilities                                                                               1.1           2.2
-----------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                7,612.0       6,873.0
-----------------------------------------------------------------------------------------------------------------------

Capital and surplus:
     Common stock, Class A ($1 par value, 4,200,000 shares authorized,
         4,011,258 issued and 3,521,258 outstanding)                                                 4.0           4.0
     Common stock, Class B ($1 par value, 2,000,000 shares authorized,
        550,000 issued and outstanding)                                                              0.6           0.6
     Preferred stock ($1 par value, 1,000,000 shares authorized, 300,000 issued
        and outstanding)                                                                             0.3           0.3
     Paid-in surplus                                                                             1,798.9       1,798.9
     Unassigned surplus                                                                            586.4         284.9
     Less treasury stock, Class A ($1 par value, 490,000 shares)                                   (61.3)        (61.3)
-----------------------------------------------------------------------------------------------------------------------

Total capital and surplus                                                                        2,328.9       2,027.4
-----------------------------------------------------------------------------------------------------------------------

Total liabilities and capital and surplus                                                      $ 9,940.9     $ 8,900.4
-----------------------------------------------------------------------------------------------------------------------




See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Summary of Operations

Years ended December 31, 1997 and 1996
(Dollar amounts in millions)



-------------------------------------------------------------------------------------------------------------------------------

                                                                                                        1997           1996
-------------------------------------------------------------------------------------------------------------------------------


Revenues:
     Premiums and annuity considerations                                                           $ 1,006.0     $    681.5
     Considerations for supplementary contracts                                                         31.3           47.1
     Investment income, net of investment expense of $3.2 in 1997
        and $3.9 in 1996                                                                               590.3          550.6
     Amortization of interest maintenance reserve                                                       14.3           13.2
     Commission and expense allowances on reinsurance ceded                                              1.9            3.2
     Other                                                                                               1.5            0.8
-------------------------------------------------------------------------------------------------------------------------------

Total revenues                                                                                       1,645.3        1,296.4
-------------------------------------------------------------------------------------------------------------------------------

Benefits:
     Death benefits                                                                                      8.6           12.8
     Annuity benefits                                                                                  233.2          208.5
     Disability benefits and benefits under accident and health policies                               153.9          132.3
     Surrender benefits and other fund withdrawals                                                     232.3          302.0
     Payments on supplementary contracts                                                                44.5           44.7
     Interest on policy or contract funds                                                                2.6            0.6
     Increase in aggregate reserves - life, annuity and accident and health                            625.2          215.9
     Increase (decrease) in reserve for supplementary contracts without life
        contingencies                                                                                   (6.7)           7.8
-------------------------------------------------------------------------------------------------------------------------------

Total benefits                                                                                       1,293.6          924.6
-------------------------------------------------------------------------------------------------------------------------------

Expenses:
     Commissions                                                                                       141.3          111.1
     General insurance expenses                                                                        170.7          148.0
     Insurance taxes, licenses and fees                                                                 10.7           17.6
-------------------------------------------------------------------------------------------------------------------------------

Total expenses                                                                                         322.7          276.7
-------------------------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                                                          1,616.3        1,201.3
-------------------------------------------------------------------------------------------------------------------------------

Income before federal income taxes and realized capital losses                                          29.0           95.1

Federal income tax provision                                                                            39.7           32.6
-------------------------------------------------------------------------------------------------------------------------------

Income (loss) before realized capital losses                                                           (10.7)          62.5

Realized capital  losses,  net of tax  provision of $6.3 in 1997 and $.7 in 1996 and excluding $17.7 in 1997 and $.5 in 1996
     transferred to interest maintenance reserves                                                       (8.4)          (2.8)
-------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                                  $   (19.1)     $    59.7
-------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Changes in Capital and Surplus

Years ended December 31, 1997 and 1996
(Dollar amounts in millions)



------------------------------------------------------------------------------------------------------------------------

                                                                 Common         Paid-in     Unassigned        Treasury
                                                                  Stock         Surplus        Surplus           stock
-----------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1995                                   $   20.9       $   976.4     $    103.7       $    61.3

Net income                                                            -               -           59.7               -
Change in net unrealized capital gains                                -               -          125.7               -
Increase in nonadmitted assets                                        -               -          (1.0)               -
Decrease in asset valuation reserve                                   -               -            1.4               -
Transfer of capital to paid-in surplus                            (16.0)           16.0              -               -
Increase in paid-in surplus                                           -           806.5              -               -
Other surplus adjustment                                              -                           (4.6)              -
-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                                        4.9         1,798.9          284.9            61.3

Net loss                                                              -               -          (19.1)              -
Change in net unrealized capital gains                                -               -          350.8               -
Decrease in nonadmitted assets                                        -               -            2.4               -
Increase in asset valuation reserve                                   -               -          (14.4)              -
Change in reserve on account of change in valuation basis             -               -          (12.5)              -
Prior year federal income tax adjustment                              -               -           (5.7)              -
-----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                                   $    4.9       $ 1,798.9     $    586.4       $    61.3
-----------------------------------------------------------------------------------------------------------------------



See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Cash Flows

Years ended December 31, 1997 and 1996
(Dollar amounts in millions)



-----------------------------------------------------------------------------------------------------------------

                                                                                            1997            1996
-----------------------------------------------------------------------------------------------------------------


Cash from operations:
Premiums and annuity considerations                                                   $    996.0     $     681.0
Other premiums, considerations and deposits                                                 31.3            47.1
Investment income received (excluding realized gains or losses and net                     557.5           496.0
investment expense)
Other income received                                                                        3.3             2.3
-----------------------------------------------------------------------------------------------------------------

Cash provided from revenues                                                              1,588.1         1,226.4
-----------------------------------------------------------------------------------------------------------------

Life, annuity and accident and health claims paid                                          385.7           353.8
Surrender benefits and other fund withdrawals paid                                         232.4           302.0
Other benefits to policyholders paid                                                        47.0            45.4
-----------------------------------------------------------------------------------------------------------------

Cash applied to benefits                                                                   665.1           701.2
-----------------------------------------------------------------------------------------------------------------

Commissions                                                                                139.7           109.8
Other expenses and taxes paid                                                              163.7           161.0
Federal income taxes paid (excluding tax on capital gains)                                  11.3            25.6
-----------------------------------------------------------------------------------------------------------------

Cash applied to general and other expenses                                                 314.7           296.4
-----------------------------------------------------------------------------------------------------------------

Total cash provided by operations                                                          608.3           228.8
-----------------------------------------------------------------------------------------------------------------

Cash from investments:
     Proceeds from investments sold, matured or repaid:
        Bonds                                                                              844.6           598.6
        Common and preferred stocks                                                         14.9            10.2
        Mortgage loans                                                                      17.9            16.2
        Miscellaneous proceeds                                                              (0.7)              -
-----------------------------------------------------------------------------------------------------------------

        Total investment proceeds                                                          876.7           625.0

Net tax on capital gains                                                                     6.3             0.8
-----------------------------------------------------------------------------------------------------------------

Net investment proceeds                                                                    870.4           624.2
-----------------------------------------------------------------------------------------------------------------

Cost of investments acquired (long-term only):
     Bonds                                                                               1,061.6           685.8
     Common stocks                                                                          18.8           829.5
     Mortgage loans                                                                        119.6           244.6
     Limited Partnership interests                                                         188.8               -
     Miscellaneous applications                                                             20.6             3.3
-----------------------------------------------------------------------------------------------------------------

Total investments acquired                                                               1,409.4         1,763.2
-----------------------------------------------------------------------------------------------------------------

Net increase in policy loans                                                                64.1            49.1
-----------------------------------------------------------------------------------------------------------------

Net cash used by investments                                                              (603.1)       (1,188.1)
-----------------------------------------------------------------------------------------------------------------

Cash from financing and miscellaneous sources:
     Cash provided:
        Capital and surplus paid in                                                            -           806.5
        Borrowed money                                                                     (18.8)           42.1
        Other cash provided                                                                 59.6            91.1
-----------------------------------------------------------------------------------------------------------------

Total cash provided                                                                         40.8           939.7

Cash applied:
     Dividends paid to stockholders                                                            -            10.5
     Other applications                                                                     39.4             4.5
-----------------------------------------------------------------------------------------------------------------

Total cash applied                                                                          39.4            15.0
-----------------------------------------------------------------------------------------------------------------

Net cash provided by financing and miscellaneous sources                                     1.4           924.7
-----------------------------------------------------------------------------------------------------------------

Net change in cash and short-term investments                                                6.6           (34.6)
Cash and short-term investments at beginning of year                                         0.1            34.7
-----------------------------------------------------------------------------------------------------------------

Cash and short-term investments at end of year                                        $      6.7     $       0.1
-----------------------------------------------------------------------------------------------------------------



See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)



  (1) Corporate Structure, Basis of Presentation and Summary of Significant Accounting Policies

         Corporate Structure

         General Electric Capital Assurance Company (the Company), a Delaware domiciled insurance company, is primarily engaged in the business of providing annuity, interest-sensitive life, accidental death and dismemberment and long-term care insurance coverage. The Company is a wholly-owned subsidiary of GNA Corporation which is wholly owned by GE Financial Assurance Holdings, Inc. (GEFA) (formerly GE Life Insurance Group, Inc.) which is owned by General Electric Capital Corporation. On June 30, 1996, the Company was the survivor of a merger with its affiliate, AMEX Life Assurance Company. The following are the company's direct subsidiaries:


                                                                                                Percentage
                                                                                                     owned
-----------------------------------------------------------------------------------------------------------


Great Northern Insured Annuity Corporation (GNA)                                                     100.0%
Federal Home Life Insurance Company (FHL)                                                            100.0
Seguros del Centro, S.A. (Seguros)                                                                    99.5
AFORE Capitaliza, S.A. de C.V. (AFORE)                                                                99.0
The Life Insurance Company of Virginia (LOV)                                                          80.0
First Colony Life Insurance Company (FCL)                                                             80.0
GE Capital Life Assurance Company of New York (GE Capital Life)                                       52.0
-----------------------------------------------------------------------------------------------------------

         Significant intercompany ownership changes which have occurred since 1995 are noted below:

         On April 1, 1996, GNA Corporation contributed 80% of LOV to the Company. GEFA owns the remaining 20% of LOV.

         On December 20, 1996, the Company acquired approximately 99.5% of the outstanding capital stock of Seguros, a Mexican insurance company, for $13.5.

         On December 31, 1996, GNA Corporation contributed 80% of FCL to the Company. GEFA owns the remaining 20% of FCL.

         On January 31, 1997, the Company incorporated and capitalized AFORE, a Mexican pension fund management company. The Company and its affiliate, GE Capital de Mexico, S.A. de C.V. are the shareholders of 99% and 1% of AFORE, respectively.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         On June 16, 1997, American First Security Life Insurance Company, an affiliate, was voluntarily dissolved.

         On January 1, 1999, GNA was merged with and into the Company, with the Company as the surviving corporation.

         Differences Between Statutory Accounting Principles and Generally Accepted Accounting Principles

         The accompanying statutory financial statements of the Company have been prepared in accordance with insurance accounting practices prescribed by the National Association of Insurance Commissioners
         (NAIC) and the State of Delaware Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no significant permitted accounting practices which vary from prescribed accounting practices or generally accepted accounting principles.

         In March 1998, the NAIC adopted the codification of Statutory Accounting Principles (the Codification). Once implemented, the definitions of what comprises prescribed versus permitted statutory accounting practices may result in changes to accounting policies that insurance enterprises use to prepare their statutory financial statements. The implementation date is ultimately dependent on an insurer's state of domicile. The Company does not expect a material impact on its statutory financial statements resulting from the implementation of codification.

         The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

         Statutory accounting principles (SAP) differ from generally accepted accounting principles (GAAP) in several respects, which cause differences in reported net income, cash flows and shareholders' interest (statutory capital and surplus). The principal SAP which differ from GAAP include:

                  o The financial statements of subsidiaries are not consolidated and are accounted for as investments in common stock. Subject to certain statutory limitations, the book value of subsidiaries is adjusted to their statutory surplus by a credit or charge for an unrealized gain or loss, a component of surplus.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------



                  o Fixed maturity securities, all of which are classified as available-for-sale, are generally reported at amortized cost and changes in market value are not recorded.

                  o   Certain  assets  (principally  furniture,   equipment  and
                      prepaid expenses) have been designated as non-admitted assets and excluded from assets by a charge to statutory surplus.

                  o Intangible assets (present value of future profits and goodwill) and other adjustments, resulting from the
                      Company's and its subsidiaries' acquisitions, are not recorded.

                  o Aggregate reserves for life, annuities and accident and health are based on statutory mortality and interest requirements without consideration for anticipated withdrawals. Morbidity assumptions are based on the Company's experience.

                  o Interest Maintenance Reserve (IMR) represents the deferral of interest-related realized gains and losses, net of tax, on primarily fixed maturity investments which are amortized into income over the remaining life of the investment sold.

                  o   Deferred income taxes are not provided.

                  o Asset Valuation Reserve (AVR) represents a contingency reserve for credit-related risk on most invested assets of the Company, and is charged to statutory surplus.

                  o   Policy acquisition costs are expensed as incurred.

                  o State guaranty association assessments are capitalized when paid and amortized in accordance with state premium tax offset provisions.

                  o Deductions from policy and contract liabilities, including aggregate reserves, for reinsurance ceded are reported net of the policy obligation rather than shown as an asset.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------

                   o The Statements of Cash Flows differ in certain respects from the presentation required by Statement of Financial Accounting Standards No. 95, including the presentation of the changes in cash and short-term investments instead of cash and cash equivalents. Short-term investments include securities with maturities, at the time of acquisition, of one year or less. There is no reconciliation between net income and cash from operations.

         The principal differences between statutory capital and surplus and GAAP shareholders' interest at December 31 are as follows:


                                                             1997       1996
-------------------------------------------------------------------------------
                                                                (Unaudited)

Statutory capital and surplus                             $   2,329 $    2,027
Minority interest and investment in subsidiaries              2,692      2,208
Investment valuations differences                               318         20
Non-admitted assets                                               5          9
Intangible assets                                               339        409
Reserves                                                       (600)      (641)
IMR                                                             116        113
Deferred income tax benefit                                     173        274
AVR                                                              80         65
Deferred acquisition costs                                      200        115
Guaranty fund assessments                                       (19)       (22)
Other                                                            (2)        (4)
-------------------------------------------------------------------------------

GAAP shareholders' interest                               $   5,631 $    4,573
-------------------------------------------------------------------------------



         The GAAP net income for 1997 and 1996 was $62 and $187, respectively.

         Products

         The Company markets and sells products through financial institutions and various agencies. The primary products of the Company are investment type deferred annuities, structured settlements, immediate annuities and long-term care policies.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         Recognition of Revenue and Related Expenses

         Premiums and annuity considerations are recognized as revenue when the policies and contracts are issued. For accident and health contracts, premiums are earned on a pro rata basis over the applicable policy period. Benefits and other fund withdrawals are expensed as incurred. Policy acquisition and maintenance expenses are charged to operations as incurred.

         Investments

         Bonds are stated at amortized cost. Amortization of bond premium and accretion of bond discount are recognized on a level yield method. At December 31, 1997, there were no non-admitted bonds. At December 31, 1996, bonds totaling $12.7 were non-admitted due to market value falling below amortized cost on NAIC class 6 bonds.

         The Company uses prepayment assumptions and the resulting cash flows retrospectively to determine the carrying value of loan backed structured securities in accordance with the NAIC Accounting Practices and Procedures manual.

         Investments in common stocks of subsidiaries are carried on the equity basis. Changes in the proportionate share of such subsidiaries are recorded as unrealized gains and losses.

         Preferred stocks are carried at cost, except where NAIC market value has fallen below cost, in which case it is carried at market value.

         Mortgage loans are stated at the aggregate  unpaid  principal  balance.
         Policy loans are stated at the aggregate unpaid principal balance, which approximates fair value. Short-term investments are stated at cost, which approximates fair value. Other invested assets, which primarily consists of limited partnerships invested in hedge funds, are accounted for using the equity method.

         The Company temporarily loans securities to broker-dealers and other financial institutions. In accordance with the NAIC Valuations of
         Securities manual, the Company requires minimum collateral on securities loaned equal to 102% of the market value of the loaned securities. Collateral requirements are validated daily by the Company. The Company also tracks each lending transaction and the data elements necessary for NAIC reporting. As of December 31, 1997, the Company had loaned securities with a market value of $197.8 to others.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------

         Realized gains and losses, determined on a specific identification basis, are reduced by amounts transferred to IMR and are reflected as an element of net income, net of related tax. Unrealized gains and losses, primarily related to changes to the statutory equity of subsidiaries, are reflected as credits or charges to surplus.

         Aggregate Reserves

         Policy reserves on annuity and supplementary contracts are calculated using the Commissioners' Annuity Reserve Valuation Method. The valuation interest assumptions follow the Standard Valuation Law and vary by the contracts' characteristics and their issue year.

         Policy reserves on universal life and single premium whole life contracts are based on statutory mortality and valuation interest rates using the Commissioner's Reserve Valuation Method. The valuation interest and mortality assumptions follow the Standard Valuation Law and vary by the contracts' characteristics and their issue year.


         Accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using specified statutory interest rates, mortality or morbidity assumptions and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum of guaranteed policy cash values or the amounts required by law.

         Reserve estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

         Unpaid Claims and Claims Adjustment Expenses

         Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         Interest Maintenance Reserve

         IMR represents the deferral of interest-related realized capital gains and losses, net of tax, on primarily fixed maturity investments. These gains and losses are amortized into income over the estimated remaining life of the investment sold.

         Asset Valuation Reserve

         AVR is a contingency reserve for credit-related losses on most investments and is recorded as a liability through a charge to statutory surplus.

         Federal Income Taxes

         The Company files a consolidated life insurance federal income tax return with its subsidiaries.

         The method of income tax allocation is subject to written agreement authorized by the Board of Directors. Allocation is based on the separate return liabilities with offsets for losses and credits utilized to reduce current consolidated tax liability. Intercompany tax balances are settled quarterly, with a final true-up after filing of the federal income tax return.

         Federal income tax expense on income before realized capital gains varies from amounts computed by applying the current federal corporate income tax rate to income before federal income taxes, principally because of the effect of differences in calculations of aggregate reserves, amortization of intangibles, deferral of market discount on bonds, deferral of policy acquisition costs, and deduction for dividends received.

         Reinsurance

         Reinsurance premiums, claims and benefit expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits, claims, aggregate reserves and reserves for policy and contract liabilities are reported net of reinsured amounts.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         Reclassifications

         Certain reclassifications have been made to the 1996 statutory financial statements to conform to the 1997 presentation. These reclassifications have no effect on reported net income or capital and surplus.

   (2)Investments

         For the years ended December 31, the sources of investment income of the Company were as follows:

                                                              1997       1996
--------------------------------------------------------------------------------

Bonds                                                    $     481.7 $    466.8
Equity securities                                                9.4       10.1
Mortgage loans                                                  33.7       21.8
Policy loans                                                    59.0       53.3
Other                                                            9.7        2.5
--------------------------------------------------------------------------------

Gross investment income                                        593.5      554.5

Investment expenses                                              3.2        3.9
--------------------------------------------------------------------------------

Net investment income                                    $     590.3 $    550.6
--------------------------------------------------------------------------------


         For the years ended December 31,  proceeds and gross  realized  capital
         gains  and  losses  resulting  from  sales  or  other   redemptions  of
         investment securities were as follows:


                                                           1997       1996
-----------------------------------------------------------------------------

Proceeds from sales or other redemptions               $    859.5 $    608.8
-----------------------------------------------------------------------------

Gross realized capital:
     Gains                                                   38.6       13.6
     Losses                                                 (23.0)     (15.2)
-----------------------------------------------------------------------------

Sub-total                                                    15.6       (1.6)
Federal income tax provision                                 (6.3)      (0.7)
Transferred to IMR, net of tax                              (17.7)      (0.5)
-----------------------------------------------------------------------------

Net realized capital losses                            $     (8.4)$     (2.8)
-----------------------------------------------------------------------------

         Bonds and Equity Securities

         At December 31, the amortized cost, gross unrealized gains and losses, and NAIC market values of the Company's bonds and equity securities, excluding equity securities of affiliates, were as follows:

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------





                                                                       Gross         Gross        NAIC
                                                     Amortized    unrealized    unrealized      market
1997                                                      cost         gains        losses       Value
-------------------------------------------------------------------------------------------------------



Bonds:
     Governments                                    $    342.3    $     39.0     $       -   $   381.3
     States and political subdivisions                    18.4           1.0             -        19.4
     Special revenue                                     245.7          27.8             -       273.5
     Public utilities                                    652.3          38.2           1.2       689.3
     Industrial and miscellaneous                      4,159.8         180.2           9.3     4,330.7
     Mortgage-backed                                   1,045.2             -          21.6     1,023.6
-------------------------------------------------------------------------------------------------------

Total bonds                                         $  6,463.7    $    286.2     $    32.1   $ 6,717.8
Equity securities                                         20.2           0.1             -        20.3
-------------------------------------------------------------------------------------------------------

Total bonds and equity securities                   $  6,483.9    $    286.3     $    32.1   $ 6,738.1
-------------------------------------------------------------------------------------------------------






                                                                           Gross         Gross         NAIC
                                                         Amortized    unrealized    unrealized       market
1996                                                          cost         gains        losses        Value
------------------------------------------------------------------------------------------------------------



Bonds:
     Governments                                         $   401.9      $    0.4     $    40.7    $   361.6
     States and political subdivisions                        18.8           0.9             -         19.7
     Special revenue                                         207.3             -           5.1        202.2
     Public Utilities                                        446.1          15.3           3.9        457.5
     Industrial and miscellaneous                          4,111.9         115.3          56.1      4,171.1
     Mortgage-backed                                       1,009.9             -             -      1,009.9
------------------------------------------------------------------------------------------------------------

Total bonds                                              $ 6,195.9      $  131.9      $  105.8    $ 6,222.0
Equity securities                                             26.1           2.5             -         28.6
------------------------------------------------------------------------------------------------------------

Total bonds and equity securities                        $ 6,222.0      $  134.4      $  105.8    $ 6,250.6
------------------------------------------------------------------------------------------------------------


         The  fair  value  of  bonds  in  accordance  with  generally   accepted
         accounting principles was $6,806.4 and $6,226.6 at December 31, 1997 and 1996, respectively.

         The scheduled maturity distribution of the bond portfolio at December 31 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


                                                                      1997
                                                      --------------------------
                                                                           NAIC
                                                        Amortized        market
                                                             cost         value
--------------------------------------------------------------------------------

Due in one year or less                             $        46.7 $        46.7
Due after one year through five years                     1,613.4       1,655.3
Due after five years through ten years                    1,211.9       1,260.8
Due after ten years                                       2,546.5       2,731.4
--------------------------------------------------------------------------------

Subtotals                                                 5,418.5       5,694.2

Mortgage-backed securities                                1,045.2       1,023.6
--------------------------------------------------------------------------------

Totals                                              $     6,463.7 $     6,717.8
--------------------------------------------------------------------------------



         As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders with a statement value of $3.6 and $8.1 at December 31, 1997 and 1996, respectively.

         At December 31, 1997, approximately 70.2%, 13.4% and 10.2% of the Company's investment portfolio is comprised of security issues in the industrial, special revenue, and public utilities categories, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

         The credit quality of the bond portfolio at December 31 follows. The quality ratings represent NAIC designations.




                                                                1997                           1996
                                                   ----------------------       ------------------------
                                                     Amortized                   Amortized
                                                        cost     Percent              cost      Percent
--------------------------------------------------------------------------------------------------------

Class 1 - highest quality                       $    3,662.4        56.7%    $     3,504.3         56.6%
Class 2 - high quality                               2,258.7        34.9           2,241.9         36.2
Class 3 - medium quality                               402.2         6.2             393.3          6.3
Class 4 - low quality                                  119.3         1.9              53.2          0.8
Class 5 - lower quality                                 21.1         0.3                 -            -
Class 6 - in or near default                               -           -               3.2          0.1
--------------------------------------------------------------------------------------------------------

Totals                                          $    6,463.7       100.0%    $     6,195.9        100.0%
--------------------------------------------------------------------------------------------------------





         Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3, as assigned by a rating service such as Standard and Poor's Corporation or Moody's Investment Services, are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. The NAIC regards agencies and treasuries and all A ratings as Class 1 (highest quality), BBB/Baa ratings as Class 2 (high quality), BB/Ba ratings as Class 3 (medium quality), B ratings as Class 4 (low quality), all C ratings as Class 5 (lower quality) and D ratings as Class 6 (in or near default).

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         There were no bonds in default at December 31, 1997. The amortized cost and statement value of bonds in default at December 31, 1996 totaled $15.9 and $3.2, respectively.

         Common Stocks of Affiliates

         The Company's investment in common stock at December 31, 1997 and 1996 includes its proportionate ownership percentage as disclosed in note 1(a) of FCL, LOV, GNA, FHL, and GE Capital Life. The following tables summarize data from the statutory financial statements of those affiliates as of and for the years ended December 31, 1997 and 1996.






                                                                                                          GE
                                                                                                     Capital
                                                       FCL          LOV         GNA          FHL        Life
-------------------------------------------------------------------------------------------------------------

1997
-------------------------------------------------------------------------------------------------------------

Total assets                                  $   10,026.0 $   10,564.7 $   6,679.0 $    2,094.7 $   1,672.7
Total liabilities                                  9,214.8     10,042.2     6,182.5      1,854.0     1,510.1
Total capital and surplus                            811.2        522.5       496.5        240.7       162.6
Net income                                           171.1         73.9        73.0          6.9        13.7
Other changes in capital
     and surplus                                      (7.4)        29.5        12.3         16.3        (9.2)
-------------------------------------------------------------------------------------------------------------

1996
-------------------------------------------------------------------------------------------------------------

Total assets                                  $    9,406.6 $    9,002.7 $   6,737.5 $    2,217.5 $   1,578.5
Total liabilities                                  8,759.0      8,583.6     6,326.3      2,000.0     1,420.4
Total capital and surplus                            647.6        419.1       411.2        217.5       158.1
Net income                                           148.7         61.4        65.4         12.5        16.5
Other changes in capital
     and surplus                                     104.6         (6.5)      (11.1)        21.8       (17.1)
-------------------------------------------------------------------------------------------------------------


General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------




         Mortgage Loans

         At December 31, 1997 and 1996, the Company's mortgage loan portfolio consisted of 202 and 172 first lien commercial mortgage loans, respectively. The loans, which were originated by the Company through a network of mortgage bankers, were made only on developed and leased properties and have a maximum loan-to-value ratio of 75% at the date of origination. The Company does not engage in construction lending or land loans.

         The Company originated $27.2 and $49.9 of mortgages secured by real estate in California which represents 23.1% and 20% of 1997 and 1996 originations, respectively. At December 31, 1997 and 1996 the Company held $91.1 and $72.8 of mortgages secured by real estate in California which is 20% of its total mortgage portfolio for both years.

         The portfolio consisted of loans with an average loan balance of $2.3 at December 31, 1997. All of the Company's mortgages were in good standing with no principal or interest payments delinquent more than 90 days.

         Derivative Instruments

         The Company held $35.0 in European style call options at December 31, 1997. The notional value of these options at December 31, 1997 was $93 and options expire from September 1998 to October 2007. The options are used to hedge market risk associated with the Company's S&P 500 indexed annuity product.

         The Company recognizes investment income on derivative instruments in accordance with the NAIC Accounting Practices and Procedures Manual. Derivative instruments are valued consistently with the hedged items. Realized gains and losses on fixed income contracts adjust the basis of the hedged item and are therefore amortized on a straight-line basis into investment income over the remaining life of the hedged item. Derivatives which are marked to market are recognized as direct adjustments to surplus while held and as realized gain/loss through the Summary of Operations upon termination.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


   (3)   Aggregate Reserves

         Liabilities for policy reserves on annuity contracts are calculated based on the Commissioners' Annuity Reserve Valuation Method. Liabilities for life policy reserves and interest-sensitive life insurance contracts are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the life insurance products use either the 1958 or 1980 CSO table with interest rates ranging from 2.75% to 6.0%. Liabilities for most annuities use either the 71IAM, 71GAM, 83GAM or 83a mortality tables with interest rates ranging from 2.5% to 11.25%.





Line of Business                                                                      1997           1996
----------------------------------------------------------------------------------------------------------


Individual life:
     Traditional                                                             $       325.6 $        343.9
     Universal                                                                         5.8            6.2
----------------------------------------------------------------------------------------------------------

Total individual life                                                                331.4          350.1

Group life                                                                           597.2          523.1
----------------------------------------------------------------------------------------------------------

Total life                                                                           928.6          873.2
----------------------------------------------------------------------------------------------------------

Annuities:
     Individual annuities:
         Immediate                                                                 1,824.2        1,566.4
         Deferred                                                                  1,681.9        1,662.5
----------------------------------------------------------------------------------------------------------

Total individual annuities                                                         3,506.1        3,228.9

Group annuities                                                                      892.5          889.9
----------------------------------------------------------------------------------------------------------

Total annuities                                                                    4,398.6        4,118.8
----------------------------------------------------------------------------------------------------------

Individual supplementary contracts with
     life contingencies                                                               57.2           55.7

Other                                                                                  0.1            0.1

A&H:
     Active life - Individual                                                        958.2          730.5
     Active life - Group                                                             177.3          143.3
     Claim Reserve - Individual                                                      280.1          226.1
     Claim Reserve - Group                                                           114.4          129.2
----------------------------------------------------------------------------------------------------------

Total A&H                                                                          1,530.0        1,229.1
----------------------------------------------------------------------------------------------------------

Total aggregate reserves                                                     $     6,914.5 $      6,276.9
----------------------------------------------------------------------------------------------------------


General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


   (4)   Policy and Contract Claims and Liabilities

         For the years ended December 31, the change for accident and health unpaid claims and claims adjustment expenses net of related reinsurance is summarized as follows:




                                                                                      1997            1996
-----------------------------------------------------------------------------------------------------------

Balance at January 1                                                        $        387.2 $         352.4
-----------------------------------------------------------------------------------------------------------

Incurred related to:
Current year                                                                         208.3           183.2
Prior years                                                                          (13.0)          (13.8)
-----------------------------------------------------------------------------------------------------------

Total incurred                                                                       195.3           169.4
-----------------------------------------------------------------------------------------------------------

Paid related to:
Current year                                                                          30.4            28.7
Prior years                                                                          121.0           105.9
-----------------------------------------------------------------------------------------------------------

Total paid                                                                           151.4           134.6
-----------------------------------------------------------------------------------------------------------

Balance at December 31                                                      $        431.1 $         387.2
-----------------------------------------------------------------------------------------------------------


         The reduction in the amounts incurred related to prior years resulted primarily from lower than previously expected claim frequency and severity on claims incurred in prior years.


   (5)   Transactions with Affiliates

         The Company participates in a reinsurance agreement whereby the Company assumes GE Capital Life's annuity business for policies issued between 1985 and 1988. See note (7) for detail.

         The Company, GNA, FHL, The Harvest Life Insurance Company, FCL, Jamestown Life Insurance Company, FFRL Re Corp., and LOV are parties to an administrative agreement under which the Company receives services from its affiliates for advertising, actuarial, legal EDP, accounting, underwriting, claims and marketing. Progress payments are made monthly. For the years ended December 31, 1997 and 1996, these services amounted to $19.6 and $27.0, respectively.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


   (5)   Continued

         The Company and GE Capital Life are parties to an administrative services agreement under which the Company provides services to GE Capital Life for advertising, underwriting, claims, marketing, functional support services, accounting, EDP, tax and auditing. Progress payments are made monthly. For the year ended December 31, 1997 and 1996, these services amounted to $0.9 and $1.1, respectively.

         During the years ended December 31, 1997 and 1996, the Company received dividends from GE Capital Life of $7.8 and $8.1, respectively.

         The Company has an outstanding loan of $23.2 and $42.1 at December 31, 1997 and 1996, respectively under its Master Promissory Note with its parent, GNA Corporation. The principal is payable upon written demand of GNA Corporation or at the discretion of the Company. The note pays interest at the cost of funds of GNA Corporation which was 5.89% and 5.73% during December 1997 and 1996, respectively.


   (6)   Federal Income Taxes

         The following is a reconciliation of the federal statutory tax rate before realized capital losses to the effective income tax rate for the years ended December 31, 1997 and 1996:


                                                       Percent of pre-tax income
                                                           1997       1996
------------------------------------------------------------------------------

Federal statutory tax rate                                 35.0%      35.0%
Amortization of discount and IMR on investments           (23.5)      (5.5)
Reserves                                                   74.4       (1.1)
Amortization of deferred acquisition costs, net            37.3       (1.0)
Dividends received deduction                               (9.6)      (2.9)
Accruals not currently deductible                          15.3          -
Prior year return to provision differences                    -        6.5
Other                                                       8.1        2.6
---------------------------------------------------------------------------

Total                                                     137.0%      33.6%
---------------------------------------------------------------------------

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------



(7)      Commitments and Contingencies

         Mortgage Loan Commitments

         As of December 31, 1997 and 1996, the Company was committed to fund $14.3 and $84.1, respectively, in mortgage loans. Because of the short-term nature of these commitments, the face value is a reasonable estimate of their fair value.

         Guaranty Association Assessments

         The Company is required by law to participate in the guaranty associations of the various states in which it is licensed to do business. The state guaranty associations ensure payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies by assessing all other companies operating in similar lines of business.

         There are currently several insurance companies, which had substantial amounts of life and annuity business, in the process of liquidation or rehabilitation. The Company paid $1.8 and $1.5 to various state guaranty associations during 1997 and 1996, respectively. Management expects additional assessments of approximately $15.4 over the next five years to impact the Company's earnings.

         Litigation

         There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.


    (8)  Reinsurance

         The Company remains contingently liable for all reinsurance ceded on an indemnity basis to other companies should they fail to perform their obligations under the reinsurance agreements.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         Effective September 30, 1985, the Company assumed on a coinsurance basis a portion of the single premium annuity contracts issued between 1985 and 1988 from GE Capital Life. Investments totaling $82.6 and $89.8 at December 31, 1997 and 1996, respectively, were placed in a trust account for the benefit of GE Capital Life policyholders allowing GE Capital Life to take the reserve credit on this business. Assumed reinsurance reserves at December 31, 1997 and 1996 were $81.1 and $89.3, respectively.

         Effective June 1, 1989, the Company assumed on an indemnity basis 50% of long-term care policies issued on or after June 1, 1989 from IDS Life Insurance Company (IDSLIC). Aggregate reserves assumed at December 31, 1997 and 1996 totaled $219.2 and $154.3, respectively. Information with respect to premiums and annuity considerations and benefits and expenses assumed by the Company is as follows:



                                                        1997            1996
-----------------------------------------------------------------------------

Premiums and annuity considerations                $    61.7        $   51.7
Benefits and expenses                                   31.0             5.7
-----------------------------------------------------------------------------



         The Company ceded to IDSLIC certain flexible premium and single premium annuity business and certain individual and group single premium life business. Aggregate reserves ceded at December 31, 1997 and 1996 totaled $792.4 and $808.0, respectively. Information with respect to premiums and annuity considerations and benefits and expenses ceded by the Company is as follows:


                                                        1997            1996
-----------------------------------------------------------------------------

Premiums and annuity considerations                 $   0.10         $   0.2
Benefits and expenses                                  58.00            72.8
-----------------------------------------------------------------------------




   (9)   Statutory Capital and Surplus and Dividend Restriction

         The NAIC utilizes Risk-Based Capital (RBC) to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset quality, (ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designed as an early warning tool for the states to identify potential under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors the level of its RBC and it exceeds the minimum required levels as of December 31, 1997 and 1996.

         The Company is restricted by the Delaware State Insurance Code as to the amount of dividends that may be paid within a twelve consecutive month period without regulatory consent. That restriction is the greater of statutory net gain from operations for the previous year or 10% of the policyholder surplus (net of capital stock) at December 31 of the previous year, subject to a maximum limit equal to statutory earned surplus. At December 31, 1997, approximately $232.4 is available without prior approval for dividend payments in 1998. The Company's preferred stock provides for a $50 per share cumulative dividend. As of December 31, 1997 and 1996, the Company has dividends in arrears of $60.0 and $45.0, respectively, on the preferred stock.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


  (10)   Third Party Administrators

         The Company has the following direct premiums written through third party administrators:




                                                                                             Direct premium
                                        Exclusive                             Business    ------------------
                                        contract     Authority granted        written        1997      1996
------------------------------------------------------------------------------------------------------------


ACSIA Insurance Services, Inc.          Yes        Premium Collection       LTC         $    39.0 $    38.8
Benefits Consultants, Inc.              Yes        Premium Collection       AD & Life        91.3      82.3
Financial Institution Services, Inc.    Yes        Premium Collection       AD                  -       4.0
AYCO Corporation                        Yes        Premium Collection       Life             28.1      28.4
National Insurance Services             No         Premium Collection       LTD                 -       3.2
                                                    and Underwriting
------------------------------------------------------------------------------------------------------------


         The Company does not have any direct premium written by managing general agents.


  (11)   Fair Value Disclosures

         The fair values of financial instruments presented below are estimates of the fair values at a specific point in time using available market information and valuation methodologies considered appropriate by management. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

         The Company has no derivative financial instruments as defined by SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments at December 31, 1997 or 1996 other than mortgage loan commitments of $14.3 and $84.1, respectively and $35.0 and $3.3, respectively in European style call options.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

December 31, 1997 and 1996
(Dollar amounts in millions)
--------------------------------------------------------------------------------


         The carrying value of policy loans, short-term investments, other invested assets and payables and receivables that are financial instruments approximates fair value at December 31, 1997 and 1996, respectively and therefore are not presented in the table below.

         At December 31, the carrying amounts and fair values (under GAAP) of the Company's financial instruments were as follows:




                                                                   1997                          1996
                                                    --------------------------------------------------------
                                                      Carrying          Fair       Carrying            Fair
                                                        amount         value         amount           value
------------------------------------------------------------------------------------------------------------


Bonds                                               $  6,463.7    $  6,806.4     $  6,195.9      $  6,226.6
Preferred stocks                                           5.9           6.1           16.5            19.1
Mortgage loans                                           457.5         467.5          355.9           358.3
------------------------------------------------------------------------------------------------------------



         The fair value of bonds and preferred stocks equals quoted market price, if available. If a quoted market price is not available, fair values are estimated based on management's judgment using market prices for similar instruments.

         The fair value of mortgage loans is estimated by discounting the estimated future cash flows using interest rates applicable to current loan origination, adjusted for credit risks.


--------------------------------------------------------------------------------

General Electric Capital Assurance Company

Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus

September  30,  1998  (unaudited) and December  31,  1997   (Dollar  amounts  in
millions, except per share amounts)


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                September 30,        December 31,
Admitted Assets                                                                                     1998                 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Unaudited)

Investments:
       Bonds                                                                             $           7,084.9      $       6,463.7
       Preferred stocks                                                                                  5.7                  5.9
       Common stocks                                                                                 2,177.4              1,931.8
       Mortgage loans                                                                                  519.0                457.5
       Short-term investments                                                                             --                    -
       Policy loans                                                                                    667.4                604.0
       Limited partnership interests                                                                   197.0                188.8
       Receivable for securities                                                                           -                 19.1
       European call options                                                                            87.3                 35.0
----------------------------------------------------------------------------------------------------------------------------------

Total investments                                                                                   10,738.7              9,705.8

Cash                                                                                                    79.5                  6.7
Investment income due and accrued                                                                      173.1                166.0
Guaranty association assessments                                                                         6.8                  8.7
Accident and health premiums due and unpaid                                                             32.3                 38.7
Receivable from subsidiaries and affiliates                                                              0.8                  7.1
Other assets                                                                                             7.5                  7.9
----------------------------------------------------------------------------------------------------------------------------------

Total admitted assets                                                                    $          11,038.7      $       9,940.9
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Capital and Surplus
----------------------------------------------------------------------------------------------------------------------------------

Liabilities:
       Aggregate reserves - life, annuity and accident and health                        $           7,625.2      $       6,914.5
       Supplementary contracts without life contingencies                                              102.5                103.5
       Policy and contract claims                                                                       54.6                 48.6
       Interest maintenance reserve                                                                    118.9                116.4
       General expenses due and accrued                                                                 69.2                 58.6
       Taxes, licenses and fees due and accrued                                                          5.6                 12.4
       Federal income taxes due or accrued                                                              85.5                 84.7
       Remittances and items not allocated                                                             271.8                108.4
       Payable to subsidiaries and affiliates                                                           38.1                 38.7
       Asset valuation reserve                                                                         100.8                 79.6
       Premiums and annuity considerations received in advance                                           9.1                  8.8
       Commissions payable                                                                              15.0                 13.5
       Funds held under reinsurance treaties with unauthorized reinsurers                                                       -
       Borrowed money                                                                                   17.5                 23.2
       Other                                                                                             3.3                  1.1
       liabilities
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                    8,517.1              7,612.0
----------------------------------------------------------------------------------------------------------------------------------

Capital and surplus:
       Common stock, Class A ($1 par value, 4,200,000 shares authorized,
           4,011,258 issued and 3,521,258 outstanding)                                                   4.0                  4.0
       Common stock, Class B ($1 par value, 2,000,000 shares authorized,
          550,000 issued and outstanding)                                                                0.6                  0.6
       Preferred stock ($1 par value, 1,000,000 shares authorized, 300,000 issued
          and outstanding)                                                                               0.3                  0.3
       Paid-in surplus                                                                               1,798.9              1,798.9
       Unassigned surplus                                                                              779.1                586.4
       Less treasury stock, Class A ($1 par value, 490,000 shares)                                     (61.3)               (61.3)
----------------------------------------------------------------------------------------------------------------------------------

Total capital and surplus                                                                            2,521.6              2,328.9
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities and capital and surplus                                                $          11,038.7      $       9,940.9
----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Summary of Operations

Nine Months ended September 30, 1998 and 1997 (Unaudited)
(Dollar amounts in millions)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              September 30,         September 30,
                                                                                                   1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (Unaudited)           (Unaudited)

Revenues:
     Premiums and annuity considerations                                                    $        1,013.0    $            768.4
     Considerations for supplementary contracts                                                         33.7                  29.1
     Investment income, net                                                                            462.6                 432.8
     Amortization of interest maintenance reserve                                                       12.3                  10.5
     Commission and expense allowances on reinsurance ceded                                              2.8                   0.1
     Other                                                                                               0.3                   1.4
-----------------------------------------------------------------------------------------------------------------------------------

Total revenues                                                                                       1,524.7               1,242.3
-----------------------------------------------------------------------------------------------------------------------------------

Benefits:
     Death benefits                                                                                     18.8                   7.1
     Annuity benefits                                                                                  213.7                 157.9
     Disability benefits and benefits under accident and health policies                               126.4                 114.1
     Surrender benefits and other fund withdrawals                                                     151.0                 179.6
     Payments on supplementary contracts                                                                37.5                  35.0
     Interest on policy or contract funds                                                                0.4                   1.3
     Increase in aggregate reserves - life, annuity and accident and health                            710.6                 478.5
     Increase (decrease) in reserve for supplementary contracts without life
        contingencies                                                                                   (1.0)                 (0.8)
-----------------------------------------------------------------------------------------------------------------------------------

Total benefits                                                                                       1,257.4                 972.7
-----------------------------------------------------------------------------------------------------------------------------------

Expenses:
     Commissions                                                                                       114.1                 103.8
     General insurance expenses                                                                        134.8                 145.0
     Insurance taxes, licenses and fees                                                                  8.5                  14.0
-----------------------------------------------------------------------------------------------------------------------------------

Total expenses                                                                                         257.4                 262.8
-----------------------------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                                                          1,514.8               1,235.5
-----------------------------------------------------------------------------------------------------------------------------------

Income before federal income taxes and realized capital losses                                           9.9                   6.8

Federal income tax provision                                                                            33.9                  33.0
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before realized capital losses                                                           (24.0)                (26.2)

Realized capital gains (losses), net of tax                                                              0.2                  (4.0)

-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                            $         (23.8)   $            (30.2)
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Changes in Capital and Surplus

Nine Months ended September 30, 1998 and 1997 (Unaudited)
(Dollar amounts in millions)



-------------------------------------------------------------------------------------------------------------------------

                                                               Common         Paid-in       Unassigned       Treasury
                                                               Stock          Surplus        Surplus          stock
------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1996                             $           4.9 $       1,798.9 $        284.9 $        (61.3)

Net income                                                             -               -          (30.2)              -
Change in net unrealized capital gains                                 -               -          185.0               -
Decrease in nonadmitted assets                                         -               -            1.0               -
Increase in asset valuation reserve                                    -               -          (15.4)              -

------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1997                            $           4.9 $       1,798.9 $        425.3 $         (61.3)
-------------------------------------------------------------------------  ---------------------------------------------



Balance at December 31, 1997                             $           4.9 $       1,798.9 $        586.4 $         (61.3)

Net loss                                                               -               -          (23.8)              -
Change in net unrealized capital gains                                 -               -          240.4               -
Decrease in nonadmitted assets                                         -               -           (2.8)              -
Increase in asset valuation reserve                                    -               -          (21.1)              -

------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1998                            $           4.9 $       1,798.9 $        779.1 $         (61.3)
------------------------------------------------------------------------------------------------------------------------



See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Statutory Statements of Cash Flows

Nine Months ended September 30, 1998 and 1997 (Unaudited)
(Dollar amounts in millions)



------------------------------------------------------------------------------------------------------------------

                                                                                          1998           1997
------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)    (Unaudited)

Cash from operations:
Premiums and annuity considerations                                                 $      1,019.7 $        769.3
Other premiums, considerations and deposits                                                   33.7           29.1
Investment income received (excluding realized gains or losses and net  investment           417.5          410.6
expense)
Other income received                                                                          2.1            2.6
------------------------------------------------------------------------------------------------------------------

Cash provided from revenues                                                                1,473.0        1,211.6
------------------------------------------------------------------------------------------------------------------

Life, annuity and accident and health claims paid                                            352.9          273.5
Surrender benefits and other fund withdrawals paid                                           151.0          179.6
Other benefits to policyholders paid                                                          37.9           36.3
------------------------------------------------------------------------------------------------------------------

Cash applied to benefits                                                                     541.8          489.4
------------------------------------------------------------------------------------------------------------------

Commissions                                                                                  112.6          105.3
Other expenses and taxes paid                                                                139.4          121.9
Federal income taxes paid (excluding tax on capital gains)                                    33.1           15.7
------------------------------------------------------------------------------------------------------------------

Cash applied to general and other expenses                                                   285.1          242.9
------------------------------------------------------------------------------------------------------------------

Total cash provided by operations                                                            646.1          479.3
------------------------------------------------------------------------------------------------------------------

Cash from investments:
     Proceeds from investments sold, matured or repaid:
        Bonds                                                                              1,006.1          528.8
        Common and preferred stocks                                                            0.2           11.7
        Mortgage loans                                                                        29.5           13.1
        Miscellaneous proceeds                                                                 0.3             --
------------------------------------------------------------------------------------------------------------------

        Total investment proceeds                                                          1,036.1          553.6

Net tax on capital gains                                                                      10.3            2.9
------------------------------------------------------------------------------------------------------------------

Net investment proceeds                                                                    1,025.8          550.7
------------------------------------------------------------------------------------------------------------------

Cost of investments acquired (long-term only):
     Bonds                                                                                 1,569.3          671.5
     Common stocks                                                                            16.8           17.3
     Mortgage loans                                                                           91.0          109.6
     Limited Partnership interests                                                            43.9          141.9
------------------------------------------------------------------------------------------------------------------

Total investments acquired                                                                 1,721.1          940.3
------------------------------------------------------------------------------------------------------------------

Net increase in policy loans                                                                  63.4           64.1
------------------------------------------------------------------------------------------------------------------

Net cash used by investments                                                                (758.7)        (453.7)
------------------------------------------------------------------------------------------------------------------

Cash from financing and miscellaneous sources:
     Cash provided:
        Borrowed money                                                                        (5.6)         (42.0)
        Other cash provided                                                                  194.1           92.2
------------------------------------------------------------------------------------------------------------------

Total cash provided                                                                          188.5           50.2

Cash applied:
     Dividends paid to stockholders                                                             --              -
     Other applications                                                                        3.1            9.4
------------------------------------------------------------------------------------------------------------------

Total cash applied                                                                             3.1            9.4
------------------------------------------------------------------------------------------------------------------

Net cash provided by financing and miscellaneous sources                                     185.4           40.8
------------------------------------------------------------------------------------------------------------------

Net change in cash and short-term investments                                                 72.8           66.4
Cash and short-term investments at beginning of period                                         6.7            0.0
------------------------------------------------------------------------------------------------------------------

Cash and short-term investments at end of period                                    $         79.5 $         66.4
------------------------------------------------------------------------------------------------------------------



See accompanying notes to statutory financial statements.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

September 30, 1998 (unaudited)

--------------------------------------------------------------------------------
   (1) Corporate Structure, Basis of Presentation and Summary of Significant Accounting Policies


         The accompanying condensed quarterly financial statements represent General Electric Capital Assurance Company (the Company), a Delaware domiciled insurance company, is primarily engaged in the business of providing annuity, interest-sensitive life, accidental death and dismemberment and long-term care insurance coverage. The Company is a wholly-owned subsidiary of GNA Corporation which is wholly owned by GE Financial Assurance Holdings, Inc. (GEFA) (formerly GE Life Insurance Group, Inc.) which is owned by General Electric Capital Corporation.

         The condensed quarterly financial statements are unaudited. These statements include all adjustments considered necessary by management to fairly present the Company's results of operations, financial position and cash flows. The results reported in these condensed quarterly financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.


         Differences Between Statutory Accounting Principles and Generally Accepted Accounting Principles

         The accompanying statutory financial statements of the Company have been prepared in accordance with insurance accounting practices prescribed by the National Association of Insurance Commissioners
         (NAIC) and the State of Delaware Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no significant permitted accounting practices which vary from prescribed accounting practices or generally accepted accounting principles.

         In March 1998, the NAIC adopted the codification of Statutory Accounting Principles (the Codification). Once implemented, the definitions of what comprises prescribed versus permitted statutory accounting practices may result in changes to accounting policies that insurance enterprises use to prepare their statutory financial statements. The implementation date is ultimately dependent on an insurer's state of domicile. The Company does not expect a material impact on its statutory financial statements resulting from the implementation of codification.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

September 30, 1998 (unaudited)

--------------------------------------------------------------------------------


         The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

         Statutory accounting principles (SAP) differ from generally accepted accounting principles (GAAP) in several respects, which cause differences in reported net income, cash flows and shareholders' interest (statutory capital and surplus). The principal SAP which differ from GAAP include:

                  o The financial statements of subsidiaries are not consolidated and are accounted for as investments in common stock. Subject to certain statutory limitations, the book value of subsidiaries is adjusted to their statutory surplus by a credit or charge for an unrealized gain or loss, a component of surplus.

                  o Fixed maturity securities, all of which are classified as available-for-sale, are generally reported at amortized cost and changes in market value are not recorded.

                  o   Certain  assets  (principally  furniture,   equipment  and
                      prepaid expenses) have been designated as non-admitted assets and excluded from assets by a charge to statutory surplus.

                  o Intangible assets (present value of future profits and goodwill) and other adjustments, resulting from the
                      Company's and its subsidiaries' acquisitions, are not recorded.

                  o Aggregate reserves for life, annuities and accident and health are based on statutory mortality and interest requirements without consideration for anticipated withdrawals. Morbidity assumptions are based on the Company's experience.

                  o Interest Maintenance Reserve (IMR) represents the deferral of interest-related realized gains and losses, net of tax, on primarily fixed maturity investments which are amortized into income over the remaining life of the investment sold.

                  o   Deferred income taxes are not provided.

                  o Asset Valuation Reserve (AVR) represents a contingency reserve for credit-related risk on most invested assets of the Company, and is charged to statutory surplus.

General Electric Capital Assurance Company

Notes to Statutory Financial Statements

September 30, 1998 (unaudited)

--------------------------------------------------------------------------------

                  o   Policy acquisition costs are expensed as incurred.

                  o State guaranty association assessments are capitalized when paid and amortized in accordance with state premium tax offset provisions.

                  o Deductions from policy and contract liabilities, including aggregate reserves, for reinsurance ceded are reported net of the policy obligation rather than shown as an asset.

                   o The Statements of Cash Flows differ in certain respects from the presentation required by Statement of Financial Accounting Standards No. 95, including the presentation of the changes in cash and short-term investments instead of cash and cash equivalents. Short-term investments include securities with maturities, at the time of acquisition, of one year or less. There is no reconciliation between net income and cash from operations.

(2)           Subsequent Event
                  On January 1, 1999, Great Northern Insured Annuity Corporation, a wholly-owned subsidiary of the Company, was merged with and into the Company with the Company as the surviving corporation.

                                     Part C

                                Other Information

Item 24.  Financial Statements and Exhibits

         (a)      Financial Statements.

                  (1) Financial Statements of the Registrant, GNA Variable Investment Account - Statement of Additional Information.

                  (2)      Financial   Statements  of  the  Depositor,   General
                           Electric  Capital   Assurance  Company  Statement  of
                           Additional Information.

          (b)     Exhibits

                  (1) Resolution of the Board of Directors of Great Northern Insured Annuity Corporation establishing the GNA Variable Investment Account. Incorporated by reference to Exhibit (1) to registration statement under the Securities Act of 1933 of GNA Variable Investment Account, File No. 33-78810, filed May 11, 1994.

                  (2)      Agreement  and  Plan of  Merger  dated  as of May 18,
                           1998, by and between General Electric Capital Assurance Company and Great Northern Insured Annuity Corporation.

                  (3) Agreements for custody of securities and similar investments - Not Applicable.

                  (4)(i) Underwriting Agreement between Great Northern Insured Annuity Corporation (Depositor) and GNA Distributors, Inc.(Underwriter). Incorporated by reference to Exhibit (3)(i) to registration statement under the Securities Act of 1933 of GNA Variable Investment Account, File No. 33-78810, filed May 11, 1994.

                     (ii) Form of broker-dealer agreement between of Great Northern Insured Annuity Corporation, GNA Distributors, Inc. (Underwriter), GNA Securities, Inc. and broker-dealers. Incorporated by reference to Exhibit (3)(ii) to registration statement under the Securities Act of 1933 of GECA Variable Investment Account, File No. 33-78810, filed May 11, 1994.

                  (5)(i) Specimen Group Deferred Variable Annuity and Modified Guaranteed Annuity Contract. Previously filed as Exhibit (4)(i) to Form N-4 filed September 15, 1994.

                     (ii) Specimen Certificate under Group Deferred Variable Annuity and Modified Guaranteed Annuity Contract. Previously filed as Exhibit (4)(ii) to Form N-4 filed September 15, 1994.

                    (iii) Endorsements to Contracts or Certificates. Previously filed as Exhibit (4)(iii) to Form N-4 filed May 11, 1994.

                     (iv)  Addenda to Contracts or Certificates.

                   (6)(i) Application for Group Deferred Variable Annuity and Modified Guaranteed Annuity Contract. Previously filed as Exhibit (5)(i) to Form N-4 filed May 11, 1994.

                     (ii) Application for Certificate under Group Deferred Variable Annuity and Modified Guaranteed Annuity
                           Contract. Previously filed as Exhibit (5)(ii) to Form N-4 filed May 11, 1994.

                   (7)(i) Certificate of Incorporation of General Electric Capital Assurance Company.

                     (ii)  By-laws of General Electric Capital Assurance
                           Company.

                   (8) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.

                   (9)     Service  Agreement  between  Great  Northern  Insured
                           Annuity Corporation and Delaware Valley Financial Services, Inc. Previously filed as Exhibit (8) to Form N-4 filed November 16, 1994.

                  (10) Opinion and Consent of Ward E. Bobitz, Esq., Vice President and Assistant Secretary, as to the legality of the securities being registered.

                  (11)(i)  Written consent of KPMG LLP.

                  (12) All financial statements omitted from item 23, Financial Statements - Not Applicable.

                  (13) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contractowners - not applicable.

                  (14)     Schedule   for   computation   of  each   performance
                           quotation provided in the Registration Statement in response to Item 21.

Item 25.  Directors and Officers of the Depositor.

Executive Officers and Directors



                                                                 Position with GECA and
          Name (Age)                                    Principal Occupation for Last Five Years
          ----------                                    ----------------------------------------

Geoffrey S. Stiff               President  and Chief  Executive  Officer  of GECA  since  1997.  Director  of GECA since
(46)                            1993.  Acting  President of GECA 1996 - 1997.  Senior Vice President and Chief Financial
                                Officer of GECA 1993 - 1996.

Thomas A. Skiff                 President,  Long Term Care Division of GECA since 1996.  President  and Chief  Executive
(55)                            Officer of AMEX Life Assurance Company 1995 - 1996. Acting President  1994-1995.  Senior
                                Vice  President,  Chief  Financial  Officer  and Chief  Actuarial  Officer  of AMEX Life
                                Assurance Company 1992 - 1995.

James D. Atkins                 Senior Vice  President  of GECA since 1997.  Senior Vice  President of First Colony Life
(41)                            Insurance Company since 1992.

Donald W. Britton               Senior Vice  President  of GECA since 1998.  President  of First  Colony Life  Insurance
(49)                            Company since 1997.  Executive Vice President,  Marketing of First Colony Life Insurance
                                Company 1992 - 1997.

Thomas W. Casey                 Senior Vice President of GECA since 1998.  Chief  Financial  Officer of GECA since 1997.
(36)                            Vice President of GECA 1993 - 1998.

John Connolly                   Senior Vice  President,  Long Term Care  Division of GECA since  1996.  Vice  President,
(53)                            Business Operations of GECA 1993 - 1996.

Frank D'Ambra                   Senior Vice President of GECA since 1997.  Vice President of Canada Life 1994 - 1997.
(44)                            Assistant Vice President of Confederation Life 1990 - 1994.

Frank T. Gencarelli             Senior  Vice  President  of GECA  since  1997.  Vice  President  of  First  Colony  Life
(44)                            Insurance Company since 1992.

Debora D. Horvath               Senior Vice President and Chief  Information  Officer of GECA since 1995. Vice President
(43)                            and Chief Information Officer of GECA 1993 - 1995.

John M. Howard                  Senior Vice President of GECA since 1997.  Vice  President of GECA 1997.  Program
(31)                            Manager of GNA 1993-1997.

Charles A. Kaminski             Senior Vice President and Director of GECA since 1993. Chief Investment Officer of  GECA
(50)                            since 1997. Vice President of GECA since 1993.

Michael C. Knebel               Vice President and Investment  Officer of GECA since 1998.  Vice President and Assistant
(45)                            Treasurer, SAFECO Corporation 1988 - 1997.

Clifford A. Lange               Senior Vice  President and Chief Actuary of GECA since 1998.  Senior Vice  President and
(41)                            Chief  Actuary of Golden  Rule  Insurance  Company  1996 - 1998.  Consulting  Actuary of
                                Tillinghast/TowersPerrin  1994 - 1995.  Vice  President and Chief Actuary of Connecticut
                                Mutual Life Insurance Company 1991 - 1994.

Andrew J. Larsen                Senior Vice  President of GECA since 1998.  Director  and  Executive  Vice  President of
(51)                            First Colony Life  Insurance  Company  since 1995.  Vice  President of First Colony Life
                                Insurance Company 1986 - 1995.

Victor C. Moses                 Senior Vice  President  and  Director of GECA since 1993.  Chief  Actuary of GECA 1993 -
(50)                            1998.


Leon E. Roday                   Senior  Vice  President  and General  Counsel of GECA since  1996.  Attorney of LeBoeuf,
(44)                            Lamb, Greene & MacRae, L.L.P. 1982 - 1996.

Mark E. Schwarzmann             Senior  Vice  President  of GECA since  1997.  Senior Vice  President,  Chief  Operating
(36)                            Officer of GE Capital - ResCom 1995 - 1997. Managing Director,  Business  Development of
                                GE Capital  Commercial Real Estate  Financing and Services 1994 - 1995.  Program General
                                Manager of GE Power Generation 1993 - 1994.

Deborah C. Towner               Senior  Vice  President  and Chief  Mortgage  Investment  Officer  of GECA  since  1997.
(45)                            Assistant  Vice  President  of GECA  1995 - 1997.  Assistant  Vice  President  of  Great
                                Northern Insured Annuity Corporation 1985 - 1997.

Marycatherine Yeagley           Senior Vice President of GECA since 1995.  Vice President of GECA 1993 - 1995.
(51)



(1) Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified.


Item 26. Persons controlled by or under common control with Depositor or Registrant.

         Diagram provided.

Item 27.  Number of Contract Owners.

         As of December 11, 1998, there were 752 contracts outstanding.

Item 28.  Indemnification.

         The Depositor's By-Laws provide, inter alia, that any director, officer or employee of the Depositor may be indemnified by the Depositor against liability (including fines, penalties and amounts paid or incurred in settlement of any action or in the satisfaction of a judgment except a judgment in favor of the Depositor) and reasonable expenses incurred by him or her in connection with any action of whatever nature, whether civil, criminal, administrative or investigative, in which her or she may be involved by reason of his or her having been a director, officer or employee of the Depositor. In the case of an action brought by or in the right of the Depositor, a person who has been successful on the merits shall be indemnified as of right, no person who has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Depositor shall be indemnified, and any other party shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person has not been guilty of negligence or misconduct in the performance of his or her duty to the Depositor. In the case of any other action, a person who has been successful on the merits shall be indemnified as of right and any other person shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Depositor and, in any criminal action or proceeding, that such person had no reasonable cause to believe that his or her conduct was unlawful.

         Notwithstanding the foregoing, the Depositor hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a depositor, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

         a. GNA Distributors, Inc., the principal underwriter, also acts as the distributor of the following other investment companies: GE Investments Funds, Inc.

         b. The officers and directors of the principal underwriter, GNA Distributors, Inc. and required information concerning the same are as follows:



      Name
      (Position)                                                    Principal Business Address
      ----------                                                    --------------------------
      Geoffrey S. Stiff                                             6610 West Broad Street
      (Director and Senior Vice President)                          Richmond, VA 23230

      Victor C. Moses                                               Two Union Square, P.O. Box 490
      (Director and Senior Vice President of Business Development)  Seattle, WA 98111-0490

      Scott A. Curtis                                               6610 West Broad Street
      (President and Chief Executive Officer)                       Richmond, VA 23230

      Thomas W. Casey                                               6604 West Broad Street
      (Senior Vice President and Chief Financial Officer)           Richmond, VA 23230

      Jeffrey I Hugunin                                             6604 West Broad Street
      (Treasurer)                                                   Richmond, VA 23230

      Edward J. Wiles, Jr.                                          777 Long Ridge Road
      (Vice President, Counsel and Secretary)                       Stamford, CT 06927

      John W. Attey                                                 7125 West Jefferson Avenue, Suite 200
      (Vice President, Counsel and Assistant Secretary)             Lakewood, CO 80235

      Stephen N. DeVos                                              6604 West Broad Street
      (Vice President and Controller)                               Richmond, VA 23230

         c. For the year ended December 31, 1997, GNA Distributors, Inc. received $35,991.14 as compensation for sales of the variable annuity contracts issued by the GNA Variable Investment Account. 100% of that amount was remitted to Great Northern Insured Annuity Corporation to reimburse it for commissions paid for such sales.

Item 30.  Location of Accounts and Records.

         All books and records relating to the Contracts are maintained at the Annuity Service Center at 300 Berwyn Park, Berwyn, PA 19312-0031 or at 6604 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services.

         None.

Item 32.  Undertakings.

         (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
         (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.
         (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

STATEMENT PURSUANT TO RULE 6c-7

GECA offered Contracts to participants in the Texas Optional Retirement Program. In connection therewith, GECA and the Separate Account rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been complied with.

SECTION 26(e)(2)(A) REPRESENTATION

GECA hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GECA.

                              Organizational Chart



                                General Electric
                                     Company
                                        |
                                     (100%)
                                        |
                                General Electric
                             Capital Services, Inc.
                                        |
                                     (100%)
                                        |
                                General Electric
                               Capital Corporation
                                        |
                                     (100%)
                                        |
                             GE Financial Assurance
                                 Holdings, Inc.
                                        |
                                     (100%)
                                        |
                                 GNA Corporation
                                        |
                                     (100%)
                                        |
                                General Electric
                            Capital Assurance Company
                                        |
                                     (100%)
                                        |
                                 GE Capital Life
                          Assurance Company of New York
                     (52% owned by General Electric Capital
                               Assurance Company)

                                   Signatures

                  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the County of Henrico, and the Commonwealth of Virginia on this 4th day of January, 1999.

                                  GNA VARIABLE INVESTMENT ACCOUNT

                                  (Registrant)

                                  By: General Electric Capital Assurance Company



                                  By: /s/ Geoffrey S. Stiff
                                    --------------------------------------------
                                      Geoffrey S. Stiff, President

                                  General Electric Capital Assurance Company

                                  (Depositor)



                                  By: /s/ Geoffrey S. Stiff
                                     -------------------------------------------
                                      Geoffrey S. Stiff

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



Signature                                            Title                                                Date
---------                                            -----                                                ----


/s/ Geoffrey S. Stiff                   Director, President and                                January 4, 1999
----------------------                  Chief Executive Officer
Geoffrey S. Stiff


/s/ Charles A. Kaminski                 Director, Senior Vice President                        January 4, 1999
-----------------------
Charles A. Kaminski


/s/ Victor C. Moses                     Director, Senior Vice President                        January 4, 1999
-----------------------
Victor C. Moses


                                  EXHIBIT INDEX


     Exhibit No.                       Description
     -----------                       -----------
         (1)            Resolution of the Board of Directors of    Incorporated herein by reference to
                        Great Northern Insured Annuity             Exhibit (1) to registration statement
                        Corporation establishing the GNA           under the Securities Act of 1933 of GNA
                        Variable Investment Account.               Variable Investment Account, File No.
                                                                   33-78810 filed May 11, 1994.

         (2)            Agreement and Plan of Merger by and        Filed herewith.
                        between General Electric Capital
                        Assurance Company and Great Northern
                        Insured Annuity Corporation.

        (4)(i)          Underwriting Agreement between Great       Incorporated herein by reference to
                        Northern Insured Annuity Corporation       Exhibit (3)(i) to registration statement
                        (Depositor) and GNA Distributors, Inc.     under the Securities Act of 1933 of GNA
                        (Underwriter).                             Variable Investment Account, File No.
                                                                   33-78810 filed May 11, 1994.

       (4)(ii)          Form of broker-dealer agreement between    Incorporated herein by reference to
                        Great Northern Insured Annuity             Exhibit (3)(ii) to registration
                        Corporation, GNA Distributors, Inc.        statement under the Securities Act of
                        (Underwriter), GNA Securities, Inc. and    1933 of GNA Variable Investment Account,
                        broker-dealers.                            File No. 33-78810 filed May 11, 1994.

        (5)(i)          Specimen Group Deferred Variable Annuity   Previously filed  as  Exhibit (4)(i) to
                        and Modified Guaranteed Annuity Contract.  Form N-4 filed September 15, 1994.

       (5)(ii)          Specimen Certificate under Group           Previously filed as Exhibit (4)(ii) to
                        Deferred Variable Annuity and              Form N-4 filed September 15, 1994.
                        Modified Guaranteed Annuity Contract.

       (5)(iii)         Endorsements to Contracts or               Previously filed as Exhibit(4)(iii) to
                        Certificates.                              Form N-4 filed May 11, 1994.

       (5)(iv)          Addenda to Contracts or Certificates       Filed herewith.

       (6)(i)           Application for Group Deferred             Previously filed as Exhibit(5)(i) to
                        Variable Annuity and Modified Guaranteed   Form N-4 filed May 11, 1994.
                        Annuity Contract.

       (6)(ii)          Application for Certificate under Group    Previously filed as Exhibit (5)(ii) to
                        Deferred  Variable  Annuity  and           Form N-4 filed May 11, 1994.
                        Modified Guaranteed Annuity Contract.

        (7)(i)          Certificate of Incorporation of General    Filed herewith.
                        Electric Capital Assurance Company.



     Exhibit No.                       Description
     -----------                       -----------

       (7)(ii)          By-laws of General Electric Capital        Filed herewith.
                        Assurance Company.

         (9)            Service Agreement between Great Northern   Previously filed as Exhibit (8) to Form
                        Insured Annuity Corporation and Delaware   N-4 filed September 15, 1994.
                        Valley Financial Services, Inc.

         (10)           Opinion and consent of Ward E. Bobitz,     Filed herewith.
                        Esq., Vice President and Assistant
                        Secretary, as to the legality of the
                        securities being registered.

       (11)(i)          Written consent of KPMG LLP.               Filed herewith.

         (14)           Schedule of computation of each            Filed herewith.
                        performance quotation provided in the
                        Registration Statement in response to
                        Item 21.